
10013157


ORIGINAL

As filed with the Securities and Exchange Commission on September 10, 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
WASH, D.C.
SEP 13 2010
200
SECTION

FORM 1-A
REGULATION A OFFERING STATEMENT
Under
THE SECURITIES ACT OF 1933

PRIME PACIFIC FINANCIAL SERVICES, INC.
(Exact name of issuer as specified in its charter)

WASHINGTON	**6712**	**91-2089331**
(State or other jurisdiction of incorporation or organization)	*(Primary standard industrial classification code number)*	*(I.R.S. employer identification no.)*

2502 196th Street, Lynnwood, Washington 98036, Telephone 425 -712-9898
(Address and telephone number of principal executive offices and principal place of business)

GLENN DEUTSCH
President and Chief Executive Officer
2502 196th Street
Lynnwood, Washington 98036
(425) 712-9898
(Name, address, and telephone number of agent for service)

Copies of communications to:

STEPHEN M. KLEIN, ESQ.
BART E. BARTHOLDT, ESQ.
Graham & Dunn PC
Pier 70, 2801 Alaskan Way, Suite 300
Seattle, Washington 98121-1128

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1 – NOTIFICATION

Item 1. Significant Parties

The directors and executive officers of Prime Pacific Financial Services, Inc. are as follows. The residence and business addresses of such persons are provided below.

Name	Business Address	Residence Address
(a) Directors		
Glenn Deutsch	2502 196th St SW Lynnwood, WA 98036	13704 67th Ave W Edmonds, WA 98026
David Bolin, Jr.	PO Box 82187 Kenmore, WA 98028	16040 38th Ave NE Lake Forest Park, WA 98155
Diana Clay	2002 196th St SW Lynnwood, WA 98036	PO Box 2669 Lynnwood, WA 98036
Norman Goodwin, DDS	19020 33rd Ave W, Ste 200 Lynnwood, WA 98036	1105 12th Ave N Edmonds, WA 98020
Timothy McMahon	6505 216th SW, Ste 205 Mountlake Terrace, WA 98043	14330 24th Ave SE Mill Creek, WA 98012
John Pfeifer, O.D.	18631 Alderwood Mall Pkwy, Ste 105 Lynnwood, WA 98037	15435 11th Ave SW Burien, WA 98166
Linda Schoener	700 Bellevue Way NE, Ste 220 Bellevue, WA 98004	7212 164th St SW Edmonds, WA 98026
Harry Truitt	5421 196th St SW, Ste 6 Lynnwood, WA 98036	15427 Westwick Rd Snohomish, WA 98020
Roger Werner, CPA	19109 36th Ave W, Ste 213 Lynnwood, WA 98036	2637 Perkins Lane W Seattle, WA 98199
(b) Executive Officers		
Eric Carlsen	2502 196th St SW Lynnwood, WA 98036	808 Maple Street Edmonds, WA 98202
Don Kiser	2502 196th St SW Lynnwood, WA 98036	7081 47th Ave W Mukilteo, WA 98275
Liz Norsby	2502 196th St SW Lynnwood, WA 98036	6810 73rd St NE Marysville, WA 98270

(c) **Not Applicable**

(d) **Not Applicable**

(e) **Not Applicable**

(f) **Not Applicable**

(g) **Affiliates of the Issuer.** Prime Pacific Bank, National Association (the "Bank") is a wholly-owned subsidiary of Prime Pacific Financial Services, Inc. (the "Company" or the "Issuer").

(h) **Legal Counsel.** Graham & Dunn PC, Seattle, Washington, Pier 70, 2801 Alaskan Way, Suite 300, Seattle, Washington 98121-1128, has advised the Issuer in connection with certain banking and securities aspects of the offering. Graham & Dunn PC has advised the Issuer that when sold by the Issuer pursuant to the terms of the Offering Statement and after the Offering Statement has been qualified by the Securities and Exchange Commission, the shares will be legally issued under the laws of the State of Washington fully paid and non-assessable.

(i) – (m) **Not Applicable**

Item 2. Application of Rule 262

(a) None of the persons identified in the response to Item 1 is subject to the disqualification provisions set forth in Rule 262.]

(b) **Not Applicable**

Item 3. Affiliate Sales

Not Applicable

Item 4. Jurisdiction in Which Securities Are to be Offered

(a) The Shares will not be offered or sold by any underwriters, dealers or salespersons.

(b) The Issuer will offer and sell the shares to the general public. Although no priority or allocation will be made with respect to existing shareholders of the Company, such persons will be offered an opportunity to participate in the offering. However, the Company has discretion not to offer shares to persons who reside in states in which regulatory compliance would, in the judgment of the Company, be unduly burdensome. The Company intends to offer shares to existing shareholders and the general public in the State of Washington pursuant to a registration by coordination effected pursuant to Washington law, and intends to offer shares to Company shareholders residing in other states, which provide applicable exemptions from registration in connection with such offers and sales. All offers and sales will be accomplished in accordance with applicable state securities laws. No person associated with the Issuer will receive any bonus, commission or other compensation directly or indirectly in connection with such sales.

Item 5. Unregistered Securities Issued or Sold Within One Year

None.

Item 6. Other Present or Proposed Offerings

No offerings are present or proposed at the current time.

Item 7. Marketing Arrangements

There is no arrangement known to the Issuer or to any person named in response to Item 1 above for any of the purposes set forth in Item 7, Form 1-A.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the Offering Statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

OFFERING CIRCULAR

2502 196th Street
Lynnwood, Washington 98036
(425) 712-9898

A Maximum of $5,000,000
(1,562,500 Shares at $3.20 Per Share)

Prime Pacific Financial Services, Inc. ("Prime Pacific") is offering up to 1,562,500 shares of its common stock to our shareholders and the general public at $3.20 per share. The offering will commence on __________, 2010, and will terminate on ______________, 2010 [60 DAYS] unless we terminate it earlier or extend it for up to an additional 30 days.

The minimum purchase amount for new shareholders is 3,125 shares ($10,000). There is no minimum purchase amount for current shareholders.

In addition to other matters discussed in this document, you should also be aware of the following:

- There is **no minimum offering amount,** and we may receive less than $5,000,000 in gross proceeds;
- Because there is **no minimum offering amount,** we will have immediate access to subscription funds once we have accepted a subscription;
- Once we have accepted a subscription, it cannot be withdrawn by the investor;
- We are selling shares directly – there is no underwriter or broker involved in the offering;
- There is no established trading market for our shares, and there is very limited trading activity; and
- We have subjectively established the offering price at $3.20 per share, based on a variety of factors considered relevant by our board of directors (see "TERMS OF THE OFFERING – Offering Price" for a description of the factors considered).

Investment in the shares involves a substantial degree of risk. See "RISK FACTORS" beginning on page 6 for information that should be considered by each prospective investor.

The securities offered by means of this Offering Circular are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public(1)	**Underwriting Discounts and Commissions(2)**	**Proceeds to Company(3)**
Per Common Share	$3.20	$-0-	$3.20
Maximum Offering	$5,000,000	$-0-	$5,000,000

(1) The offering price for the shares has been determined by Prime Pacific. See "RISK FACTORS."
(2) Neither an underwriter nor broker-dealer will be used in connection with the offering; all shares are being offered on a best-efforts basis by Prime Pacific and no commissions will be paid on sales. See "TERMS OF THE OFFERING."
(3) Before deducting estimated expenses of the offering of approximately $50,000 including legal and accounting fees, printing and other miscellaneous expenses payable by Prime Pacific. Prime Pacific anticipates that proceeds will be contributed to Prime Pacific Bank. See ""USE OF PROCEEDS."

The date of this Offering Circular is _________, 2010

TABLE OF CONTENTS

Page

OFFERING CIRCULAR SUMMARY

The following summary explains the significant aspects of the stock offering. The summary is qualified by the more detailed information and the financial statements appearing elsewhere in this Offering Circular.

The Offering

Common Stock Offered	1,562,500 Shares
Common Stock to be Outstanding After the Offering	2,796,197 shares, assuming all offered shares are purchased.
Minimum Subscription	New shareholders must subscribe for at least 3,125 shares ($10,000). There is no minimum subscription amount for existing shareholders. See "TERMS OF THE OFFERING."
Maximum Subscription	No person may purchase more than a number of shares that would cause such person to beneficially own, together with shares that such person currently owns, more than 5% (61,684 shares, based on the number of shares currently outstanding) of the total shares outstanding, without the prior approval of the Company. See "TERMS OF THE OFFERING."
Price	$3.20 per share
Use of Proceeds	For general working capital purposes and to support anticipated future growth of Prime Pacific Bank. See "USE OF PROCEEDS."
Special Factors to be Considered	The securities offered involve certain risks. See "RISK FACTORS."

Plan of Distribution and Terms of the Offering

The offering will commence on **_________, 2010** and will continue until **__________, 2010** unless we determine in our sole discretion to terminate the offering earlier or to extend it, for up to 30 additional days.

The offering is to the general public; although we will provide offering materials to certain of our existing shareholders, they will not have priority in the offering.

The offering is being made only to residents of states in which an exemption from registration under applicable state securities laws is available, or in which the Company can register the offering, by coordination or otherwise, without undue expense or burden. The Company reserves broad discretion as to the states in which the offering will be made. See "TERMS OF THE OFFERING -- Broad Company Discretion."

New shareholders must purchase a minimum of 3,125 shares ($10,000). There is no minimum purchase amount for existing shareholders.

No person may purchase more than a number of shares that would cause such person to beneficially own, together with shares that such person currently owns, more than 5% of the total shares outstanding, without the prior approval of the Company. See "TERMS OF THE OFFERING."

Securities Offered

We will issue and sell shares of our common stock, no par value per share. For a description of the material terms of our common stock, see "DESCRIPTION OF CAPITAL STOCK -- Common Stock."

Conditions of the Offering

Completion of the offering is not conditioned upon receiving a minimum total offering amount. There are no escrow arrangements with respect to this offering. Accordingly, subscription funds that we receive and accept will be available for our immediate use.

We may accept or reject subscriptions in whole or in part for any reason. Once we accept a subscription, you cannot withdraw it.

The shares will be marketed on a best efforts basis by our directors and executive management. No person will receive any commissions or other form of compensation in connection with such efforts. While no modification of the terms of the offering are anticipated, if there are any material changes, subscribers will be resolicited and will be given an opportunity to rescind their investment.

See "TERMS OF THE OFFERING" for a more complete description of the offering.

About Prime Pacific

Prime Pacific is a Washington state bank holding company formed in 2000, primarily to hold all of the common stock of Prime Pacific Bank, N.A, a national banking association that commenced operations in 1995 in Lynnwood, Washington. We are headquartered in Lynnwood and have opened a total of four branch locations in Lynnwood, Kenmore and Mill Creek, Washington.

At June 30, 2010 we had consolidated total assets of approximately $159.6 million, consolidated total liabilities of approximately $150.4 million, total net loans of approximately $117.7 million, total deposits of approximately $144.6 million, and shareholders' equity of approximately $9.2 million.

Through Prime Pacific Bank, we provide a full range of retail banking services, including the acceptance of demand, savings and time deposits; the making of loans to consumers and businesses; and other financial services usually handled for customers by commercial banks. See "BUSINESS." Prime Pacific Bank maintains a web site at www.primepacificbank.com, which contains additional information about the products and services offered.

Prime Pacific Bank is a service oriented bank that offers superior financial services for local businesses and consumers. We are able to give individual attention to our client's needs and tailor products and services to best serve our clients.

The unprecedented recession that the country and our region has experienced and is now apparently emerging from has had significant effects on the banking landscape. With industry consolidation, it is apparent that fewer competitors will exist as we emerge through the recession. We believe that this provides new and added opportunities for growth in our market area, by offering real alternatives to the ultra large, national banking and money center corporations.

Bank management and our board of directors understand the need for further improvements in asset quality. Our management has guided the Bank to relative success in what has turned out to be one of the more difficult banking market areas and is now positioned as one of the stronger banks among its local peer group. The Bank achieved this in part by a near cessation of lending in the highest problem categories of loans going back to late 2007. Others in our area continued such lending activity beyond this time and paid significant consequences for this. In addition to cost controls and other measures, the Bank avoided the severe problems many other peer banks experienced by not investing in "preferred" securities of the quasi government agencies that when they were essentially nationalized in 2009, and lost their value as investments. Such investment losses were a significant source of problems (actually resulting in the seizure of some) for numerous banks, both nationally, in Washington State, and in our market area.

With the highest exports in the nation (based on aerospace, software and agriculture), strong health, software and technology industries, significant deepwater ports, and military base personnel as well as desirable geographic climate and location, Washington State and the Puget Sound market area has been surprisingly negatively affected by the recession. It would appear that this has in part been exacerbated by the largest bank seizure in the nation having occurred locally in 2009. There have been several events that have served to depress the level of economic activity but are being worked through. Notwithstanding these past events, it appears that the Bank's market area has prospects that are quite good, based on the above mentioned services, businesses and industries in the area, and the Bank while negatively affected by the recession, is in relatively positive condition compared to local peers in this particularly difficult environment.

Management and our board of directors believe that although operationally profitable, the higher cost of doing business during these stressed times with some write down of credits and increased collection and regulatory costs has impacted earnings and a recovery in our economy should help reverse this trend.

We understand that the wheels of our economy are driven by small business and Prime Pacific Bank will continue to support the growth of our community. This offering will serve to further strengthen the Company and the Bank and enable us to take advantage of opportunities that present themselves in our market place.

Recent Regulatory Developments

Consent Order

On August 31, 2009, the Office of the Comptroller of the Currency ("OCC") and the Bank entered into a Stipulation and Consent to the Issuance of a Consent Order (the "Consent Order"). The Consent Order focuses on steps the OCC has recognized as necessary to correct deficiencies relating to risk management, levels of concentration in the Bank' s commercial real estate portfolio, liquidity risk management, credit risk ratings, problem loan management and the allowance for loan losses. Among other things, the Consent Order requires:

- That the Bank maintain specified minimum capital ratios at all times.
- That the Bank may declare dividends only in compliance with specified conditions including prior approval of the OCC.
- That the Bank shall not increase its total loans above specified amounts until certain identified deficiencies in asset quality are corrected and the Bank receives prior approval of the OCC.
- That the Bank develop and submit to the OCC a strategic plan covering the three year period from the date of the Consent Order and implement and adhere to such three-year plan following approval by the OCC.
- That the Bank update and submit to the OCC a liquidity program, and implement and adhere to such liquidity program following approval by the OCC.
- That the Bank prepare and submit to the OCC a program designed to manage the risk in the Bank's commercial real estate ("CRE") loan portfolio in accordance with applicable OCC guidelines, and subsequent to approval and implementation of such program to submit to the OCC at least quarterly a written assessment of the Bank's progress in reaching compliance.
- That the Bank develop a program to ensure that the risk associated with the Bank's loans is properly reflected and accounted for on the Bank's book and records.
- That the Bank establish a plan to reduce the volume of problem assets by ensuring that management addresses and intervenes, as appropriate, to resolve problem credit situations. Among other things, the Bank is to reallocate internal resources or employ a qualified outside individual to serve as a loan workout specialist, reporting directly to the board of directors.
- That the Bank adopt and implement policies and procedures for maintaining and adequate Allowance of Loan and lease Losses, consistent with applicable OCC guidelines.

The Bank believes that it has substantially complied with all of the material terms of the Consent Order.

Written Agreement

On December 30, 2009, the Company entered into an agreement (the "Written Agreement") with the Federal Reserve Bank of San Francisco (the "Federal Reserve"). Pursuant to the Written Agreement, the Company agrees that:

- Unless it has obtained the prior written approval of the Federal Reserve, it will not (i) declare or pay any dividends; (ii) take dividends or any other form of payment from the Bank representing a reduction in capital of the Bank; or (iii) make any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities.

- Unless it has obtained the prior written consent of the Federal Reserve, it will not (i) incur, increase or guarantee any debt; or (ii) purchase or redeem any of its shares.

- It will submit to the Federal Reserve a statement of the Company's planned sources and uses of cash for debt service, operating expenses and other purposes for 2010, and for each subsequent calendar year prior to the beginning of that year.

- It will comply with applicable prior notice provisions regarding the appointment of any new director or senior executive officer.

- It will comply with statutory and regulatory restrictions on indemnification and severance payments.

The Company believes that it is in compliance with all of the material terms of the Written Agreement.

RISK FACTORS

An investment in our shares involves substantial risks, including those described below. There are many risks inherent in any business enterprise; the matters described below are considerations that are unique to our business and our market. Prospective investors should carefully consider these risk factors, in addition to other information with respect to our business contained in this Offering Circular, before purchasing shares in the offering.

Risks Associated with Our Business

We cannot accurately predict the effect of the continuing economic downturn on our future results of operations or the market price of our common stock.

The national economy and the financial services sector in particular continue to face challenges of a scope unprecedented in recent history. We cannot accurately predict the severity or duration of the continuing economic downturn, which has adversely impacted our markets and our Company. Any further deterioration in the economies of the nation as a whole or in our markets would have an adverse effect, which could be material, on our business, financial condition, results of operations and prospects, and could also cause the market price of our common stock to decline. While we cannot accurately predict how long these conditions may exist, the economic downturn could continue to present risks for some time for the industry and the Company.

Further economic deterioration in the market areas we serve, as well as the continuation of the current economic downturn, may continue to adversely impact earnings and could increase credit risk associated with the loan portfolio.

The Pacific Northwest and Snohomish County, the market in which we are headquartered, have been hard hit by the economic recession, particularly the real estate market. The inability of borrowers to repay loans can erode earnings by reducing our earnings and by requiring us to add to our allowance for loan and lease losses. Further deterioration in the market areas we serve, as well as the continuation of the current economic downturn, could result in the following consequences, any of which could have an adverse impact, which could be material, on our business, financial condition, results of operations and prospects:

- loan delinquencies may increase further;
- problem assets and foreclosures may increase further;
- collateral for loans made may decline further in value, in turn reducing customers' borrowing power and reducing the value of assets and collateral associated with existing loans;
- demand for banking products and services may decline; and
- low cost or non-interest bearing deposits may decrease.

A continued tightening of the credit markets may make it difficult to obtain adequate funding for loan growth, which could adversely affect earnings.

A continued tightening of the credit markets and the inability to obtain or retain adequate funds for continued loan growth at an acceptable cost may negatively affect our asset growth and liquidity position and, therefore, earnings capability. In addition to core deposit growth, maturity of investment securities and loan payments, we also rely on alternative funding sources through correspondent banking and borrowing lines with the Federal Reserve Bank and Federal Home Loan Bank to fund loans. In the event the current economic downturn continues, particularly in the housing market, these resources could be negatively affected, both as to price and availability, which would limit and or raise the cost of the funds available to us.

The FDIC has increased insurance premiums to rebuild and maintain the federal deposit insurance fund and there may be additional future premium increases and special assessments.

The FDIC adopted a final rule revising its risk-based assessment system, effective April 1, 2009. The changes to the assessment system involve adjustments to the risk-based calculation of an institution's unsecured debt, secured liabilities and brokered deposits. The revisions effectively result in a range of possible assessments under the risk-based system of 7 to 77.5 basis points. The potential increase in FDIC insurance premiums could have a significant impact on us.

On May 22, 2009, the FDIC imposed a special deposit insurance assessment of five basis points on all insured institutions. This emergency assessment was calculated based on the insured institution's assets at June 30, 2009, and collected on September 30, 2009. This special assessment was in addition to the regular quarterly risk-based assessment.

The FDIC also required many insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 and for 2010, 2011 and 2012, and increased the regular assessment rate by three basis points effective January 1, 2011, as a means of replenishing the deposit insurance fund. Due to the condition of the Bank at that time, the Bank was exempt from the prepayment requirement and continues to pay assessments on a quarterly basis.

The FDIC deposit insurance fund may suffer additional losses in the future due to bank failures. There can be no assurance that there will not be additional significant deposit insurance premium increases, special assessments or prepayments in order to restore the insurance fund's reserve ratio. Any significant premium increases or special assessments could have a material adverse effect on our financial condition and results of operations.

Our loan portfolio mix increases our exposure to credit risks tied to deteriorating conditions.

Our loan portfolio contains a high percentage of commercial, commercial real estate and real estate acquisition and development loans in relation to the total loans and total assets. These types of loans have historically been viewed as having more risk of default than residential real estate loans or certain other types of loans or investments. In fact, the FDIC has issued pronouncements alerting banks of its concern about banks with a heavy concentration of commercial real estate loans. These types of loans are often larger than residential real estate loans and other commercial loans. Because our loan portfolio contains a few commercial and commercial real estate loans with relatively large balances, the deterioration of one or more of these loans may cause a significant increase in non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses, and an increase in loan charge-offs, which could have an adverse impact on results of operations and financial condition.

Our ability to access markets for funding and acquire and retain customers could be adversely affected by the deterioration of other financial institutions or to the extent the financial service industry's reputation is damaged.

Reputation risk is the risk to liquidity, earnings and capital arising from negative publicity regarding the financial services industry. The financial services industry continues to be featured in negative headlines about the global and national credit crisis and the resulting stabilization legislation enacted by the U.S. federal government. These reports can be damaging to the industry's image and potentially erode consumer confidence in insured financial institutions, such as our bank subsidiary. In addition, our ability to engage in routine funding and other transactions could be adversely affected by the actions and financial condition of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, correspondent, counterparty or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry in general, could lead to market-wide liquidity problems, losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by us or by other institutions. We could experience material changes in the level of deposits as a direct or indirect result of other banks' difficulties or failure, which could affect the amount of capital we need.

Decline in the fair value of the Company's investment portfolio could adversely affect earnings.

The fair value of our investment securities could decline as a result of factors including changes in market interest rates, credit quality and ratings, lack of market liquidity and other economic conditions. Investment securities are impaired if the fair value of the security is less than the carrying value. When a security is impaired, we determine whether impairment is temporary or other-than-temporary. We adopted an amendment to FASB ASC Topic 320, Investments – Debt and Equity Securities relating to the recognition and presentation of other-than-temporary impairments, and accordingly if an impairment is determined to be other-than temporary, an impairment loss is recognized by reducing the amortized cost only for the credit loss associated with an other-than-temporary loss with a corresponding charge to earnings for a like amount.

Fluctuating interest rates can adversely affect profitability.

Our profitability is dependent to a large extent upon net interest income, which is the difference (or "spread") between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, profitability. We seek to manage our interest rate risk within well established guidelines. Generally, we seek an asset and liability structure that insulates net interest income from large deviations attributable to changes in market rates. However, our structures and practices to manage interest rate risk may not be effective in a highly volatile rate environment.

We may pursue additional capital in the future, which could dilute the holders of our outstanding common stock and may adversely affect the market price of our common stock.

In the current economic environment, we believe it is prudent to consider alternatives for raising capital when opportunities to raise capital at attractive prices present themselves, in order to further strengthen our capital and better position ourselves to take advantage of opportunities that may arise in the future. Such alternatives may include issuance and sale of common stock, trust preferred securities, or borrowings by us, with proceeds contributed to our banking subsidiary. Any such capital raising alternatives could dilute the holders of our outstanding common stock, and may adversely affect the market price of our common stock and our performance measures such as earnings per share.

Competition in our market areas may limit future success.

Commercial banking is a highly competitive business. We compete with other commercial banks, savings and loan associations, credit unions, finance, insurance and other non-depository companies operating in our market area. We are subject to substantial competition for loans and deposits from other financial institutions. Some of our competitors are not subject to the same degree of regulation, taxes and restriction as we are. Some of our competitors have greater financial resources than we do. If we are unable to effectively compete in our market areas, our business, results of operations and prospects could be adversely affected.

We operate in a highly regulated environment and changes or increases in, or supervisory enforcement of, banking or other laws and regulations or governmental fiscal policies could adversely affect us.

We are subject to extensive regulation, supervision and examination by federal banking authorities. Any change in applicable regulations or federal, state or local legislation or in policies or interpretations or regulatory approaches to compliance and enforcement, income tax laws and accounting principles could have a substantial impact on us and our operations. Changes in laws and regulations may also increase our expenses by imposing additional fees or taxes or restrictions on our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Failure to appropriately comply with any such laws, regulations or principles could result in sanctions by regulatory agencies or damage to our reputation, all of which could affect our business, financial condition or results of operations.

In that regard, sweeping financial regulatory reform legislation was enacted in July 2010. Among other provisions, the new legislation (i) creates a new Bureau of Consumer Financial Protection with broad powers to regulate consumer financial products such as credit cards and mortgages, (ii) creates a Financial Stability Oversight Council comprised of the heads of other regulatory agencies, (iii) will lead to new capital requirements from federal banking agencies, (iv) places new limits on electronic debt card interchange fees, and (v) will require the Securities and Exchange Commission and national stock exchanges to adopt significant new corporate governance and executive compensation reforms. The new legislation and regulations are expected to increase the overall costs of regulatory compliance.

Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws or regulations by financial institutions and holding companies in the performance of their supervisory and enforcement duties. Recently, these powers have been utilized more frequently due to the serious national, regional and local economic conditions we are facing. The exercise of regulatory authority may have a negative impact on our financial condition and results of operations. Additionally, our business is affected significantly by the fiscal and monetary policies of the U.S. federal government and its agencies, including the Federal Reserve Bank.

We cannot accurately predict the full effects of recent legislation or the various other governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted on the financial markets, on the Company and on the Bank. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition and results of operations.

Risks Associated with the Company and the Bank

We are subject to administrative actions by the OCC and the Federal Reserve

As described above under "OFFERING CIRCULAR SUMMARY -- Recent Regulatory Developments," the Bank has entered into a Consent Order with the OCC, and the Company has entered into a Written Agreement with the Federal Reserve. There can be no assurance that we will successfully address all of the matters set forth in the Consent Order and the Written Agreement, on the terms and in the timeframes set forth in the Consent Order and the Written Agreement, respectively. The terms of the Consent Order may have the effect of constraining future growth in the short- to mid-term, particularly in the use of non-core funding sources.

We have a high concentration of loans secured by real estate, so any further deterioration in the real estate markets we serve could require material increases in ALLL and adversely affect our financial condition and results of operations.

At June 30, 2010, we had approximately $106 million of loans secured by real estate, representing 87% of our total loan portfolio. These real estate secured loans are diversified in several different categories as follows (shown as a percentage of total loans): owner occupied commercial real estate (CRE) 25.8%, 1-4 family residential properties 25.1%, investor CRE 16.8%, residential land 4.5%, multifamily residential properties 3.8%, junior mortgages on 1-4 family properties 3.4%, and residential construction 3.2%. There were no commercial construction or commercial land loans on the Bank's books as of June 30, 2010. A continuation of the downturn in the economic conditions or real estate values of the market areas we serve, and particularly a further deterioration of such economic conditions or real estate values, may cause us to have lower earnings and could increase credit risk associated with the loan portfolio, as the collateral securing those loans may decrease in value. The continued downturn in the local economy or a further deterioration of the local economy could have a material adverse effect both on the borrowers' ability to repay these loans, as well as the value of the real property held as collateral. Our ability to recover on these loans by selling or disposing of the underlying real estate collateral is adversely impacted by declining real estate values, which increases the likelihood that we will suffer losses on defaulted loans secured by real estate beyond the amounts provided for in the ALLL. This, in turn, could require material increases in the ALLL which would adversely affect our financial condition and results of operations, perhaps materially.

Our non-performing assets are significant and could increase, which could adversely affect our results of operations and financial condition.

Our total non-performing assets (which include foreclosed real estate) were approximately $16.6 million at June 30, 2010, down from approximately $17 million at June 30, 2009. The significant level of non-performing assets adversely affects our net income and financial condition in various ways. We do not record interest income on non-accrual loans or other real estate owned (OREO), thereby adversely affecting our income, although there may be rental income from OREO. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral less cost to sell, which may result in a partial charge-off of the value of the asset and lead us to increase our provision for loan losses. An increase in the level of non-performing assets also increases our risk profile and may impact the capital levels our regulators believe is appropriate in light of such risks. Continued decreases in the value of these assets, or the underlying collateral, or in these borrowers' performance or financial condition, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition, perhaps materially. In addition to the carrying costs to maintain other real estate owned, the resolution of non-performing assets increases our loan administration costs generally, and requires significant commitments of time from management and our directors, which can be detrimental to performance of their other responsibilities. There can be no assurance that we will not experience further increases in non-performing assets in the future.

Our allowance for loan losses may not be adequate to cover actual loan losses, which could adversely affect earnings.

We maintain an allowance for loan losses (ALLL) in an amount that we believe is adequate to provide for losses inherent in the portfolio. While we strive to carefully manage and monitor credit quality and to identify loans that may become non-performing, at any time there are loans included in the portfolio that will result in losses, but that have not yet been identified as non-performing or potential problem loans. By closely monitoring credit quality, we attempt to identify deteriorating loans before they become non-performing assets and adjust the ALLL accordingly. However, because future events are uncertain, and if the economic downturn continues or deteriorates further, there may be loans that deteriorate to a non-performing status in an accelerated time frame. As a result, future additions to the allowance may be necessary. Because the loan portfolio contains some loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in non-performing loans, requiring an increase to the ALLL. Future additions to the ALLL may also be required based on changes in the mix of loans, changes in the financial condition of borrowers, which may result from changes in economic conditions, or as a result of incorrect assumptions by management in determining the ALLL. Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review our loan portfolio and the adequacy of the ALLL. These regulatory agencies may require us to recognize further loan loss provisions or charge-offs based upon their judgments, which may be different from our judgments. Any increase in the ALLL would have a negative effect, which could be material, on our financial condition and results of operations.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition.

Our nonperforming assets adversely affect our net income in various ways. Until economic and market conditions improve, we expect to continue to incur additional costs, when compared to historical norms, relating to the level of nonperforming loans. We do not record interest income on non-accrual loans, thereby adversely affecting our net interest income and increasing loan administration costs. When we receive collateral through foreclosures and similar proceedings, we are required to mark the related loan to the then fair market value of the collateral less estimated selling costs, which may result in a loss. An increase in the level of nonperforming assets also increases our risk profile and may impact the capital levels our regulators believe is appropriate in light of such risks. We utilize various techniques such as possible loan sales, workouts and restructurings to manage our problem assets. Decreases in the value of these problem assets, the underlying collateral, or in the borrowers' performance or financial condition, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming loans requires significant commitments of time from management and staff, which can be detrimental to the performance of their other responsibilities. There can be no assurance that we will not experience further increases in nonperforming loans in the future.

We are currently deferring payment of interest on our outstanding trust preferred securities

Our wholly-owned subsidiary, Prime Pacific Capital Trust I has issued $5,155,000 of guaranteed undivided interest in the Company's Junior Subordinated Deferrable Interest Debentures ("Trust

Preferred Securities"). See Note 7 to the Consolidated Financial Statements contained in this Offering Circular for a description of the Trust Preferred Securities. Beginning with the payment that was due in October 2009, we have deferred regularly scheduled interest payments on the junior subordinated notes relating to the Trust Preferred Securities. The terms of the Written Agreement provide that we may not make any distribution of interest or other sums on subordinated debentures or trust preferred securities without the prior written consent of the Federal Reserve. Under the terms of the Trust Preferred Securities, we are allowed to defer payments of interest for up to 20 consecutive quarterly periods. The Company is not in default with respect to the Trust Preferred Securities, and the deferral of interest does not constitute an event of default. The Trust Preferred interest expense continues to be accrued on the records of the Company on a monthly basis. However, if we are unable to pay interest for 20 consecutive quarters, the holders of the Trust Preferred Securities would have the right to accelerate the payment of principal and interest due under the Trust Preferred Securities.

Fluctuating interest rates could adversely affect our profitability.

Our profitability is dependent to a large extent upon our net interest income, which is the difference between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our net interest margin, and, in turn, our profitability. We manage our interest rate risk within established guidelines and generally seek an asset and liability structure that insulates net interest income from large deviations attributable to changes in market rates. However, our interest rate risk management practices may not be effective in a highly volatile rate environment.

Risks Associated with this Offering and Our Common Stock

We have subjectively established the offering price, and the price may not reflect the actual value of the shares.

The offering price of $3.20 per share has been subjectively established by, taking into account the Bank's limited earnings history and the Bank's anticipated growth and prospects. See "TERMS OF THE OFFERING -- Offering Price" below for a discussion of the factors considered by our board of directors in establishing the offering price. No independent investment banking firm or securities dealer has been retained to assist in the valuation of the shares or in the determination of the offering price. There can be no assurance that the offering price reflects the actual value of the shares being offered.

There is no active trading market for our shares.

Our shares are quoted on the OTC Bulletin Board under the symbol "PPFS.BB." See "BUSINESS -- Market for Common Equity and Related Stockholder Matters." There has not historically been significant trading activity in our shares, and we do not believe that significant trading activity will take place in the foreseeable future, if at all. We presently do not intend to seek listing of the shares on any securities exchange or automated quotation system. Accordingly, subscribers should consider this as a long-term investment.

We may pursue additional capital in the future, which could dilute the holders of our outstanding common stock and may adversely affect the market price of our common stock.

In the current economic environment, we believe it is prudent to consider alternatives for raising capital when opportunities to raise capital at attractive prices present themselves, in order to further strengthen our capital and better position ourselves to take advantage of opportunities that may arise in the future. Such alternatives may include issuance and sale of common stock, warrants or securities convertible into equity securities of the Company. Any such capital raising alternatives could dilute the holders of our outstanding common stock and may adversely affect the trading price of our common stock.

Certain provisions in our Articles of Incorporation and Bylaws could make a third party acquisition of us difficult.

Our Articles of Incorporation and Bylaws provide that our board of directors is divided into three classes of directors serving staggered terms of office, with one class of directors elected each year for a three year term. The use of a staggered board may make a change in control, or the removal of management, more difficult, as only a third of the directors are elected in any given year.

Our Articles of Incorporation contain provisions requiring that our board of directors consider, among other things, non-monetary factors when evaluating any offer for the acquisition of the Company. Such provisions could make it more difficult for a third party to acquire us (even if doing so would be beneficial to our shareholders) and for holders of our common stock to receive any related takeover premium for their common stock. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. See "DESCRIPTION OF CAPITAL STOCK -- Defensive Provisions in Articles and Bylaws."

TERMS OF THE OFFERING

Method of Offering

The offering will commence on **_________, 2010** and will terminate on **_________, 2010.** We may, in our sole discretion, determine to terminate the offering earlier than **________, 2010,** or to extend it, for up to 30 additional days following that date.

New shareholders who are not employees of the Company or the Bank must subscribe for a minimum of 3,125 shares ($10,000). There is no minimum subscription amount for existing shareholders or employees of the Company or the Bank.

No person may purchase more than a number of shares that would cause such person to beneficially own, together with shares that such person currently beneficially owns, more than 5% of the total outstanding shares of the Company, without the prior approval of the Company. Based on the number of shares outstanding as of the date of this Offering Circular, the maximum purchase amount would be 61,684 shares.

Subject to our broad discretion (see "—Broad Company Discretion" below), the offering will be conducted on a "first-come-first-served" basis.

Offering Price

Our board of directors considered various factors in determining that the shares should be offered at a price of $3.20 per share. This price represents approximately 40% of the per-share tangible book value of the Company's common stock at June 30, 2010. In determining that the sales price represents the fair market value of the shares being offered, the board took the following factors into account: the historical earnings of the Bank; the Company's and the Bank's future prospects; the book value per share of our outstanding common stock; and the sales prices in stock offerings by other similarly situated financial institutions. The board noted that the offering price is above the recent trading prices for the Company's outstanding common stock as reported on the OTC Bulletin Board (see "BUSINESS -- Market for Common Stock and Related Stockholder Matters"). The board believes that, in view of the very limited trading volume of the Company's outstanding stock, the recent trading prices as reported on the OTC Bulletin Board are not reflective of the actual value of the stock.

The board of directors did not retain any independent party to assist in the valuation of the shares for this offering, and there can be no assurance that the offering price reflects the actual value of the offered shares. See "RISK FACTORS – We have subjectively set the offering price, and the price may not reflect the actual value of the shares."

How to Subscribe

Complete and sign the enclosed subscription agreement and send it with full payment for the shares subscribed to us.

We reserve broad discretion to accept or reject the subscriptions of any person. See " – Broad Company Discretion" below.

We also reserve discretion as to the manner and timing of the acceptance (or rejection) of subscriptions of current shareholders, including subscriptions that may be subject to prior regulatory approval.

Broad Company Discretion

Subscribers should be aware that we are entitled to exercise broad discretion in determining whether to sell shares to them.

The offering is being conducted pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "1933 Act") provided by Regulation A under the 1933 Act. Regulation A provides a federal exemption from registration, but does not provide an exemption from registration under state securities laws. Accordingly, the Company must comply with any applicable state securities laws in the states in which offerees reside. State securities laws applicable to the offering vary considerably. Some states provide, for example, an exemption for offers and sales to residents who are currently Company shareholders. Other states provide for the registration, by coordination or otherwise, of an offering conducted pursuant to Regulation A at the federal level. The Company currently intends to register the offering by coordination in the State of Washington but not in any other state.

The Company will reserve broad discretion as to the states in which the offering will be made, taking into account, in its sole discretion, the states in which particular potential offerees reside, the number of potential offerees in such states, any state-level exemptions from registration available, applicable regulatory provisions for the registration of the offering in such states, and expenses, delays or other burdens associated with the sale of securities to residents of such states.

Minimum Purchase Requirements

We have established the minimum purchase requirement of 3,125 shares for persons who are not currently shareholders in order to limit the total number of shareholders of record and to limit the administrative, printing and related costs associated with issuing and tracking stock certificates and maintaining a shareholder base consisting of shareholders with very small holdings. We may, in our sole discretion, accept subscriptions for less than the minimum purchase requirement from any person who is not currently a Company shareholder.

Offering Expiration Date

We must receive at our offices, completed and executed subscriptions, together with full payment for the shares subscribed, no later than 5:00 p.m. on **_________, 2010,** unless the offering is terminated earlier or extended, for up to 30 days, by us in our sole discretion.

Subscription Funds

We will hold all subscription funds, pending acceptance, in a segregated, non-interest bearing account at the Bank. If a subscription is rejected for any reason, subscription funds will be promptly returned to the subscriber, without charge or deduction. We reserve the right to hold subscription funds in such segregated account for a reasonable period pending receipt by us or the subscriber, as the case may be, of any applicable regulatory approvals in connection with such subscription. Unless regulatory approvals of a subscription are required, if we determine to reject a subscription, we will do so (and return all subscription funds) within 10 days of our receipt of the subscription.

Once you have delivered or mailed your subscription agreement to us, you cannot revoke it.

Commissions

The shares will be offered on behalf of the Company by the Company's board of directors and executive management. No commissions, fees or other remuneration will be paid to such persons or to any other person or entity, for selling shares in this offering.

Delivery of Stock Certificates

We will issue certificates for shares duly subscribed, paid for and accepted as soon as practicable after completion of the offering.

Purchase Intentions of Directors and Executive Officers

Our directors and executive officers are eligible to participate in this offering on the same terms being offered to all other persons. Our directors and executive officers presently own of record 285,780 shares in total (not including shares that could be purchased upon the exercise of stock options). Our directors and executive officers have informally indicated that they currently intend to purchase, in the aggregate, approximately 28,000 shares in the offering. Such persons have not subscribed for, or otherwise formally agreed to, purchase such shares. Assuming they purchase this number of shares, they will own of record, in the aggregate, 11.2% of the then outstanding shares (again, not including shares that could be purchased upon the exercise of stock options) assuming that the offering is fully subscribed.

DILUTION

Assuming Full Subscription

The net tangible book value of the Company at June 30, 2010 was $9.20 million, or $7.46 per share. Net tangible book value per share is determined by dividing the net worth of the Company (assets less total liabilities) by the number of shares outstanding. Without taking into account any changes in such net book value after June 30, 2010, other than to give effect to the sale of 1,562,500 shares offered by us in this offering (after deducting estimated offering expenses), the pro forma net tangible book value of the outstanding shares at June 30, 2010 would have been $14.16 million or $5.06 per share. This represents an immediate decrease in net tangible book value to present shareholders of $2.40 per share and an immediate accretion to new investors of $1.86 per share. The following table illustrates the accretion on a per-share basis:

Offering price per share		$3.20
Net tangible book value per share prior to offering (1)	$7.46	
Decrease in net tangible book value per share attributable to new investors	$2.40	
Pro forma net tangible book value per share after offering		$5.06
Accretion per share to new investors (2)		$1.86
Percentage accretion per share to new investors		58%

---

(1) At June 30, 2010, total shareholders' equity was $9.20 million, which represents a net tangible book value of $7.46 per share. Net tangible book value per share represents the Company's total shareholders' equity divided by the total number of shares outstanding.

(2) Net tangible book value accretion per share represents the difference between the amount per share paid by purchasers in the offering and the pro forma book value per share immediately after the completion of the offering.

Although our current shareholders will not experience net tangible book value dilution of their shares as a result of the offering, they will experience a dilution in their respective ownership percentages to the extent that such persons do not participate in the offering.

PRO FORMA CAPITALIZATION

Assuming Maximum Offering Amount

The following table presents the capitalization of the Company as of June 30, 2010 on a pro forma basis, and as adjusted, on a fully diluted basis, for the sale of 1,562,500 shares. Certain of the "As Adjusted" numbers are pro forma estimates and are provided for illustration purposes only.

As of June 30, 2010 (unaudited)	Actual	As Adjusted
Long-Term Debt		
Junior Subordinated Debentures	$5,155,000	$5,155,000
Stockholders' equity:		
Common stock (no par value); authorized 5,000,000 shares; issued and outstanding 1,233,697 shares actual, 2,796,197 pro forma [1]	9,455,000	14,155,000
Accumulated other comprehensive income (loss), net	58,000	58,000
Retained earnings	(307,000)	(357,000)
Total stockholders' equity	$9,206,000	$14,156,000
Book value per common share [2]	$7.46	$5.06
Regulatory capital ratios [3]		
Tier 1 leverage capital (to average assets)	9.06%	12.1%
Tier 1 risk-based capital (to risk-weighted assets)	12.45%	16.6%
Total risk-based capital (to risk-weighted assets)	13.72%	17.9%

(1) Assumes the offering is fully subscribed.

(2) Tangible common book value per share is defined as total stockholders' equity, less any outstanding preferred stock, reduced by recorded goodwill and other intangible assets and divided by the total common shares outstanding.

(3) Represents regulatory capital ratios of Prime Pacific Bank. Assumes that the full amount from the sale of 1,562,000 shares (after deducting estimated offering expenses) is provided as additional capital to Prime Pacific Bank.

DIVIDEND POLICY

We have not historically paid a cash dividend on our common stock, and we currently intend to retain any earnings to help fund future growth of the Bank. We do not anticipate paying any cash dividends in the foreseeable future. We cannot predict when such dividends, if any, will ever be made. The payment of dividends, if any, will at all times be subject to the ability of the Bank to pay dividends to us, and its ability to do so is subject to the payment of its expenses, its maintenance of adequate liquidity and loan loss allowance, and minimum capital requirements for commercial banks, and other factors. See "SUPERVISION AND REGULATION – Distributions." As described above under "OFFERING CIRCULAR SUMMARY -- Recent Regulatory Developments," the Bank may not currently pay dividends to the Company without the prior written consent of the OCC, and the Company may not pay dividends to its shareholders without the prior written consent of the Federal Reserve.

USE OF PROCEEDS

The gross proceeds from the sale of shares offered, assuming that all 1,562,500 shares offered by means of this Offering Circular are sold, are estimated to be approximately $5,000,000 before deducting estimated expenses of the offering of approximately $50,000. As this offering is not conditioned on the sale of a minimum number of shares, the net proceeds to us will be reduced to the extent that the maximum number of shares in this offering are not subscribed for. There can be no assurance that the maximum gross proceeds of $5,000,000 or any other amount, will be attained.

We will likely contribute all of the net proceeds of the offering to the Bank. None of the proceeds have been earmarked for specific purposes. The net proceeds of the offering will be utilized to strengthen the Bank's capital position to assure continued compliance with the Consent Order, as well as to support anticipated future deposit and asset growth of the Bank. The additional capital will also give the Bank the option of increasing its lending limits, which limits are determined based on its capital.

BUSINESS

Prime Pacific Financial Services

Company Financial Overview

We are a bank holding company organized under the laws of Washington, chartered in 2001. We had consolidated total assets of approximately $159.6 million at June 30, 2010. We are located in Lynnwood, Washington, and conduct our operations through our subsidiary, Prime Pacific Bank, a national banking association, which commenced operations in 1995. The Bank is headquartered in Lynnwood, Washington, with branch offices in Lynnwood, Kenmore and Mill Creek, Washington. We do not engage in any substantial activities other than acting as a bank holding company for the Bank. We believe that we can present an alternative to large financial institutions by offering local ownership, local decision-making and other personalized services characteristic of community banks. Our holding company structure provides flexibility for expansion of our banking business through the possible acquisition of other financial institutions and allows us to provide additional banking-related services that a traditional commercial bank may not be able to provide. See "SUPERVISION AND REGULATION."

Company Selected Financial Information as of June 30, 2010 and December 31, 2009

The following table presents unaudited financial information regarding the Company and the Bank through June 30, 2010. This summary is qualified in its entirety by the detailed financial information and financial statements appearing elsewhere in this offering circular.

	Six months ended June 30		Twelve months ended December 31			
	2010	2009	2009	2008	2007	2006
RESULTS OF OPERATIONS	(In thousands, except per share data)					
Interest Income	$ 4,091	$ 4,873	$ 9,508	$ 12,499	$ 12,665	$ 8,807
Interest Expense	1,564	2,775	5,035	5,888	5,958	3,457
Net Interest Margin	2,527	2,098	4,473	6,611	6,707	5,350
Provision for credit losses	900	1,768	3,886	1,086	705	470
Noninterest Income	171	133	476	229	235	193
Noninterest Expense	3,259	2,428	5,913	4,428	3,976	3,185
Income (loss) before income taxes	$ (1,461)	$ (1,965)	$ (4,850)	$ 1,326	$ 2,261	$ 1,888
Income Tax Benefit (expense)	509	696	1,695	(421)	(729)	(628)
Net Income (loss)	$ (952)	$ (1,269)	$ (3,155)	$ 905	$ 1,532	$ 1,260
Earnings (loss) Per Share						
Basic	$ (.77)	$ (1.03)	$ (2.55)	$ 0.71	$ 1.22	$ 1.05
Diluted	$ (.77)	$ (1.03)	$ (2.55)	$ 0.70	$ 1.18	$ 1.01
Book Value per share	$ 7.46	$ 9.66	$ 8.18	$ 10.51	$ 9.86	$ 9.01

FINANCIAL POSITION:	Six months ended June 30 2010	2009	Twelve months ended December 31 2009	2008	2007	2006
	(In thousands, except per share data)					
Interest-bearing deposits in banks	$ 10,209	$ 2,967	$ 9,957	$ 5,511	$ 5,155	$ 4,549
Federal Funds Sold	0	1,000	1,000	12,215	9,455	3,909
Investment Securities	12,168	22,727	17,746	13,530	5,895	5,583
Net Loans	117,724	131,200	121,032	139,428	133,215	101,594
Total Assets	159,641	181,433	168,775	185,834	162,543	121,231
Total Deposits	144,636	163,333	152,648	164,629	143,815	109,212
Shareholders Equity	9,206	11,912	10,097	13,323	12,463	11,013

Return on Assets and Equity

Following are performance ratios of the Company for the six months ended June 30, 2010 and the years ended December 31, 2009, 2008 and 2007:

	Six Months Ended June 30 2010	2009	Year ended December 31 2009	2008	2007
Return on average assets	-0.59%	-0.68%	-1.72%	0.52%	1.05%
Return on average equity	-9.84%	-10.15%	-26.34%	6.92%	12.90%
Dividend payout ratio	0	0	0	0	0
Average equity to average assets	5.98%	6.72%	6.54%	7.58%	8.11%

Employees

The Bank had a total of 28 full-time employees and 6 part-time employees at December 31, 2009. There are no separate full-time employees of the Company.

Property

The Bank conducts its operations from four branch locations. The Bank leases its original Lynnwood office building and the land where its Mill Creek branch facility is located under operating leases expiring in 2025 and 2027, respectively. The Kenmore branch location and the newer Lynnwood main office facilities are owned by the Bank.

Market for Common Equity and Related Stockholder Matters

Our shares are quoted on the OTC Bulletin Board under the symbol "PPFS.BB." Three brokers make a market in our common stock: McAdams Wright Ragan, Inc., Knight Equity Marketing, L.P., and Domestic Securities, Inc. Trades that have occurred cannot be characterized as amounting to an active market. The following table includes data obtained from the OTC Bulletin Board web site, and does not include any other transfers as to which we have no information as to the purchase or sale price. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Period	# of Shares Traded	Price Range
2008		
1st Quarter	11,800	$13.00 to $11.25
2nd Quarter	7,400	$12.00 to $10.50
3rd Quarter	1,900	$10.50 to $9.75
4th Quarter	92,300	$9.75 to $5.00
2009		
1st Quarter	58,100	$6.10 to $5.00
2nd Quarter	3,700	$5.50 to $5.00
3rd Quarter	2,200	$5.00 to $3.25
4th Quarter	2,990	$3.25 to $2.10
2010		
1st Quarter	4,300	$2.50 to $1.30
2nd Quarter	15,100	$1.50 to $0.35
3rd Quarter (to ___)		

The last reported trade in the Company's common stock occurred ________, 2010, in a transaction for _____ shares at $____ per share. As noted, trading is not active. For example, the average daily trading volume as reported on the OTC Bulletin Board during the first two quarters of 2010 was only approximately 156 shares, and the total number of shares reported as traded during such two-quarter period (19,400) represents only approximately 1.6% of total shares outstanding.

Number of Equity Holders

As of December 31, 2009, there were approximately 345 holders of record of our shares.

Reports to Shareholders

We deliver to each shareholder of record annual consolidated audited financial statements for the year then ended and other periods described in such financial statements. We also deliver to our shareholders a quarterly newsletter with unaudited consolidated financial statements. We are not subject to the reporting requirements of the Securities Exchange Act of 1934, and thus do not file periodic reports, proxy statements or other information with the Securities and Exchange Commission.

Cash Dividends

We do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operations and expansion of our subsidiary, Prime Pacific Bank. Dividends, when and if paid, will be subject to determination and declaration by the board of directors, which will take into account the financial condition of the Company and the Bank, results of operations, tax considerations, industry standards, economic conditions and other factors. Our ability to pay dividends in the future will depend primarily upon the earnings of the Bank and its ability to pay dividends to us. The Bank's ability to pay dividends is governed by various statutes, and the Bank may not currently pay cash dividends without the prior written consent of the OCC and the Company may not pay dividends without the prior written consent of the Federal Reserve. See "OFFERING CIRCULAR SUMMARY -- Recent Regulatory Developments" and "SUPERVISION AND REGULATION – Dividends."

Prime Pacific Bank

The Bank primarily serves individuals and small to medium-sized businesses located in its primary market area, the south Snohomish County and northeast King County areas of Washington State. The Bank offers its customers a full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other deposits of various types, ranging from money market accounts to certificates of deposit. The transactional accounts and time certificates are tailored to the Bank's market area at rates competitive in such area. The Bank's deposits are attracted primarily from individuals, merchants, small to medium-sized businesses and professionals.

The principal sources of the Bank's revenues are: (i) interest and fees on loans; (ii) interest on investments (principally government securities); (iii) interest on federal funds sold (funds loaned on a short-term basis to other banks); (iv) deposit service charges; and (v) residual income from merchant services. The Bank's lending activity consists of short-to-medium-term residential, owner occupied, and investor real estate loans, business loans, generally to small businesses and professionals, including operating loans and lines, equipment loans, including SBA loans, as well as construction and consumer loans or lines of credit. The Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, telephone and internet banking, and automatic draft for various accounts.

Market Area and Competition

The Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in its primary service area. There are nine local "community banks" which are located in the Bank's primary service area and directly target the same loan and deposit markets of the Bank. These banks range in size from approximately $104 million to $1.7 billion in total assets. Additionally, there are four larger regional and national banks with offices located within the Bank's primary service area and which also provide competition to the Bank.

The Bank is subject to substantial competition in all aspects of its business. Competition for loans and deposits comes from other financial institutions in the market area. In certain aspects of its business, the Bank also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses and other financial institutions, some of which are not subject to the same degree of regulation and restriction as the Bank, and some of which have financial resources greater than those of the Bank. The future success of the Bank will depend primarily on the difference between the cost of its borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans, interest earned on investment securities and Fed funds sold). The Bank competes for funds with other institutions, which, in most cases, are significantly larger and thus may obtain deposits at lower rates of interest.

Products and Services

In conjunction with the growth of its asset base, the Bank periodically introduces new products and services to position itself to compete in its highly competitive market. The Bank's customers demand not only a wide range of financial products but also efficient and convenient service. In response to these demands, the Bank has developed a mix of products and services tailored to its market. Additionally, the Bank offers a wide range of commercial and retail banking products and services to its customers. Deposit accounts include certificates of deposit and other time deposits, checking and other demand deposit accounts, interest-bearing checking accounts, savings accounts and money market accounts. Loans include real estate construction and development, commercial, installment and consumer loans.

Other products and services include electronic funds transfers, electronic tax payment, safe deposit boxes, and merchant service sales. The Bank also provides telephone and internet banking services to include a bill paying service.

Lending Activities

The two main areas in which the Bank has directed its lendable funds are owner occupied commercial real estate loans and residential 1-4 family real estate secured loans. At December 31, 2009, these categories accounted for approximately 24.1% and 23%, respectively, of the Bank's total loan portfolio. The Bank's major source of income is interest and fees charged on loans.

At December 31, 2009, the Bank had a concentration of loans secured by real estate representing approximately 83.1% of the loan portfolio. The composition of the loans secured by real estate as a percentage of total loans is approximately as follows: approximately 24.1% were owner occupied commercial real estate, 23% were first mortgage 1-4 family home loans, 16.7% were investor commercial real estate loans, 6.4% were residential construction loans of which 40% were custom (not speculative) construction, 4.6% were residential land secured loans, 4.3% were multifamily properties secured, 4.3% were junior lien residential loans, and 1.7% was owner occupied commercial construction. These loans are concentrated in the Bank's market area of south Snohomish County and northeast King County in Washington State. Due to the diversity of the borrowers and product types, the Bank does not believe this loan concentration represents a significant risk, although a further downturn in the real estate market in the Bank's primary market area could have an adverse effect on the Bank and its operations.

The Bank on occasion sells "participations" in loans. A "participation" means that the Bank sells a portion of a loan originated by the Bank and as a result the Bank's exposure on the amount of the loan that it retains (does not sell through participation) is reduced. In addition to limiting exposure, selling participations in loans can be used when necessary to stay within lending limits. The Bank may also purchase a participation amount in a loan originated by another bank. Loan participations are customary in the banking industry, and the terms of the agreements between the Bank and the banks to which it sells or buys loan participations contain customary terms and conditions.

In the normal course of business there are various commitments outstanding and commitments to extend credit, which are not reflected, in the financial statements. A "commitment" is an agreement by the Bank to loan money in the future, subject to certain conditions being met. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. The Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized. Similar to the loan participations discussed above, the Bank on occasion enters into agreements with other banks to participate in certain of its commitments to extend credit.

Lending activities are conducted pursuant to a written loan policy, which has been adopted by the board of directors of the Bank. See "Loan Policy" below.

The Bank's loan policy provides that accrual of interest on loans will be discontinued when there is reasonable doubt as to the full, timely collections of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it will be reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted, such as any decrease in an interest rate, because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

Loan Policy

Interest income on loans is based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to both principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

Lending activities are conducted under a written loan policy that has been adopted by the Bank's board of directors. Such loan policy provides specific restrictions with regard to loan terms, loan to value ratios, debt to income ratios, and appraisal requirements. Each loan officer has a defined lending authority. Regardless of lending authority, individual secured and unsecured loans between $1,000,000 and the Bank's "legal lending limit" are approved by the Bank Directors' Loan Committee. The Bank's legal lending limit, which fluctuates over time, is an amount equal to 15% of its regulatory capital under applicable regulatory limitations on the amount of loans that may be made to one borrower.

Loan commitments are underwritten within the Bank's established guidelines for each loan category and carry no unusual risk.

At December 31, 2009, the Bank had loan commitments (including undisbursed loan funds under lines of credit or multiple advance notes) to loan monies totaling approximately $5.9 million. Of this amount, approximately $1.9 million (32%) was secured by real estate. Commercial and other loan commitments totaled approximately $4.0 million (68%) in total commitments.

Loan Portfolio: Loans Receivable

Total net loans of $122.2 million at December 31, 2009 reflected a decrease of $20 million or 14.2%, compared to total loans for the year ended December 31, 2008.

The following table sets forth the composition of the Bank's loan portfolio at June 30, 2010 and at December 31, 2009, 2008, 2007 and 2006.

	June 30, 2010[1]		December 31, 2009[1]		December 31, 2008[1]	
	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
			(dollars in thousands)			
Gross Loans:						
Commercial	$ 13,757	11.3%	$ 16,517	13.1%	$ 21,010	14.5%
Real Estate:						
Construction	9,404	7.7%	15,954	12.7%	27,009	18.7%
Commercial	55,034	45.1%	51,353	40.8%	54,033	37.3%
Residential	41,570	34.1%	39,844	31.7%	41,188	28.5%
Consumer	2,139	1.8%	2,063	1.7%	1,509	1.0%
Total	$ 121,904	100.0%	$ 125,731	100.0%	$ 144,749	100.0%

	December 31, 2007[1]		December 31, 2006[1]	
	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
	(dollars in thousands)			
Gross Loans:				
Commercial	$ 17,729	12.8%	$ 14,911	14.4%
Real Estate:				
Construction	30,514	22.1%	18,788	18.1%
Commercial	52,364	37.9%	39,384	38.1%
Residential	35,397	25.7%	28,584	27.6%
Consumer	2,091	1.5%	1,887	1.8%
Total	$ 138,095	100.0%	$ 103,554	100.0%

(1) Loans in the above table are categorized by the type of collateral.

Total loans secured by real estate at December 31, 2009 are composed of loans secured by first mortgage 1-4 family residential 23.0%, owner occupied commercial real estate 24.1%, investor CRE including multifamily 21.1%, construction and land development 12.7%, and 4.3% junior lien mortgages. All real estate loans are underwritten within the Bank's established lending guidelines.

The following tables set forth the maturities and interest sensitivities of the Bank's loan portfolio at December 31, 2009 (dollars in thousands):

	December 31, 2009			
	Due in One Year or Less	Due after One through Three Years	Three through Five Years	Greater than Five Years
	Amount	Amount	Amount	Amount
Gross Loans:				
Residential 1-4 Family	$ 7,301	$ 11,654	$ 4,168	$ 1,896
Commercial RE & all other Loans	32,574	25,158	12,742	15,270
Total	$ 39,875	$ 36,812	$ 16,910	$ 17,166

(1) Loans above do not include non-accrual loans. This table reflects maturities, however many loans have earlier repricing dates.

Loans with either fixed or variable interest rates are categorized by their maturity date. At December 31, 2009, the Bank had total loans of $39.9 million maturing in less than one year. Approximately 40% of the Bank's loans reprice annually.

The Bank's real estate loan portfolio is secured by single-family homes, owner occupied business premises, office buildings, residential land and other real property located primarily in the Puget Sound area. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75% to 80%. The Bank's loan policy generally calls for a loan to value ratio of 75% to 80%. However, on occasion we may authorize a change to this requirement in certain limited circumstances.

The Bank's nonperforming loans (those in nonaccrual of interest status) are all considered impaired for accounting purposes. These loans totaled $14,970,200 or 11.9% of total loans and there were loan loss reserve funds of $1,289,300 specifically allocated to provide for future estimated losses on these loans, several of which have previously had partial charge offs. It is the Bank's practice, when in the opinion of the Bank's management, that a loan becomes collateral dependent, that if the loan balance is greater than the evaluated realizable collateral value that the loan is then written down to the realizable value less costs to sell, based on the most recent valuation, of the collateral.

Asset and Liability Management

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The principal focus of asset/liability management is the identification, measurement, control and monitoring of processes and strategies that will enhance net interest margins and capital values during periods of changing interest rates.

The Bank's board of directors has adopted an asset/liability policy that establishes a prudent interest rate risk management plan. The Bank's Asset and Liability Management Committee is responsible for measuring, controlling and monitoring its interest rate position. Management uses various tools and techniques to quantify the exposure to changing interest rates including traditional "gap" analysis, earnings at risk and economic value at risk models. Management uses a fairly sophisticated modeling program to analyze the Bank's risk to earnings and market value of equity to changes in interest rates. Management has found this more complex modeling process a better predictor of risk to changing rates than the traditional gap process to measure interest-rate risk. Gap analysis does not take into consideration that different instruments change rate by different amounts and at different times. Also gap analysis does not take into account that both loan and deposit customers may change behavior when rates change. For example, in the context of loans, borrowers may prepay loans sooner when interest rates decline. Additionally, the Bank's board of directors and management may change strategies when rates and volumes change. This will alter the level of interest-rate risk. These kinds of changes are not reflected in a gap analysis review.

At December 31, 2009, the Bank's rate shock model shows the Bank's Net Interest Income Projected Change for a 200 bp increase in rates to be positive by 1.35% and for a 300 bp increase in rates to be positive by 0.54%. The primary reason for the Bank's low risk to rising rates is due to the fact that a significant portion of the loan portfolio have adjustable or variable interest rates. Most fixed rate loans reprice on a three year time table with some tied to a 5 year or more repricing period.

Applying a traditional gap analysis, at December 31, 2009 the Bank had a negative cumulative repricing gap within one year of approximately $80.6 million, or approximately 148% of total earning assets repricing within one year. This negative repricing gap indicates that our future earnings may be adversely impacted by a rise in market interest raters, and such impact would primarily be felt in the twelve-month period after such a rise in rates.

Assets

At December 31, 2009, total assets were $169.7 million, a decrease of $15.4 million from December 31, 2008. This decrease has primarily occurred in loans partially offset by an increase in investments. Total average assets for the year 2009 were $183.1 million.

The Bank's management considers many criteria in managing assets, including creditworthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth the Bank's interest earning assets by category at June 30, 2010 and at December 31, 2009, 2008, 2007 and 2006.

Earning Assets
(dollars in thousands)

	June 30, 2010		December 31, 2009		December 31, 2008	
	Amount	% Earning Assets	Amount	% Earning Assets	Amount	% Earning Assets
Loan Portfolio (Net)	$ 118,856	84.2%	$ 122,177	81.3%	$ 142,427	82.3%
Investment Portfolio	12,168	8.6%	17,168	11.4%	13,018	7.5%
FF Sold and Int. Bearing Deps.	10,209	7.2%	10,957	7.3%	17,696	10.2%
Total	$ 141,233	100.0%	$ 150,302	100.0%	$ 173,141	100.0%

	December 31, 2007		December 31, 2006	
	Amount	% Earning Assets	Amount	% Earning Assets
Loan Portfolio (Net)	$ 136,165	87.2%	$ 102,038	88.1%
Investment Portfolio	5,523	3.5%	5,267	4.6%
FF Sold and Int. Bearing Deps.	14,610	9.3%	8,473	7.3%
Total	$ 156,298	100.0%	$ 115,778	100.0%

At December 31, 2009 and at December 31, 2008 and 2007, obligations of the United States Government or its agencies and obligations of states and political subdivisions represented 100% of the investment portfolio for all such time periods.

The following tables present the maturity distribution of the estimated market value of the Bank's debt securities at June 30, 2010 and at December 31, 2009 and 2008. The weighted average yields on these instruments are presented based on final maturity. Yields on obligations of states and political subdivisions have not been adjusted to a fully taxable equivalent basis.

	June 30, 2010	December 31, 2009	December 31, 2008
		(in thousands)	
U.S. Government agency mortgage-backed securities	$ 12,168	$ 14,526	$ 10,284
Obligations of states and political subdivisions	0	2,680	2,736
Total	$ 12,168	$ 17,206	$ 13,020

June 30, 2010

	Due in one year or less		Over one through five years		Over five through ten years		Over ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
				(dollars in thousands)				
U.S. government and agency mortgage-backed securities	$0	N/A	$0	N/A	$0	N/A	$12,168	100%
Obligations of states and political subdivisions	0	N/A	0	N/A	0	N/A	0	0%
Total	$0	N/A	$0	N/A	$0	N/A	$12,168	100%

	December 31, 2009							
	Due in one year or less		Over one through five years		Over five through ten years		Over ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. government and agency mortgage-backed securities	$0	N/A	$ 0	N/A	$ 0	N/A	$14,526	92%
Obligations of states and political subdivisions	0	N/A	694	100%	761	100%	1,225	8%
Total	$0	N/A	694	100%	761	100%	15,751	100%

Although the Bank's investment in U.S. government and agency mortgage backed securities have stated maturities greater than 10 years as shown above for the periods ending June 30, 2010 and December 31, 2009, the projected average life for these securities was 1.8 years and 2.3 years, respectively. As of June 30, 2010, the Bank's investment portfolio is 100% GNMA bonds of which principal and interest is backed by the full faith and credit of the United States government. The municipal bonds held as of December 31, 2009 were sold during March 2010 for a total gain of approximately $59,000.

Investment Policy

The objective of the Bank's investment policy is to invest funds not otherwise needed to meet the loan demand of its market area to earn the maximum return for the Bank, yet still maintain sufficient liquidity to meet fluctuations in the Bank's loan demand and deposit structure. In doing so, the Bank balances the market and credit risks against the potential investment return, makes investments compatible with, compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The Chief Executive Officer and the Chief Financial Officer are authorized to execute security transactions for the investment portfolio, subject to the Bank's investment policy and monthly review by the Bank's board of directors.

The Bank's investment strategy may change from time to time to address changing economic environments. In an environment of low but rising interest rates, management will attempt to keep the average duration of the securities in the investment portfolio under three years, allowing reinvestment of cash flows into higher earning assets as interest rates rise. Maintaining a portfolio duration of three years or less in such an environment limits earning potential but also minimizes price volatility and possible losses if liquidation of the securities was required. In an environment of high but declining interest rates, management may consider purchasing some longer-term investments, with maturities of up to 15 years, allowing the Bank to take advantage of higher earning assets with increasing values as interest rates decline.

The Bank's investment securities portfolio of $12.2 million at June 30, 2010 consisted of securities available for sale, which are carried on the books at amortized cost. In addition, unrealized gains on investment securities available for sale were $340,000 and unrealized losses were $13,000. The Bank's investment securities portfolio of $17.2 million at December 31, 2009 consisted of securities available for sale, which are carried on the books at amortized cost. In addition, unrealized gains on investment securities available for sale were $229,000 and unrealized losses were $9,000. Gain and losses are before being tax affected.

Investment Portfolio

As described above, the Bank's investment policy is to establish a portfolio which will provide liquidity necessary to facilitate making loans and to cover deposit fluctuations while at the same time achieving a satisfactory investment return on the funds invested. The investment policy is reviewed annually by the Bank's board of directors. The Bank stresses the following attributes for its investments: safety of principal, liquidity, yield, price appreciation and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the Bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available for Sale. Current June 30, 2010 portfolio balances are classified as Available for Sale.

Held to Maturity includes debt securities that the Bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. At December 31, 2009 the Bank had no securities Held to Maturity.

Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. At December 31, 2009, the Bank held no securities as Trading Securities.

Available for Sale securities include those, which may be disposed of prior to maturity. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders' equity.

Distribution of Assets, Liabilities and Shareholders' Equity

The following table sets forth weighted average yields earned by the Bank on its earning assets and the weighted average yields paid on its average deposits and other interest-bearing liabilities for the periods indicated. The table also presents a summary of changes in interest income, interest expense, and the interest rate differential aggregated by the changes in volumes and rates.

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

(Dollars in Thousands)

	Six Months ended June 30[1]					
	2010			2009		
	Avg. Bal.	Int. Inc/Exp	Avg. Rate	Avg. Bal.	Int. Inc/Exp	Avg. Rate
Assets						
Earning assets:						
Loans	$ 123,999	$ 3,879	6.3%	$ 142,798	$ 4,515	6.3%
Investment securities	14,503	238	3.3%	19,688	370	3.7%
Interest bearing deposits/FF	9,987	11	0.2%	16,577	454	1.1%
Total earning assets and interest income	$ 148,489	$ 4,128	5.6%	$ 179,063	$ 4,983	5.5%
Non-interest earning assets:						
Cash and due from banks	$ 583			$ 479		
Premises and equipment	9,439			6,329		
Other assets	8,500			3,727		
Allowance for credit losses	(3,474)			(2,796)		
Total assets	$ 163,537			$ 186,802		
Liabilities and Shareholders' Equity						
Interest bearing liabilities:						
Interest bearing demand / savings	$ 33,049	$ (169)	1.0%	$ 25,257	$ (221)	1.7%
CDs	107,048	(1,312)	2.5%	134,515	(2,445)	3.6%
Short-term borrowings	0		0%	1,438	(14)	1.9%
Total interest bearing liabilities	$ 140,097	$ (1,481)	2.1%	$ 161,210	$ (2,680)	3.3%
Noninterest-bearing liabilities:						
Demand deposits	$ 7,406			$ 8,054		
Other liabilities	592			631		
Shareholders' equity	15,442			16,907		
Total liabilities and shareholders' equity	$ 163,537			$ 186,802		
Net interest income		$ 2,647	3.6%		$ 2,303	2.4%

(1) Annualized

	Twelve Months ended December 31								
	2009			2008[1][2]			2007		
	Avg. Bal.	Int Inc/Exp	Avg. Rate	Avg. Bal.	Int Inc/Exp	Avg. Rate	Avg. Bal.	Int Inc/Exp	Avg. Rate
Assets									
Earning assets:									
Loans	$ 136,805	$ 8,777	6.4%	$ 145,848	$ 11,879	8.1%	$ 123,045	$ 11,925	9.7%
Interest-bearing deposits/FFS	13,751	131	1.0%	12,275	394	3.2	11,365	589	5.2%
Investments	22,099	748	3.4%	10,048	449	4.5%	5,795	275	4.7%
Total earning assets and interest income	$ 172,655	$ 9,656	5.6%	$ 168,171	$ 12,722	7.6%	$ 140,205	$ 12,789	9.1%
Non-interest earning assets:									
Cash and due from banks	$ 1,740			$ 1,644			$ 1,640		
Premises and equipment	8,023			1,195			1,031		
Other assets	5,490			2,333			2,407		
Allowance for credit losses	(2,915)			(2,230)			(1,695)		
Total assets	$ 184,993			$ 171,113			$ 143,588		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Interest bearing demand / savings	$ 28,801	$ (466)	1.6%	$ 26,077	$ (514)	2.0%	$ 39,796	$ (1,640)	4.1%
CDs	129,714	(4,364)	3.4%	116,996	(5,093)	4.4%	79,948	(4,167)	5.2%
Short-term borrowings	804	(18)	2.2%	941	(25)	2.7%	49	(3)	6.1%
Total interest bearing liabilities	$ 159,319	$ (4,848)	3.0%	$ 144,014	$ (5,632)	3.9%	$ 119,793	$ (5,810)	4.9%
Noninterest-bearing liabilities:									
Demand deposits	$ 7,979			$ 9,283			$ 10,025		
Other liabilities	810			1,083			851		
Shareholders' equity	16,885			16,733			12,919		
Total liabilities and shareholders' equity	$ 184,993			$ 171,113			$ 143,588		
Net interest income		$ 4,808	2.8%		$ 7,090	4.3%		$ 6,979	5.0%

(1) For purposes of this schedule, nonaccrual loans are included in the average balances.

(2) For purposes of this schedule, amortized loan fees are included as a part of interest income.

Changes in interest income and expense and the amounts attributable to rate and volume changes for the years ended December 31, 2009 and 2008 are presented below. For purposes of this analysis, changes in rate/volume are allocated to rate and volume in the ratio that the absolute value of each bears to the absolute total.

Net Interest Income and Net Interest Margin

The table below demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities.

	June 30, 2010 (1) Increase(Decrease) Due to Changes in (in thousands)			December 31, 2009 Increase(Decrease) Due to Changes in (in thousands)			December 31, 2008 Increase(Decrease) Due to Changes in (in thousands)		
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
Investments	$ (249)	$ (23)	$ (272)	$ 408	$ (109)	$ 299	$ 190	$ (16)	$ 174
Int. Bearing Deposits/FFS	(8)	(101)	(109)	14	(277)	(263)	29	(224)	(195)
Loans	(801)	(218)	(1,019)	(580)	(2,522)	(3,102)	1,857	(1,903)	(46)
Total interest income	(1,058)	(342)	(1,400)	(158)	(2,908)	(3,066)	2,076	(2,143)	(67)
Interest expense:									
Interest Bearing Demand / Savings	43	(171)	(128)	44	(92)	(48)	(270)	(856)	(1,126)
CD's	(556)	(1,184)	(1,740)	428	(1,157)	(729)	1,613	(687)	926
Short-term borrowings	-	(18)	(18)	(3)	(4)	(7)	24	(2)	22
Total interest expense	(513)	(1,373)	(1,886)	469	(1,253)	(784)	1,367	(1,545)	(178)
Net increase(decrease)	$ (545)	$ 1,031	$ 486	$ (627)	$ (1,655)	$ (2,282)	$ 709	$ (598)	$ 111

(1) Annualized

Deposits

The Bank's primary sources of funds are interest-bearing deposits. The following table sets forth the Bank's deposit structure at June 30, 2010 and at December 31, 2009, 2008, 2007 and 2006:

	June 30, 2010		December 31, 2009 (dollars in thousands)		December 31, 2008	
	Amount	% Total Deposits	Amount	% Total Deposits	Amount	% Total Deposits
Non-interest bearing demand	$ 7,162	5.0%	$ 7,188	4.6%	$ 8,737	5.2%
Interest-bearing demand	8,857	6.1%	10,823	7.0%	7,634	4.6%
Money market	18,248	12.5%	17,500	11.4%	8,451	5.0%
Savings	5,613	3.8%	5,474	3.5%	6,349	4.0%
Certificates of deposit less than $100,000	34,676	24.0%	47,338	31.0%	55,199	33.4%
Certificates of deposit $100,000 or more	70,410	48.6%	64,901	42.5%	78,946	47.8%
Total deposits	$ 144,966	100.0%	$ 153,224	100.0%	$ 165,316	100.0%

	December 31, 2007		December 31, 2006	
	Amount	% Total Deposits	Amount	% Total Deposits
Non-interest bearing demand	$ 9,710	6.6%	$ 8,747	8.0%
Interest-bearing demand	2,613	1.8%	2,246	2.0%
Money market	28,615	19.8%	33,233	30.4%
Savings	2,340	1.6%	2,409	2.2%
Certificates of deposit less than $100,000	43,598	30.0%	25,766	23.5%
Certificates of deposit $100,000 or more	58,178	40.2%	37,020	33.9%
Total deposits	$ 145,054	100.0%	$ 109,421	100.0%

At June 30, 2010 and at December 31, 2009, 2008, 2007 and 2006, certificates of deposit of $100,000 or more aggregated approximately $70.4 million, $64.9 million, $78.9 million, $58.2 million, and $37.0 million, respectively. The following table indicates, as of the dates indicated, the dollar amount of $100,000 or more certificates of deposit by the time remaining until maturity:

	June 30, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Maturity in:					
Three months or less	$ 37,307	$ 16,291	$ 38,829	$ 32,938	$ 11,480
Over three months through 12 months	22,016	41,732	29,960	21,052	21,327
>1 year thru 3 years	11,087	6,878	8,386	1,988	4,213
Over three years	0	0	1,771	2,200	0
Total	$ 70,410	$ 64,901	$ 78,946	$ 58,178	$ 37,020

Credit Risk Management and Allowance for Loan Losses

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes assist in managing the risks inherent in these activities. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, the Bank has established specific terms and maturity schedules for each loan type, such as commercial, real estate, consumer, etc.

The loan portfolio is regularly reviewed and management determines the amount of loans to be charged-off. In addition, such factors as the Bank's previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion thereof which is classified as a "loss" by regulatory examiners is charged-off.

The allowance for credit loss is maintained at a level that management considers adequate to provide for probable losses based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

When information confirms that specific loans are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred; the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair market value of the collateral is significantly below the current loan balance; and there is little or no near-term prospect for improvement.

The following table presents data related to the Bank's allowance for credit losses for the six months ended June 30, 2010 and for the years ended December 31, 2009, 2008, 2007 and 2006. The information presented represents gross amounts (that is, potential losses have not been reduced by recoveries from security interests and/or mortgages).

Summary of Credit Loss Experience and Related Information
(in thousands)

	Six months ended June 30, 2010	Year ended December 31			
		2009	2008	2007	2006
Balance at beginning of period	$ 3,554	$ 2,322	$ 1,930	$ 1,517	$ 1,048
Charge-offs:					
Commercial & industrial	190	735	245	201	76
Real estate construction & land	185	1,383	644	50	0
Real estate 1-4 family 1st	174	473	0	98	0
Commercial real estate	709	0	0	0	0
Consumer & other	155	71	23	0	0
Total charge-offs	$ 1,413	$ 2,662	$ 912	$ 349	$ 76
Recoveries:					
Commercial & industrial	0	2	218	57	72
Real estate construction & land	7	4	0	0	0
Real estate 1-4 family 1st	0	0	0	0	0
Commercial real estate	0	0	0	0	0
Consumer & other	0	2	0	0	3
Total recoveries	$ 7	$ 8	$ 218	$ 57	$ 75
Net charge-offs	$ 1,406	$ 2,654	$ 694	$ 292	$ 1
Provision charged to operations	$ 900	$ 3,886	$ 1,086	$ 705	$ 470
Balance at end of period	$ 3,048	$ 3,554	$ 2,322	$ 1,930	$ 1,517
Loans outstanding:					
End of period (Gross)	$ 121,904	$125,731	$144,749	$138,095	$103,554
Average during the period	$ 123,331	$136,805	$145,848	$123,045	$82,726
Ratio of allowance for credit losses at end of period to:					
Loans outstanding at end of period	2.50%	2.83%	1.60%	1.40%	1.46%
Average loans outstanding during the period	2.46%	2.60%	1.59%	1.57%	1.83%
Ratio of net charge offs during the period to average loans outstanding during the period	1.14%	1.94%	0.48%	0.24%	0.00%

Loan Loss Reserves Allocation
(dollars in thousands)

	June 30, 2010		December 31, 2009		December 31, 2008	
	Allocation	Percentage[1]	Allocation	Percentage[1]	Allocation	Percentage[1]
Commercial	$ 456	14.96%	$ 595	16.74%	$ 409	17.60%
Real estate	2,543	83.44%	2,896	81.48%	1,870	80.53%
Consumer	49	1.60%	63	1.78%	43	1.87%
	$ 3,048	100.00%	$ 3,554	100.00%	$ 2,322	100.00%

	December 31, 2007		December 31, 2006	
	Allocation	Percentage[1]	Allocation	Percentage[1]
Commercial	$ 333	17.26%	$ 286	18.83%
Real estate	1,566	81.14%	1,206	79.52%
Consumer	31	1.60%	25	1.65%
	$ 1,930	100.00%	$ 1,517	100.00%

[1]Percentage of loans in each category to total loans.

The allocation of the allowance is presented based in part on evaluations of past history and composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

The following table sets forth information regarding non-performing loans of the Bank on the dates indicated:

Risk Elements - Nonaccrual, Past Due and Restructured Loans
(in thousands)

At June 30, 2010, December 31, 2009 and 2008

	June 30, 2010	December 31, 2009	December 31, 2008
Loans accounted for on a nonaccrual basis	$11,497	$14,970	$3,599
Accruing loans which are contractually past due 90 days or more	1,345	0	3,396
Restructured loans	3,229	2,333	0
Total	$16,071	$17,303	$ 6,995

At December 31, 2009 and 2008

(in thousands)

	90 Days or More Past Due		Nonaccrual		Restructured		Lost Interest	
	12/31/09	12/31/08	12/31/09	12/31/08	12/31/09	12/31/08	12/31/09	12/31/08
Commercial	$0	$ 3	$ 913	$ 189	$ 0	$0	$ 53	$ 6
Real estate	0	3,393	14,030	3,410	2,333	0	819	112
Consumer	0	0	27	0	0	0	2	0
Total	$0	$ 3,396	$14,970	$ 3,599	$ 2,333	$0	$ 874	$ 118

Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms, such as a lower interest rate and/or extended term, have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms unless the loan is non performing in which case it remains in or is placed on non accrual and would be shown in that category.

Short-Term Borrowings

The Bank as a member of the Federal Home Loan Bank ("FHLB") has an agreement to borrow funds on a short-term basis. Pursuant to collateral agreements with the FHLB, advances are collateralized by pledged securities. The Bank has not borrowed funds from the FHLB in the past except on a very infrequent basis. Currently the Bank does not have any borrowed funds outstanding from the FHLB, although it may borrow in the future.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented in this offering circular have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on operations of the Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Liquidity Management

Liquidity management involves the ability to meet the cash-flow requirements of customers who are depositors desiring to withdraw funds and borrowers requiring assurance that sufficient funds will be available to meet their credit needs. The Bank's liquidity management practices focus on the ability to generate cash within a reasonable time frame and at a reasonable cost. The Bank's primary sources of liquidity are total cash and due from banks, federal funds sold and its investment portfolio. The Bank's investment portfolio is relatively short in nature and is structured to provide a steady and predictable stream of income cash flows. The majority of the portfolio could also quickly be converted to cash or used as collateral against borrowings at the Federal Home Loan Bank.

In order to ensure adequate funds are available at all times, the Bank has policies and procedures in place to monitor liquidity levels on a regular basis. The Bank is not subject to any specific liquidity requirements imposed by regulatory orders. The Bank is subject to general regulatory safety and soundness guidelines. Management believes that its current liquidity levels are adequate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The purpose of this discussion and analysis is to provide the reader with a concise description of the financial condition and changes to financial condition and results of operations for the Company and the Bank for the six months ended June 30, 2010 and for the years ended December 31, 2009 and 2008.

Results of Operations

For the Six Months Ended June 30, 2010 and 2009

The Company had a net loss of $951,000 or $0.77 per adjusted common share outstanding for the first six months of 2010, compared to a net loss for the first six months of 2009 of $1,269 or $1.03 per adjusted common share outstanding. Our returns on average assets and average common equity for the first six months of 2010 were -0.59% and -9.84%, compared to -.68 % and -10.15%, respectively, for the first six months of 2009.

Interest income on loans for the six months ended June 30, 2010 totaled $3.8 million, versus $4.4 million for the same period of 2009. This represents a decrease of $561,000 or 12.7%. Lower loan volume accounted for most of this decrease. Net loans at June 30, 2010 were $117.7 million versus $131.2 million at June 30, 2009. This represents a decrease of $13.5 million or 10.2%.

Interest income on securities, Federal funds sold, and interest-bearing deposits at other financial institutions for the six months ended June 30, 2010 was $249,000, compared to $470,000 for the same period in 2009. This represents a decrease of $221,000 or 47%. This decrease was due primarily to corresponding balances in these accounts being down by $13.4 million or 51%. Balances in securities, Federal funds sold, and interest-bearing deposits at other financial institutions at June 30, 2010 totaled $22.6 million versus $35.4 million at June 30, 2009. This represents a decrease of $12.8 million or 36.1%.

Interest expense on deposits for the first six months of 2010 totaled $1.481 million, compared to $2.667 million for the same period in 2009. This represents a decrease of $1.186 million or 44.4%. Total deposits at June 30, 2010 were $145 million compared to $164.4 million at June 30, 2009. This represents a decrease of $19.4 million or 11.8%.

Net interest income for the six months ended June 30, 2010 increased $344,000 to $2.647 million, compared to $2.303 million for the first six months of 2009. The increase is primarily attributable to a reduction in deposit interest expense. Loans decreased 10% from the June 30, 2009 total of $135.5 million to a total of $121.9 million as of June 30, 2010.

Net interest margin was 3.6% for the first six months of 2010 compared to 2.4% for the same period in 2009. The yield on the overall investment portfolio was 3.3% for the first six months of 2010 compared to 3.7% for the same period in 2009.

Provision for loan losses for the six months ended June 30, 2010 was $900,000 versus $1,768,000 for the same period in 2009. The decrease is primarily due to the timing of the increase in nonperforming loans, which occurred in the first half of 2009.

Other income increased $38,000 for the first six months of 2010, to $171,000 from $133,000 for the same period in 2009. This represents an increase of 28.5% and is attributable to gains on the sale of OREO, gains on sale of securities, and increased ATM fee income.

Salaries and employee benefits totaled $1,248,945 for the first six months of 2010, compared to $1,250,954 for the same period in 2009.

Occupancy expenses totaled $369,000 for the first six months of 2010, compared to $354,000 for the same period in 2009.

Data processing expenses increased $23,000 or 13.4% from $171,000 for the first six months of 2009 to $194,000 for the first six months of 2010. This variance was primarily due to contractual terms with the Bank's data processing vendor.

Legal, professional, consulting and administrative expenses totaled $854,000 for the first six months of 2010, compared to $550,000 for the same period in 2009. This represents an increase of $304,000 or 55%. This is primarily attributable to an increase in FDIC premiums of $138,766 or an increase of 146%, OCC Assessments increased by $32,537 or 99.7%, Legal expense primarily associated with loan collections increase in 2010 over 2009 by $77,000 from $3,000, and the Bank's main D&O/Bond insurance costs increased by $67,000 for the first 6 months of 2010 over the same period in 2009.

The accounting fees associated with independent external auditing also increased by $6,600 due to increased third-party loans/operations audits.

Advertising, public relations, and business development expenses for June 30, 2010 year-to-date were $3,362 versus $52,768 for the same period in 2009.

Other operating expenses for the first six months of 2010 were $720,000, compared to $209,000 for the first six months of 2009. The primary increase in 2010 was Loss on Sale of assets in the amount of $544,000 during the first six months of 2010 compared to $10,000 for the first six months of 2009. Total non-interest operating expenses for the first six months of 2010 increased $809,000 or 32.6% to $3,285,000, compared to $2,476,000 for the first six months of 2009. Total non-interest operating expenses as a percentage of average assets was 2.0% and 1.3% for the first six months of 2010 and 2009 respectively.

For the Years ended December 31, 2009 and 2008

The Company's net loss for the year 2009 was $3.16 million, or $ 2.55 per adjusted common share outstanding, compared to a net income for 2008 of $905,000 or $0.70 per adjusted common share outstanding. Our returns on average assets and average common equity for 2009 were -1.72% and -26.34%, compared to .52% and 6.92%, respectively, for 2008.

Interest income on loans for the year 2009 totaled $8.63 million versus $11.66 million for the year 2008. This represents a decrease of $3.03 million, or 26%. A decrease in loan balances and increase in non-accrual loans accounted for most of this decrease. Net loans at December 31, 2009 were $121.03 million versus $139.43 million at December 31, 2008. This represents a decrease of $18.4 million or 13.1%.

Interest income on securities, Federal funds sold, and interest-bearing deposits at other financial institutions for 2009 was $883,000 compared to $851,000 for 2008. This represents an increase of $32,000 or 3.7 %. Balances in securities, Federal funds sold, and interest-bearing deposits at other financial institutions at December 31, 2009 totaled $28.9 million versus $31.4 million at December 31, 2008. This represents a decrease of $2.5 million or 8%.

Interest expense on deposits for 2009 totaled $4.8 million compared to $5.6 million for 2008. This represents a decrease of $0.8 million or 13.8%. Allowing high cost deposits to run off, together with the overall decrease in the cost of funds, accounted for most of this decrease in interest expense. Total deposits at December 31, 2009 were $152.6 million compared to $164.4 million at December 31, 2008. This represents a decrease of $12 million or 7.3%.

Net interest income for the year 2009 decreased $2.1 million to $4.5 million from $6.6 million for 2008. The decrease is attributable to loan balances decreasing by approximately $17.2 million, combined with the average interest rate on loans decreasing from 8.1% in 2008 to 6.4% in 2009. Loans declined 12.1%% from the December 31, 2008 total of $141.7 million to a total of $124.6 million as of December 31, 2009.

Net interest margin was 2.6% for 2009 compared to 3.7% for 2008.

Provision for loan losses for 2009 was $3.9 million versus $1.1 million for 2008. This represents an increase of $2.8 million or 255%.

Other income increased $247,000 for 2009 to $476,000 from $229,000 for 2008. This represents an increase of 108% and is primarily attributable to net gain on the sales of investment securities.

Salaries and employee benefits totaled $2.5 million for 2009 versus $2.6 million for 2008. This decrease of $0.1 million or 4% from the prior period was due to tight control of staffing levels in addition to control of salary levels the savings of which was slightly offset by the added staffing necessary for the opening of a new branch April of 2009.

Equipment rentals, depreciation and occupancy expenses increased $209,000 or 35% from $600,000 for 2008 to $809,000 for 2009. The majority of this increase is attributable to the addition of the new corporate headquarters/branch.

Occupancy expenses totaled $607,000 for 2009 compared to $436,000 for 2008. This represents a increase of $171,000 or 39% and can be attributed to the addition of the new corporate headquarters/branch.

Data processing expenses increased $45,000 or 17.5% from $256,000 for 2008 to $301,000 for 2009.

Legal, professional, and consulting expenses totaled $750,000 for 2009 compared to $223,000 for 2008. The increase of $527,000 or 236% was due primarily to OCC assessments increasing by $21,000 or 34%, FDIC premiums increased by $471,000 or 486%, legal expenses increased $17,000 or 64% and accounting/audit expenses increased by $16,000 or 43%.

Advertising, public relations, and business development expenses for 2009 were $55,000 versus $98,000 for 2008. This decrease of $43,000 or 44% was due to decreased general advertising and promotional activities.

Other operating expenses for the year 2009 were $1.1 million compared to $0.4 million for the year 2008. This represents an increase of $0.7 million or 175%. This increase was primarily due to expenses associated with increased levels of OREO in 2009. Loss on sale of OREO was $586,000 in 2009 compared to a recovery of $4,500 in 2009. Other loan servicing expenses associated with the OREO increased approximately $165,000 in 2009 over 2008.

Total non-interest operating expenses for the year 2009 were $5.9 million, an increase of $1.5 million from the year 2008 of $4.4 million. As a percentage of average assets, non-interest expenses represented 3.2% for 2009 and 2.6% for 2008.

Income tax expense (benefit) for the year 2009 was $(1,695,000) compared to $421,000 for 2008. The effective tax rate for 2009 was 34.9% while the effective tax rate for 2008 was 31.7%.

Financial Position

For the Six months Ended June 30, 2010

The Company's total assets declined $9.1 million or 5.4% during the first six months of 2010, to a total on June 30, 2010 of $159.6 million. The decline in assets is primarily attributable to lower loan production, payoffs and loan transfers to OREO.

Portfolio investments decreased by $5 million during the first six months of 2010 to $12.9 million from $17.9 million at December 31, 2009.

Net loans decreased by $3.3 million or 2.7% from $121.0 million at December 31, 2009 to $117.7 million at June 30, 2010. This decrease was primarily in real estate loans.

Deposits declined during the first six months of 2010 by $8 million or 5.2% to $144.6 million at June 30, 2010. The majority of this decline was in time deposits.

For the Years Ended December 31, 2009 and 2008

The Company's total assets declined from $185.8 million at December 31, 2008 to $169.2 million at December 31, 2009. This represents a decrease of 8.9% or $16.6 million.

The decrease in total assets was primarily attributable to decreased loan demand, loan pay-downs/payoffs, and loan transfers to OREO. Net loans declined from $139.4 million at December 31, 2008 to $121.0 million at December 31, 2009. This represents a decrease of $18.4 million, or 13.2%. This loan decrease was primarily in real estate loans.

Cash and cash equivalents (which include federal funds sold) decreased from $14.3 million at December 31, 2008 to $11.6 million at December 31, 2009.

Deposits decreased from $164.6 million at December 31, 2008 to $152.6 million at December 31, 2009. This represents a decrease of $12.0 million, or 7.3%. The deposit decrease was primarily in time deposits.

Capital Requirements

The Company's equity capital was $9.2 million at June 30, 2010 compared to $10.1 million at December 31, 2009. This decrease of $0.3 million primarily consists of losses associated with non-performing assets including provisions for loan losses in the amount of $0.9 million during the six months of June 30, 2010.

At June 30, 2010, the Company's Tier I Capital to Average Assets was 5.7%. The Company is not required by regulation to report ratios based on Risk Weighted Assets, and therefore computes Risk Weighted Assets at the Bank level only. Ratios for the Bank as of June 30, 2010 are as follows: Tier I

Leverage Ratio was 9.06%, Tier I Risk-based Capital Ratio was 12.45%, and Total Risk-based Capital to Risk- Weighted Assets was 13.72%. See "SUPERVISION AND REGULATION – Capital Adequacy" for a description of these terms. The Company was "well capitalized" under applicable Federal regulatory guidelines at June 30, 2010. Although the Bank would be considered "well capitalized" under normal circumstances, the Bank with its current capital ratios is not considered to be "well capitalized" due to being subject to the Consent Order. See Note 18 to the Company's Consolidated Financial Statements contained in this Offering Circular for a table that shows the requirements for being "well capitalized" under applicable guidelines.

Liquidity Resources

Liquidity management focuses on the need to meet both short-term funding requirements and long-term growth objectives. Primary sources of funds for liquidity include deposits, loan repayments and security repayments or sales of available for sale securities. The Bank's bond portfolio is maintained in safekeeping at the Federal Home Loan Bank. These bonds are held in a collateral account and may be borrowed against according to FHLB terms. Currently the Bank may borrow for a term of up to 24 months using its bond portfolio as collateral. The Bank typically does not borrow funds and currently has no borrowed funds outstanding.

The Company's and the Bank's capital amounts are above minimum capital adequacy (see Note 18 to the Company's Consolidated Financial Statements contained in this Offering Circular).

A total of $ 90.1 million of our certificates of deposit mature within the next year. In the normal course of business and consistent with our past experience we expect most of these deposits to be renewed. The Bank runs normal and stressed liquidity analysis on a regular basis. These analyses look out over a forward 90 day period solving for basic and stressed liquidity coverage. Based on such analyses to date, the Bank currently believes that with its ability to borrow funds if needed, in addition to its successful roll over rate with maturing CDs, the Bank has adequate liquidity to meet its needs if maturing certificates of deposit are not renewed at historical levels.

Asset Quality

The Allowance for Loan and Lease Losses ("ALLL"), a reserve set-aside on an ongoing basis to allow for potential loan losses, increased $1.1 million, or 47%, in 2009 and decreased $506 thousand, or 14%, for the first six months of 2010. In the normal course of events, the reserve total is adjusted due to ongoing, at least quarterly analysis of the loan portfolio as well as general economic conditions, historic loan loss experience and loan mix. The large increase in 2009 was due to the increase in non-performing loans during the year and in order to provide for general estimates and for specifically allocated potential future loan losses. In the first half of 2010, several previously provided-for loan losses were realized, and the emergence of new credit losses slowed with some deceases noted, as well as some change in the mix of the loan portfolio into categories generally considered to have less risk. At the same time, collection efforts resulted in the reduction of some problem loans. Certain problem loans were moved into other real estate owned (OREO) with some sales of such OREO occurring. During 2009 OREO had a net increase of $4 million, and there was a net decrease of $184 thousand in the first six months of 2010.

Accruing loans that are contractually past due 90 days or more were $1.3 million at June 30, 2010, compared to $0 at December 31, 2009. The June 30, 2010 total is secured by real estate and was subsequently paid current in the following month from a previously identified source of funds.

Non-performing loans as a percentage of loans before the ALLL was 9.43% as of June 30, 2010, 11.91% as of December 31, 2009, and 2.49% as of December 31, 2008. The ALLL to non-performing loans, which is a measure of the Bank's ability to cover problem assets with existing reserves, was 3.77% as of June 30, 2010. The ratio of the ALLL to total loans on June 30, 2010 was 2.50% and for total loans less loans that were cash secured, government insured or consolidated out to affiliate was 2.65%.

MANAGEMENT

Directors and Executive Officers

The directors and executive officers of the Company and the Bank are as follows:

Name	Age	Director Since	Position(s) Held
Directors			
Diana Clay	58	1995	Chairman
Norman Goodwin, DDS	62	1995	Vice Chairman
John Pfeifer, O.D.	59	1995	Secretary
David Bolin, Jr.	50	1995	Director
Glenn Deutsch	58	2002	Director, President and CEO
Timothy McMahon	64	1995	Director
Linda Schoener	63	1995	Director
Harry Truitt	62	1995	Director
Roger Werner, CPA	63	1995	Director
Executive Officers			
Eric Carlsen	57	N/A	EVP and Chief Credit Officer
Don Kiser	64	N/A	SVP and Chief Financial Officer
Liz Norsby	47	N/A	SVP and Chief Operations Officer

Our Amended and Restated Articles of Incorporation provide that the number of directors must fall within a range between five (5) and fifteen (15) persons, the exact number to be fixed from time to time by resolution of the board of directors. The board of directors has set the size of the board at nine persons.

Our Bylaws provide that the board of directors shall be divided into three classes, as nearly equal in number as the then authorized number of directors constituting the whole board permits, with the term of one class expiring each year and with each director serving for a term ending at the third annual meeting of the Company's shareholders at which such director was elected.

Directors

David A. Bolin, Director of the Bank and the Company since 1995, has been a practicing attorney, focusing on litigation, in Snohomish County since 1984. David, a Snohomish Country native, was also active in local construction and real estate development projects until 2004. David graduated from Gonzaga University with a BA in Economics in 1983, and a JD law degree in 1984. He is also a

1998 graduate of Bank Director's college and recipient of a University of Washington Graduate Business School Certificate of Accounting in 2007. David is also involved in financial asset management, especially alternative investments in self-directed IRAs.

Diana L. Clay, Chairman of the Board and Director of the Bank and the Company since 1995, has been co-owner of the family partnership of Clay Enterprises since its formation in 1977, formed for the purpose of acquiring land and developing and managing commercial and multi-family income property. Ms. Clay also serves as President of the North Sound Development, Inc., a company dealing in the acquisition and development of land for resale, in addition to serving as a managing partner for various joint venture partnerships. Ms. Clay is active in the community, serving as a member of the local and national Chamber of Commerce and is a supporter of other community oriented associations. Diana also serves on two non-profit boards, Edmond Community College Foundation and The Boys and Girls Clubs of Snohomish County.

Glenn A. Deutsch, Director and President/CEO of the Bank and the Company since 2003. For a description of Mr. Deutsch's experience, see "Executive Officers" below.

Norman P. Goodwin, Vice Chairman of the Board and Director of the Bank and the Company since 1995, has been a practicing dentist in the City of Lynnwood since 1974. Dr. Goodwin graduated with honor from the University of Washington with a Doctor of Dental Science degree in 1974. In addition to working as a dentist, Dr. Goodwin has also served as clinical instructor at the University of Washington as well as lecturer at Shoreline Community College. Dr. Goodwin's various memberships include the University of Washington and Dental Alumni Associations, dental advisor for the Seattle Study Club, member of the American Dental Association and the Snohomish County Dental Society.

Timothy J. McMahon, Director of the Bank and the Company since 1995, joined First Western Properties in Lynnwood in 1986 as a commercial real estate agent. In 1989, Mr. McMahon obtained his real estate broker's license and became the Manager and broker for the Lynnwood office of First Western Properties. In 1993, he opened Washington Commercial Real Estate Services, Inc. where he has continued his work in the commercial real estate business, servicing a variety of local and national accounts and assisting in the development of several commercial retail projects. Mr. McMahon attended the University of Washington where he studied literature. He is active in the community, serving on the community services committee as a member of the Mill Creek Rotary Club.

John R. Pfeifer, Director of the Bank and the Company and Secretary of the Board of Directors since 1995, is an Optometric Physician and in 1981, opened a private practice at the Alderwood Vision Clinic in Lynnwood. Dr. Pfeifer earned a Bachelor of Science degree from the University of Houston and a Bachelor of Science in Optics and a Doctor of Optometry degree from University of Houston College of Optometry. Dr. Pfeifer has served in various capacities with optometric associations. He is a member of Volunteer Optometric Services to Humanity, Vision Source Administrator for Western Washington and the American Optometric Association.

Linda C. Schoener, Director of the Bank and the Company since 1995, is a founder and co-owner of Schoener's Interiors, a retail furniture and design store located at Lincoln Square in the Bellevue Collection. Ms. Schoener is an allied member of the American Society of Interior Design and Master Builders Association. Ms. Schoener attended Everett Community College.

Harry E. Truitt, Director of the Bank and the Company since 1995, is founder and owner of Lighthouse Diving Center. Mr. Truitt attended the College of Engineering at Bradley University where he graduated with Bachelor of Science degree in Industrial Engineering. Mr. Truitt spent several years in the United States Air Force where he graduated from the Air Force Institute of Technology Civil Engineering School. Mr. Truitt has several underwater certifications and licenses and has been author and co-author of numerous publications on underwater functions and marine life. In addition to owning and operating his business, Mr. Truitt has lectured and taught several courses at the local colleges. Mr. Truitt is a member of the National Federal of Business and Rotary International and the Lynnwood Rotary Club.

Roger D. Werner, Director of the Bank and the Company since 1995, is a Certified Public Accountant. He joined the firm of Vine Dahlen Werner and Co., CPA's in 1978. In 1999 he reorganized as Werner O'Meara & Co, PLLC where he currently practices. Mr. Werner attended the University of Washington where he received a degree in Economics. Following his undergraduate education, Mr. Werner joined the Navy and attended Naval Officer Candidate and Supply Officer School. Following his term in the service, Mr. Werner enrolled in the Master of Business Administration program at the University of California of Berkley, graduation suma cum laude. In addition, Mr. Werner has taught several college and professional courses in accounting at the local colleges and accounting associations. Mr. Werner is former President of the Snohomish Chapter of the Washington Society of CPAs and has been very active with continuing education and minority affairs in the local community.

Executive Officers

Glenn Deutsch, President and Chief Executive Officer of the Bank and the Company since 2002. Prior to 2002 Glenn was the Executive Vice President of the Bank and Company. Glenn has over 30 years of experience in the banking industry and has served in various capacities for institutions in Oregon. Glenn is the Past Chairman of the Community Bankers of Washington, South Snohomish County Chamber of Commerce and is a Trustee with the Northwest Benefit Trust an organization providing health care benefits for community bankers and their families. Glenn holds a BA in Sociology from California State University, Northridge.

Eric Carlsen, Executive Vice President and Chief Credit Officer of the Bank since 2003. Prior to 2003 Eric was the Senior Vice President and Chief Credit Officer for a $1.8 billion community bank headquartered in Washington State. Eric has over 33 years of experience in banking including 9 years as an FDIC Bank Examiner. Eric is the Past Chair of Risk Management Association (RMA), Puget Sound Chapter, and is Chair of its CRE roundtable. He sits on the Board of Compass Health, the largest nonprofit mental health provider in north Puget Sound. Eric is a graduate of Pacific Coast Bankers School (PCBS) with honors and holds a BA in Economics from Western Washington State University.

Don Kiser, Senior Vice President and Chief Financial Officer of the Bank and Assistant Secretary and CFO of the Company since 2003. Prior to 2003 Don served as the Chief Financial Officer of various community banks in the Puget Sound area. Don has over 38 years of experience in banking including both private and publicly traded institutions. Don has been a member of the Rotary (serving on the board of directors) and was active in Little League serving as treasurer and on the board. Don has served as treasurer and director on a literacy council and as chairman of the finance committee of a non-profit medical clinic. Don holds a BA in Business Administration from Seattle University.

Liz Norsby, Senior Vice President and Chief Operations Officer of the Bank since 2009. From 2005-2009 Liz served as the Operations Officer of the Bank. Liz has served in various operations positions for community banks in the Puget Sound area. Liz has over 30 years of banking experience. Liz is currently a member of the community bank operations network team. Liz has attended several technical and operational seminars and holds a Technical Diploma in Computer Programming and Data Processing.

Remuneration of Directors and Officers

Directors. Directors receive a monthly retainer of $250 and additionally receive $650 per month for board meetings attended (Company and Bank combined). Non-employee directors receive $100 per committee meeting attended. Additionally, directors receive $250 annually for their participation in a one-day strategic planning meeting. The Chairman of the Board receives a retainer of $450 per month as an ex-officio of all committees.

Executive Officers. The following table sets forth compensation paid by the Company (or the Bank) to its three most highly paid executive officers during 2009.

Name of Individual	Capacities in Which Remuneration Was Received	Aggregate Remuneration*
Glenn Deutsch	President and Chief Executive Officer	$210,000
Eric Carlsen	EVP and Chief Credit Officer	$140,000
Don Kiser	SVP and Chief Financial Officer	$133,200

* Does not include non-cash items such as stock option grants. (See "Executive Officer and Director Stock Options" below). Also does not include the value of the use of a Bank-owned vehicle provided to Mr. Deutsch.

Employment Agreements.

Glenn Deutsch. Mr. Deutsch's employment agreement with the Bank was effective January 1, 2009, and provides for a term of employment to December 31, 2011. The Bank may terminate Mr. Deutsch's employment at any time with or without Cause (as defined in the agreement) by a vote of two-thirds of the Bank's directors, excluding Mr. Deutsch. Following termination without cause, the agreement provides that Mr. Deutsch will receive three months base salary. If the Company and/or the Bank experiences a change of control (as defined in the agreement) and Mr. Deutsch opposes such event, and either such event directly results in Mr. Deutsch's termination of employment or demotion within 12 months of such change of control, Mr. Deutsch will be entitled to receive an amount equal to two times his then current annual salary, and all previously granted stock options will fully vest. Due to the present financial condition of the Bank, any payments in connection with termination of employment would require prior approval of federal regulatory agencies.

The agreement provides that for a period of 12 months following termination of employment, Mr. Deutsch will not directly or indirectly contact customers, clients, employees or pending customers and clients of the Bank

Eric Carlsen. Mr. Carlsen's employment agreement with the Bank provides for an initial term of employment from January 13, 2002 to December 31, 2004, with automatic renewal thereafter for successive two year terms unless either party has provided notice of non-renewal. The Bank may terminate Mr. Carlsen's employment at any time during the term of the agreement upon 120 days prior notice. In the event of a change of control, if Mr. Carlsen's employment is terminated within 12 months of such event, Mr. Carlsen will be entitled to receive his then current monthly base compensation for 12 months following such termination. Due to the present financial condition of the Bank, any payments in connection with termination of employment would require prior approval of federal regulatory agencies. Mr. Carlsen's employment agreement contains prohibitions on contacting Bank costumers, clients and employees identical to those described above with respect to Mr. Deutsch.

Don Kiser. Mr. Kiser's employment agreement with the Bank provides for an initial term of employment from May 27, 2003 to December 31, 2004, with automatic renewal thereafter on an annual basis unless either party has provided notice of non-renewal. The Bank may terminate Mr. Kiser's employment at any time during the term of the agreement upon 90 days prior notice. In the event of a change of control, if Mr. Kiser's employment is terminated within 12 months of such event, Mr. Kiser will be entitled to receive his then current monthly base compensation for 12 months following such termination. Due to the present financial condition of the Bank, any payments in connection with termination of employment would require prior approval of federal regulatory agencies. Mr. Kiser's employment agreement contains prohibitions on contacting Bank costumers, clients and employees identical to those described above with respect to Messrs. Deutsch and Carlsen.

Stock Option Plans

The Company's board of directors adopted a 2009 Stock Option and Equity Compensation Plan (the "2009 Plan") in March 2009 and such 2009 Plan was approved by the Company's shareholders in May 2009. The 2009 Plan replaced two prior plans, the Incentive Stock Option Plan of 2005 and the Director Non-Qualified Plan of 2005 (collectively, the "2005 Plans"). Upon shareholder approval of the 2009 Plans, the 2005 Plans were "frozen" and no new grants of options or other types of awards were, or will be, made under the 2005 Plans. Options and other types of awards previously granted and outstanding under the 2005 Plans at the time they were frozen will continue, however, subject to the terms and conditions of such plans.

A total of 100,000 shares of Company common stock may be issued under the 2009 Plan. Of such amount, a maximum of 20,000 shares may be made subject to or issued under awards granted to directors. The aggregate shares available for grant under the 2009 Plan plus the shares that continue to be exercisable under the "frozen" 2005 Plans represent approximately 18.7% of the issued and outstanding shares of the Company.

The 2009 Plan is administered by a committee ("Committee") of our board of directors. The 2009 Plan has an unlimited duration; however, the board of directors may terminate the 2009 Plan at any time, and incentive stock options may not be granted more than 10 years after the adoption of the 2009 Plan. The 2009 Plan may be amended by the board of directors without shareholder approval, except for an amendment that would increase the number of shares that may be issued, or otherwise requires shareholder approval under any applicable laws or regulations.

The 2009 Plan provides for the grant of stock options (both "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code and nonqualified stock options), restricted stock awards, restricted stock units, and stock appreciation rights.

All stock options granted under the 2009 Plan (whether incentive stock options or nonqualified stock options) must provide that the option exercise price is equal to the fair market value of the shares subject to the option at the date of grant. The 2009 Plan does not allow for the exercise price of outstanding stock options to be changed, except with the approval of the Company's shareholders or in connection with a change in the capital structure of the Company. The option exercise price is payable in cash or other consideration, including Company common stock.

A restricted stock award is comprised of shares of Company common stock issued to an employee or director that is subject to restrictions and conditions. Shares of common stock that are part of an award will vest upon satisfying such conditions as the Committee may determine, such as completing a specified number of years of service and/or attaining performance goals. A holder of a restricted stock award (both vested and unvested) will have the rights of a shareholder (including voting, dividend and liquidation rights) with respect to shares subject to the award.

A restricted stock unit means the right to receive a payment in cash or common stock in an amount equal to the fair market value of the Company's common stock on the date of exercise of the right to receive such payment. Restricted stock units will vest upon satisfying such conditions as the Committee may determine. Upon termination of employment, any unvested portion of a restricted stock unit will be forfeited.

A stock appreciation right means the right to receive payment in cash or common stock in an amount equal to the excess of the fair market value of the Company's common stock on the date of exercise of the right to receive payment over the fair market value of the Company's common stock on the date of grant. Stock appreciation rights will vest upon satisfying such conditions as the Committee may determine. Upon termination of employment, any unvested portion of a stock appreciation right will be forfeited.

Security Ownership of Management and Certain Shareholders

The following table sets forth, as of June 30, 2010, the number and percentage of shares of the Company's outstanding common stock held of record by (i) each of the three highest paid executive officers of the Company or the Bank; (ii) each of our directors; (iii) each person known to us to own 5% or more of the Company's outstanding stock; and (iv) all executive officers and directors as a group. Each named record owner has sole voting and investment power with respect to the shares listed unless otherwise indicated.

Owner	Amount (1)	Percent of Class*
Glenn Deutsch	24,049	1.95%
Eric Carlsen	57,917	4.69%
Don Kiser	4,789	0.39%
David Bolin	23,389	1.90%
Diana Clay	31,992	2.59%
Norm Goodwin	19,959	1.62%
Tim McMahon	43,215	3.50%
Joe Pfeifer	20,272	1.64%
Linda Schoener	16,005	1.30%
Harry Truitt	31,149	2.52%
Roger Werner	13,044	1.06%
All Executive Officers and Directors as a Group	285,780	23.16%

* The shares shown as beneficially owned do not include shares that our directors and executive officers have indicated they may purchase in the offering. As noted under "TERMS OF THE OFFERING – Purchase Intentions of Directors and Executive Officers," such persons have informally indicated that they currently intend to purchase, in the aggregate, approximately 28,000 shares. Such persons have not formally agreed to purchase such shares.

(1) Does not include shares as to which such persons may be deemed "beneficial owners" by virtue of their ability to purchase such shares within 60 days pursuant to the exercise of outstanding stock options. Information regarding shares that may be purchased by Messrs. Deutsch, Carlsen and Kiser and by all executive officers and directors as a group, is provided immediately below.

Executive Officer and Director Stock Options

The following information is provided with respect to options granted to the persons listed in the Executive Officer Compensation Table under "Remuneration of Directors and Officers" and all directors and executive officers as a group

	Stock Options Granted (Shares)	Exercise Price	Date of Exercise
Glenn Deutsch	28,686	$ 9.06	Vested
	2,967	7.70	Vested
	5,892	11.11	Vested
	2,600	15.38	12/21/2006[(1)]
	5,500	11.35	01/16/2008[(2)]
	3,750	6.10	01/22/2009[(3)]
Eric Carlsen	9,654	$ 9.06	Vested
	3,310	7.70	Vested
	3,214	11.11	Vested
	1,560	15.38	12/21/2006[(4)]
	3,000	11.35	01/16/2008[(5)]
	2,200	6.10	01/22/2009[(6)]
Don Kiser	8,827	$ 9.06	Vested
	2,207	7.70	Vested
	2,945	11.11	Vested
	1,456	15.38	12/21/2006[(7)]
	2,750	11.35	01/16/2008[(8)]
	2,050	6.10	01/22/2009[(9)]
All Directors and Executive Officers as a group	131,334[(10)]		

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(1) Of the 2,860 stock options granted, 2,288 have vested, 572 will vest on 12/21/2010.

(2) Of the 5,500 stock options granted, 3,300 have vested, 2,200 will vest in equal amounts of 1,100 on each of 1/16/2011 and 1/16/2012.

(3) Of the 3,750 stock options granted, 1,500 have vested, 2,250 will vest in equal amounts of 750 on each of 1/22/2011, 1/22/2012 and 1/22/2013.

(4) Of the 1,560 stock options granted, 1,248 have vested, 312 will vest on 12/21/2010.

(5) Of the 3,000 stock options granted, 1,200 have vested, 1,200 will vest in equal amounts of 600 on each of 1/16/2011 and 1/16/2012.

(6) Of the 2,200 stock options granted, 880 have vested, 1,320 will vest in equal amounts of 440 on each of 1/22/2011, 1/22/2012 and 1/22/2003.

(7) Of the 1,456 stock options granted, 1,665 have vested, 291 will vest 12/21/2011.

(8) Of the 2,750 stock options granted, 1,650 have vested, 1,100 will vest in equal amounts of 550 on each of 1/16/2011 and 1/16/2012.

(9) Of the 2,050 stock options granted, 820 have vested, 1,230 will vest in equal amounts of 410 on each of 1/22/2011, 1/22/2012 and 1/22/2013.

[10] Includes stock options for 92,828 shares held by executive officers and 38,516 held by directors, excluding Mr. Deutsch. Of the 38,516 stock options held by directors, 6,620 are exercisable at $7.55 per share, all of which are currently vested; 9,930 are exercisable at $9.06 per share, all of which are currently vested, 2,760 are exercisable at $7.70 per share, all of which are currently vested, 6,618 are exercisable at $9.06 per share, all of which are currently vested, 3,752 are exercisable at $11.11 per share, all of which are currently vested, 2,236 are exercisable at $15.38 per share, all of which vest in five equal installments beginning 12/21/2006, 4,400 are exercisable at $11.35 per share, all of which vest in five equal installments beginning 1/16/2008, 2,200 are exercisable at $6.10 per share, all of which vest in five equal installments beginning 1/22/2009.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Some of the directors and officers of the Company or the Bank and the business organizations with which they are associated, have been customers of, and have had banking transactions with, the Bank in the ordinary course of its business, and the Bank expects to have such banking transactions in the future. All loans and commitments to loan included in such transactions were made in substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness and, in the opinion of the Bank's management, these transactions do not involve more than a normal risk of collectibility or present other unfavorable features.

At June 30, 2010, officers and directors of the Company or the Bank, or companies in which they have 10% or more of beneficial interest, were indebted to the Bank in the aggregate amount of $2,712,600 in connection with the banking transactions referred to above. This amount represents approximately 2.2% of the Bank's outstanding gross loans as of such date. All such loans are currently in good standing and are being paid in accordance with their terms.

SUPERVISION AND REGULATION

The following discussion describes elements of the extensive regulatory framework applicable to the Company and the Bank. This regulatory framework is primarily designed for the protection of depositors, federal deposit insurance funds and the banking system as a whole, rather than specifically for the protection of shareholders. Due to the breadth of this regulatory framework, our costs of compliance continue to increase in order to monitor and satisfy these requirements.

To the extent that this section describes statutory and regulatory provisions, it is qualified by reference to those provisions. These statutes and regulations, as well as related policies, are subject to change by Congress, state legislatures and federal and state regulators. Changes in statutes, regulations or regulatory policies applicable to us, including interpretation or implementation thereof, could have a material effect on our business or operations.

Federal Bank Holding Company Regulation

General. The Company is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended ("BHCA"), and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. The Company must also file reports with and provide the Federal Reserve with such additional information as it may require. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares; (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the BHCA also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities, and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. We are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor the Bank may condition an extension of credit to a customer on either (i) a requirement that the customer obtain additional services provided by us; or (ii) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, the Company is expected to act as a source of financial and managerial strength to the Bank. This means that the Company is required to commit, as necessary, resources to support the Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

State Law Restrictions. As a Washington corporation, the Company is subject to certain limitations and restrictions under applicable Washington corporate law. For example, state law in Washington include limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records and minutes, and observance of certain corporate formalities.

Federal and State Regulation of Prime Pacific Bank

General. Prime Pacific Bank, as a national banking association, is subject to regulation and examination by the Office of the Comptroller of the Currency ("OCC"). The federal laws that apply to the Bank regulate, among other things, the scope of its business, its investments, its reserves against deposits, the timing of the availability of deposited funds and the nature, amount of, and collateral for loans. In addition, although the Bank is primarily regulated by the OCC, Washington law may affect certain activities of the Bank.

Community Reinvestment. The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, the OCC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. A bank's community reinvestment record is also considered by the applicable banking agencies in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are at least as stringent, as those prevailing at the time for comparable transactions with persons not covered above; and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, the imposition of a cease and desist order, and other regulatory sanctions.

Regulation of Management. Federal law (i) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; (ii) places restraints on lending by a bank to its executive officers, directors, principal shareholders and their related interests; and (iii) prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes certain non-capital safety and soundness standards upon banks. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Act") relaxed prior interstate branching restrictions under federal law by permitting nationwide interstate banking and branching under certain circumstances. Currently, bank holding companies may purchase banks in any state, and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area. Federal banking agency regulations prohibit banks from using their interstate branches primarily for deposit production and the federal banking agencies have implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Washington enacted "opting in" legislation in accordance with the Interstate Act, allowing banks to engage in interstate merger transactions, subject to certain "aging" requirements. Under Washington law, an out-of-state bank may, subject to Department of Financial Institutions' approval, open de novo branches in Washington or acquire an in-state branch so long as the home state of the out-of-state bank has reciprocal laws with respect to de novo branching or branch acquisitions. Once an out-of-state bank has acquired a bank within Washington, either through merger or acquisition of all or substantially all of the bank's assets or through authorized de novo branching, the out-of-state bank may open additional branches within the state.

Dividends

The principal source of the Company's cash is from dividends received from the Bank, which are subject to government regulation and limitations. Regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. The Financial Services Regulatory Relief Act of 2006 simplified dividend calculations for national banks. Generally, a national bank can pay dividends out of its undivided profits, except that the payment of dividends during any calendar year in excess of an amount equal to the sum of the total of the net income of the bank for that year and the retained net income of the bank for the preceding two years, less any required transfers, must be approved by the OCC. Additionally, under the terms of the Consent Order, the Bank may not pay cash dividends to its shareholder without the prior written consent of the OCC.

Capital Adequacy

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and term subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital. There have been some preliminary indications that the federal banking agencies may increase the various levels of required capital in light of the softening economy; however, no specific proposal has yet been forthcoming.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions as an early intervention.

Regulatory Oversight and Examination

The Federal Reserve conducts periodic inspections of bank holding companies, which are performed both onsite and offsite. The supervisory objectives of the inspection program are to ascertain whether the financial strength of the bank holding company is being maintained on an ongoing basis and to determine the effects or consequences of transactions between a holding company or its non-banking subsidiaries and its subsidiary banks. For holding companies under $10 billion in assets, the inspection type and frequency varies depending on asset size, complexity of the organization, and the holding company's rating at its last inspection.

Banks are subject to periodic examinations by their primary regulators, in the Bank's case, this is the OCC. Bank examinations have evolved from reliance on transaction testing in assessing a bank's condition to a risk-focused approach. These examinations are extensive and cover the entire breadth of operations of the bank. Generally, safety and soundness examinations occur on an 18-month cycle for banks under $500 million in total assets that are well capitalized and without regulatory issues, and 12-months otherwise. Examinations alternate between the federal and state bank regulatory agency or may occur on a combined schedule. The frequency of consumer compliance and CRA examinations is linked to the size of the institution and its compliance and CRA ratings at its most recent examinations. However, the examination authority of the OCC allows them to examine supervised banks as frequently as deemed necessary based on the condition of the bank or as a result of certain triggering events.

Anti-terrorism Legislation

USA Patriot Act of 2001. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, intended to combat terrorism, was renewed with certain amendments in 2006 (the "Patriot Act"). Certain provisions of the Patriot Act were made permanent and other sections were made subject to extended "sunset" provisions. The Patriot Act, in relevant part, (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (iii) requires financial institutions to establish an anti-money-laundering compliance program; and (iv) eliminates civil liability for persons who file suspicious activity reports. The Act also includes provisions providing the government with power to investigate terrorism, including expanded government access to bank account records. While the Patriot Act has had minimal effect on our record keeping and reporting expenses, we do not believe that the renewal and amendment will have a material adverse effect on our business or operations.

Financial Services Modernization

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repeals historical restrictions on preventing banks from affiliating with securities firms; (ii) provides a uniform framework for the activities of banks, savings institutions and their holding companies; (iii) broadens the activities that may be conducted by national banks and banking subsidiaries of bank holding companies; (iv) provides an enhanced framework for protecting the privacy of consumer information and requires notification to consumers of bank privacy policies; and (v) addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions. Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities.

Recent Legislation

Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Wall Street Reform and Consumer Protection Act was enacted in July 2010. The legislation constitutes sweeping financial regulatory reform. Among other provisions, the new legislation (i) creates a new Bureau of Consumer Financial Protection with broad powers to regulate consumer financial products such as credit cards and mortgages, (ii) creates a Financial Stability Oversight Council comprised of the heads of other regulatory agencies, (iii) will lead to new capital requirements from federal banking agencies, (iv) places new limits on electronic debt card interchange fees, (v) permanently raises the current standard maximum deposit insurance amount to $250,000, and (vi) will require the Securities and Exchange Commission and national stock exchanges to adopt significant new corporate governance and executive compensation reforms. It is too early to predict how this legislation will affect the business of the Company and the Bank. Past history has demonstrated that new legislation or changes to existing laws or regulations usually results in a greater compliance burden and therefore generally increases the cost of doing business.

Emergency Economic Stabilization Act of 2008. In response to the recent financial crisis, the United States government passed the Emergency Economic Stabilization Act of 2008 (the "EESA") on October 3, 2008, which provides the United States Department of the Treasury (the "Treasury") with broad authority to implement certain actions intended to help restore stability and liquidity to the U.S. financial markets.

Insurance of Deposit Accounts. The EESA included a provision for a temporary increase from $100,000 to $250,000 per depositor in deposit insurance effective October 3, 2008 through December 31, 2013. This increase was made permanent by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category.

Deposit Insurance Assessments. The FDIC imposes an assessment against institutions for deposit insurance. This assessment is based on the risk category of the institution and historically ranged from 5 to 43 basis points of the institution's deposits. In December, 2008, the FDIC adopted a rule that raises the current deposit insurance assessment rates uniformly for all institutions by 7 basis points (to a range from 12 to 50 basis points) for the first quarter of 2009. In February 2009, the FDIC adopted a final rule modifying the risk-based assessment system and setting initial base assessment rates beginning April 1, 2009, at 12 to 45 basis points. The rule also gives the FDIC the authority to, as necessary, implement emergency special assessments to maintain the deposit insurance fund.

On November 12, 2009, the FDIC approved a final rule requiring all FDIC-insured depository institutions to prepay estimated quarterly assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012. Due to the condition of the Bank at that time, the Bank was exempted from the prepayment requirement and continues to pay assessments on a quarterly basis.

Troubled Asset Relief Program. Pursuant to the EESA, the Treasury has the ability to purchase or insure up to $700 billion in troubled assets held by financial institutions under the Troubled Asset Relief Program ("TARP"). On October 14, 2008, the Treasury announced it would initially purchase equity stakes in financial institutions under a Capital Purchase Program (the "CPP") of up to $350 billion of the $700 billion authorized under the TARP legislation. The CPP provides direct equity investment of perpetual preferred stock by the Treasury in qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. After consideration, the Company elected not to participate in the CPP.

Temporary Liquidity Guarantee Program. In October 2008, the FDIC announced the Temporary Liquidity Guarantee Program, which has two components--the Debt Guarantee Program and the Transaction Account Guarantee Program. Under the Debt Guarantee Program, qualifying unsecured senior debt issued by a participating institution can be guaranteed by the FDIC. Under the Transaction Account Guarantee Program any participating depository institution is able to provide full deposit insurance coverage for non-interest bearing transaction accounts, regardless of the dollar amount. Under the program, effective November 14, 2008, insured depository institutions that have not opted out of the FDIC Temporary Liquidity Guarantee Program will be subject to a 0.10% surcharge applied to non-interest bearing transaction deposit account balances in excess of $250,000, which surcharge will be added to the institution's existing risk-based deposit insurance assessments. In addition, those institutions electing not to opt out after December 31, 2009 will be subject to a 0.20% surcharge applied to non-interest bearing transaction deposit account balances in excess of $250,000. The Bank opted to participate in both components of the FDIC Temporary Liquidity Guaranty Program.

Effects of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

DESCRIPTION OF CAPITAL STOCK

General

Our Amended and Restated Articles of Incorporation authorize us to issue up to 5,000,000 shares of common stock, no par value per share. There were 1,233,697 shares of common stock issued and outstanding at June 30, 2010. The shares do not represent or constitute deposit accounts and are not insured by the FDIC.

Common Stock

Articles of Incorporation and Bylaws

Shareholders' rights and related matters are governed by our Amended and Restated Articles of Incorporation, Bylaws and Washington law. Our Articles of Incorporation may be amended by the affirmative vote of a majority of our outstanding shares of common stock. Our Bylaws may be amended or supplements by the board of directors; however, no amendment of the Bylaws by the board of directors may alter or repeal any Bylaws adopted by the shareholders or not in conformity with the Amended and Restated Articles of Incorporation. The following is a summary of certain provisions of our Articles of Incorporation and Bylaws.

Voting Rights

Each share of common stock is entitled to one vote on all matters presented for a vote of the shareholders. Shareholders do not have the right to cumulate their votes with respect to the election of directors.

Dividends

Our shareholders are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purpose. Our ability to make dividend payments to our shareholders is subject to statutory and regulatory restrictions that apply to the Bank and the Company, including the Consent Order and the Written Agreement. See "DIVIDEND POLICY" and "SUPERVISION AND REGULATION –Dividends."

Preemptive Rights

Our Articles of Incorporation provide that holders of shares of common stock do not have any preemptive right (i.e. the right of first refusal to acquire shares offered by the Company) to acquire proportional amounts of unissued shares of the Company upon the decision of the board of directors to issue them.

Approval of Certain Transactions

Our Articles of Incorporation provide that the affirmative vote of nor less than two-thirds of the outstanding stock of the Company is required to authorize (a) a merger, share exchange or consolidation of the Company with, or (b) the sale, exchange or lease of all or substantially all of the assets of the Company to, any person or entity unless approval of such transaction is recommended by at least a majority of the entire board of directors. If any such transaction is recommended to the shareholders by at least a majority of the board of directors, then only a majority vote of shareholders is required.

Other Rights

Our shares of common stock have no liquidation rights or conversion rights, and our Articles of Incorporation contain no provisions regarding the redemption of the common stock, nor any sinking fund provisions.

Assessment

Shares of the Company's common stock are non-assessable.

Board of Directors

Our Articles of Incorporation and Bylaws provide that the number of directors must fall within a range of 5 and 15 persons, the exact number to be fixed by resolution of the board of directors. The board has set the current size of the board at 9 persons. Each director is appointed for a term of three years until his or her successor is appointed and qualified. The bylaws proved that the board will be divided into three classes, as nearly as equal in number as the then authorized number of directors constituting the whole board permits, with the term of one class expiring each year and with each director serving for a three year term from the year in which elected.

Indemnification and Limitation of Liability

Indemnification. Our Articles of Incorporation and Bylaws contain provisions for the indemnification of our officers and directors, and authorize us to pay reasonable expenses incurred by, or to satisfy a fine or judgment against, a current or former director or officer in connection with certain types of legal liability incurred by the individual while acting for the Company within the scope of his or her employment.

Our Articles of Incorporation provide that with certain exceptions (described below), the Company shall indemnify any person who is, or is threatened to be made, a party to any action, suit or proceeding , whether by the right of the corporation or its shareholders or by any other party, by reason of the fact that such person is or was a director, officer-director, or the outside director of a subsidiary, against judgments, penalties, fines, settlements, and reasonable expenses, including attorneys' fees, incurred in connection with such action, suit or proceeding unless the liabilities and expenses were on account of conduct finally adjudged (as defined in the Articles of Incorporation) to be egregious conduct (as defined in the Articles of Incorporation).

Our Articles of Incorporation provide two exceptions to the indemnification provisions described above. The Company will not be obligated to indemnify any person for expenses incurred to assert any claim against the corporation, except a claim to enforce indemnification rights, or any person related to or associated with the corporation. Additionally, if indemnification is sought with respect to an administrative proceeding or civil action instituted by a federal banking agency, indemnification and advancement of expenses is limited to the extent permitted under, and the manner prescribed by, applicable state or federal laws or formal policies.

Limitation of Liability. Our Articles of Incorporation contain provisions eliminating the personal liability of directors and director-officers to the Company or our shareholders for damages for monetary damages for conduct as a director or director-officer, unless the conduct is finally adjudged to have been egregious conduct (as defined in the Articles of Incorporation).

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Defensive Provisions in Articles and Bylaws

Our Articles of Incorporation contain a provision requiring the board of directors, when evaluating any acquisition bid for the Company, to give due consideration to all relevant factors, including the social and economic effects upon the Company's and the Bank's employees, customers, suppliers and other constituents and the communities in which the Company and the Bank do business. This provision permits the board of directors to determine that a proposed acquisition is not in the best interests of the Company or the Bank and to oppose the transaction on the basis of the specified relevant considerations.

As described above under "Board of Directors," our board of directors is divided into three classes of directors serving staggered terms. One class of directors is elected each year, and the directors so elected each serve a three year term. The use of a staggered board may make a change in control, or the removal of management, more difficult, as only a third of the members of the board of directors are elected in any given year.

Additionally, our bylaws provide that certain procedures must be complied with in order for a shareholder to propose a nominee for directors, to be considered by our nominating committee. These provisions contain time limits and informational requirements that must be complied with in order to make such nominations.

The provisions described above may be considered to have an anti-takeover effect and may delay, defer or prevent a tender offer or other takeover attempt that a shareholder might consider to be in such shareholder's best interest, including such an attempt as might result in the receipt of a premium over the market price for the shares of common stock held by such shareholder.

INDEPENDENT AUDITORS

The consolidated financial statements as of and for the years ending December 31, 2009 and 2008 of Prime Pacific Financial Services included in this Offering Circular, have been audited by Stovall, Grandey & Allen. L.L.P., independent auditors, as stated in their opinion.

CERTAIN LEGAL MATTERS

Graham & Dunn PC, Seattle, Washington, has advised the Company in connection with certain banking and securities law aspects of the offering. Graham & Dunn PC has advised the Company that when sold by the Company pursuant to the terms of the Offering Statement and after the Offering Statement has been qualified by the Securities and Exchange Commission, the shares will be legally issued under the laws of the State of Washington, fully paid and non-assessable.

INDEX TO FINANCIAL STATEMENTS


SGA
Stovall Grandey & Allen LLP

500 W. 7th Street
Suite 900
Fort Worth, Texas
76102-4702

Phone 817-632-2500
Fax 817-632-2598

www.sga-cpas.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
of Prime Pacific Financial Services, Inc.
Lynnwood, WA

We have audited the accompanying consolidated balance sheets of Prime Pacific Financial Services, Inc. and Subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Pacific Financial Services, Inc. and Subsidiaries as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The other financial information on pages 35-37 is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stovall, Grandey & Allen, LLP

STOVALL, GRANDEY & ALLEN, L.L.P.
Fort Worth, Texas
April 12, 2010

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008
(Dollars in Thousands)

	2009	2008
ASSETS		
Cash and due from banks - Note 2	$ 622	$ 2,010
Interest-bearing deposits at other financial institutions	9,957	5,511
Federal funds sold	1,000	12,215
Investment in unconsolidated subsidiary	155	155
Investment securities - Note 3	17,746	13,530
Loans - Note 4	124,586	141,750
Allowance for loan losses - Note 4	3,554	2,322
Net loans	121,032	139,428
Premises and equipment, net of accumulated depreciation - Note 5	9,872	9,565
Foreclosed real estate	4,922	914
Bank owned life insurance	1,217	1,175
Net deferred tax asset - Note 8	574	-
Accrued interest receivable	553	975
Other assets	1,125	356
Total Assets	$ 168,775	$ 185,834
LIABILITIES		
Deposits - Note 6	$ 152,648	$ 164,629
Advances from Federal Home Loan Bank - Note 13	-	1,500
Debentures payable - Note 7	5,155	5,155
Other liabilities:		
Accrued interest payable	446	634
Accrued expenses and other liabilities	429	319
Net deferred tax liability - Note 8	-	274
Total other liabilities	875	1,227
Total Liabilities	158,678	172,511
Commitments and contingencies - Notes 10, 11, 12, 13 and 14		
SHAREHOLDERS' EQUITY		
Common stock, no par value:		
Authorized - 5,000,000 shares		
Issued and outstanding - 1,233,697 and 1,267,900 shares at December 31, 2009 and 2008, respectively	9,439	9,581
Retained earnings	646	3,801
Accumulated other comprehensive income (loss), net of tax of $76 and $40 at December 31, 2009 and 2008, respectively - Note 20	12	(59)
Total Shareholders' Equity	10,097	13,323
Total Liabilities and Shareholders' Equity	$ 168,775	$ 185,834

The accompanying notes are an integral part of these financial statements.

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Dollars in Thousands, Except for Earnings (Loss) per Share)

	2009	2008
Interest income		
Interest and fees on loans	$ 8,625	$ 11,648
Interest on investment securities	748	449
Interest on federal funds sold and interest-bearing deposits with financial institutions	131	394
Other interest income	4	8
Total interest income	9,508	12,499
Interest expense		
On deposits	4,830	5,607
On borrowed funds	205	281
Total interest expense	5,035	5,888
Net interest income	4,473	6,611
Provision for loan losses - Note 4	3,886	1,086
Net interest income after provision for loan losses	587	5,525
Non-interest income		
Service charges on deposit accounts	68	82
Net gain on sales of investment securities	310	-
Net loss on sales of other real estate	(68)	-
Other	166	147
Total non-interest income	476	229
Non-interest expense		
Salaries and employee benefits	2,463	2,566
Occupancy	607	436
Data processing	301	256
Furniture, fixtures and equipment	202	164
Writedowns on other real estate	518	-
FDIC insurance assessments	568	97
Other	1,254	909
Total non-interest expense	5,913	4,428
Income (loss) before federal income taxes	(4,850)	1,326
Federal income tax (benefit) - Note 8	(1,695)	421
Net Income (Loss)	$ (3,155)	$ 905
Earnings (Loss) Per Share:		
Basic	$ (2.55)	$ 0.71
Diluted	(2.55)	0.70

The accompanying notes are an integral part of these financial statements.

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Dollars in Thousands)

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2008	1,266,361	$ 9,545	$ 2,896	$ 22	$ 12,463
Stock options exercised	5,039	39			39
Stock repurchased	(3,500)	(18)			(18)
Stock compensation expense		15			15
Net income for the year ended December 31, 2008			905		905
Unrealized loss in derivative interest rate swap				(136)	(136)
Unrealized gain on available-for-sale securities, net of tax of $29				55	55
Comprehensive income					824
Balance at December 31, 2008	1,267,900	9,581	3,801	(59)	13,323
Stock options exercised	20				-
Stock repurchased	(34,223)	(175)			(175)
Stock compensation expense		33			33
Net loss for the year ended December 31, 2009			(3,155)		(3,155)
Unrealized gain in derivative interest rate swap				1	1
Unrealized gain on available-for-sale securities, net of tax of $36				70	70
Comprehensive loss					(3,084)
Balance at December 31, 2009	1,233,697	$ 9,439	$ 646	$ 12	$ 10,097

The accompanying notes are an integral part of these financial statements.

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Dollars in Thousands)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (3,155)	$ 905
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	288	216
Provision for loan losses	3,886	1,086
Net amortizaton (accretion) on investment securities	189	(7)
Deferred income tax benefit	(884)	(47)
Stock compensation expense	33	15
Net gain on sales of investment securities	(310)	-
Net loss on sales of other real estate	68	-
Writedowns on other real estate	518	-
Earnings on bank owned life insurance	(42)	(45)
(Increase) decrease in interest receivable	422	(117)
Decrease in interest payable	(188)	(74)
Other, net	(658)	(17)
Total adjustments	3,322	1,010
Net Cash Provided by Operating Activities	167	1,915
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net increase in interest-bearing deposits in other financial institutions	(4,446)	(356)
Net (increase) decrease in federal funds sold	11,215	(2,760)
Purchases of investment securities:		
Available-for-sale	(24,620)	(11,131)
Proceeds from sales of investment securities:		
Available-for-sale	15,146	-
Proceeds from maturities and calls of investment securities:		
Available-for-sale	950	3,050
Held-to-maturity	120	-
Proceeds from principal payments on investment securities:		
Available-for-sale	4,480	677
Purchases of Federal Home Loan Bank and Federal Reserve Bank stocks	(65)	(140)
(Increase) decrease in loans made to customers, net of principal collections	5,919	(8,213)
Purchases of premises and equipment	(595)	(5,425)
Proceeds from sales of other real estate	3,997	233
Net Cash Provided (Used) by Investing Activities	$ 12,101	$ (24,065)

The accompanying notes are an integral part of these financial statements.

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Dollars in Thousands)

	2009	2008
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase (decrease) in deposits	$ (11,981)	$ 20,814
Proceeds from FHLB advances	-	1,500
Repayment of FHLB advances	(1,500)	-
Proceeds from stock options exercised	-	39
Repurchases of stock	(175)	(18)
Net Cash Provided (Used) by Financing Activities	(13,656)	22,335
Net increase (decrease) in cash and cash equivalents	(1,388)	185
Cash and cash equivalents at beginning of year	2,010	1,825
Cash and cash equivalents at end of year	$ 622	$ 2,010
SUPPLEMENTAL SCHEDULE OF OPERATING AND INVESTING ACTIVITIES:		
Interest paid	$ 5,223	$ 5,975
Federal income taxes paid	-	524
Federal income tax refunds received	181	-
Other real estate acquired through loan foreclosure	8,591	914

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 1 Summary of Significant Accounting Policies

Prime Pacific Financial Services, Inc. owns 100% of Prime Pacific Bank, N.A. (Bank) and Prime Pacific Premises, Inc. (Premises). Premises was formed on January 24, 2007 for the purpose of holding current branch real estate and real estate to be used for future facilities of the Bank.

Prime Pacific Financial Services, Inc. owns 100% of Prime Pacific Capital Trust I (Trust), which was formed July 31, 2007. Trust was formed to facilitate the acquisition of long-term funding.

The consolidated financial statements include the accounts of Prime Pacific Financial Services, Inc. (the Corporation) and its wholly owned subsidiaries, Prime Pacific Bank, N.A. and Prime Pacific Premises, Inc. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. All significant intercompany transactions and balances have been eliminated upon consolidation. All dollar amounts, except per share information are stated in thousands.

The Corporation determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity under accounting principles generally accepted in the United States of America. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Corporation consolidates voting interest entities in which it has all the voting interest. As defined in applicable accounting standards, variable interest entities (VIEs) are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in an entity is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Corporation's wholly owned subsidiary, Prime Pacific Capital Trust I is a VIE for which the Corporation is not the primary beneficiary. Accordingly, the accounts of this entity are not included in the Corporation's consolidated financial statements.

Nature of Operations

The Bank operates four branches located in Lynnwood, Kenmore and Mill Creek, Washington (located in Snohomish and King Counties in Western Washington). The Bank provides loan and deposit services to customers, who are predominately small- and middle-market businesses and individuals in western Washington.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 Summary of Significant Accounting Policies, continued

Estimates, continued

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

Cash and Cash Equivalents and Cash Flows

For the purpose of presentation in the Statements of Cash Flows, the Corporation considers all amounts included in the balance sheet under cash and due from banks as cash and cash equivalents. Interest-bearing deposits at other financial institutions, federal funds sold, cash flows from loans and deposits are reported as net increases or decreases.

Investment Securities

The Corporation accounts for investment securities according to authoritative guidance issued by the FASB. Under the FASB authoritative guidance, debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at amortized cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity or call date, whichever is applicable, for U.S. Government agencies and obligations of states and political subdivisions. The amortization of premiums and accretion of discounts are recognized on mortgage-backed securities based on the pro rata portion of principal paydowns received.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Such securities may be sold to implement the Corporation's asset/liability management strategies and in response to changes in interest rates and similar forces. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on securities available-for-sale are included in other income and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on sales of securities are determined on the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their amortized cost that are other than temporary result in writedowns of the individual securities to their fair value. The related writedowns are included in earnings as realized losses. In estimating other-than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Note 1 Summary of Significant Accounting Policies, continued

Loans

Loans are stated at the principal amount outstanding less the allowance for loan losses. Interest income on loans is recognized based upon the principal amounts outstanding. Generally the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status or principal is paid in full. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Past due status is determined based on contractual terms.

Allowance for Loan Losses

The allowance for loan losses is comprised of amounts charged against income in the form of the provision for loan losses, less charged-off loans, net of recoveries. When available information confirms that specific loans or portions thereof are uncollectible, identified amounts are charged against the allowance for loan losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not demonstrated the ability or intent to bring the loan current; the Corporation has no recourse to the borrower or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement. Subsequent recoveries, if any, are credited to the allowance for loan losses.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Note 1 Summary of Significant Accounting Policies, continued

Allowance for Loan Losses, continued

In accordance with authoritative guidance issued by the FASB, a loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loans' obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogenous loans, such as residential mortgage loans and consumer loans, may be collectively evaluated for impairment; accordingly, the Corporation may not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are subject to a restructuring agreement.

Periodically, regulatory agencies review the Corporation's allowance for loan losses as an integral part of their examination process, and may require the Corporation to make additions to the allowance based on their judgment about information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method based upon the estimated useful lives of the assets. Asset lives range from three to thirty-nine years. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less.

Maintenance and repairs are charged to operating expenses. Renewals and betterments are added to the asset accounts and depreciated over the periods benefited. Depreciable assets sold or retired are removed from the asset and related accumulated depreciation accounts and any gain or loss is reflected in the income and expense accounts. These assets are reviewed for impairment when events indicate their carrying value may not be recoverable. If management determines an impairment exists, the asset is reduced with an offsetting charge to expense.

Foreclosed Real Estate

Foreclosed real estate is foreclosed property held pending disposition and is initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. At foreclosure, if the fair value of the real estate acquired less estimated selling costs is less than the Corporation's recorded investment in the related loan, a writedown is recognized through a charge to the allowance for loan losses. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent writedowns are recorded as a charge to income, if necessary, to reduce the carrying value of the property to its fair value less estimated selling costs. Sales of foreclosed real estate are accounted for according to authoritative guidance issued by the FASB.

Note 1 Summary of Significant Accounting Policies, continued

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Federal Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax and financial reporting of the allowance for loan losses, deferred loan fees, interest on nonaccrual loans and accumulated depreciation and amortization.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Corporation, the Bank and Premises join in filing consolidated federal income tax returns. Taxes are paid by the Bank and Premises to the Corporation based on each entity's separate taxable income.

The Companies maintain their records for financial reporting and income tax reporting on the accrual basis of accounting.

Stock-Based Compensation

The Corporation has two stock-based compensation plans which are more fully described in Note 15. The Corporation has adopted authoritative guidance issued by the FASB regarding accounting for stock compensation expense. As a result of adopting the FASB authoritative guidance, the Corporation's net income before and after income taxes are $33,000 and $15,000 lower for the years ended December 31, 2009 and 2008, respectively.

Note 1 Summary of Significant Accounting Policies, continued

Fair Values of Financial Instruments

The authoritative guidance issued by the FASB requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. The FASB authoritative guidance excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and due from banks: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Interest-bearing deposits: Fair values for interest-bearing deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such interest-bearing deposits.

Federal funds sold: The carrying amounts reported in the balance sheet for federal funds sold approximate their fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The carrying amount of accrued interest receivable approximates its fair value.

Bank owned life insurance: The carrying amount of bank owned life insurance approximates its fair value.

Note 1 Summary of Significant Accounting Policies, continued

Fair Values of Financial Instruments, continued

Deposits: The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and savings accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates its fair value.

Advances from Federal Home Loan Bank: The fair value is estimated using a discounted cash flow analyses based on the current incremental borrowing rates for similar types of borrowing arrangements.

Junior subordinated deferrable interest debentures: The fair value is estimated based on the quoted market prices of these instruments.

Comprehensive Income

The Corporation has adopted authoritative guidance issued by the FASB. The FASB authoritative guidance establishes standards for reporting and display of comprehensive income and its components. The Corporation reports comprehensive income in the statement of changes in shareholders' equity.

Reclassifications

Certain accounts have been reclassified in the financial statements of 2008 to conform to the 2009 presentation.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs in the amount of $26,000 and $67,000 were expensed during 2009 and 2008, respectively.

Subsequent Events

The Corporation has evaluated subsequent events from December 31, 2009 through April 12, 2010, the date the financial statements were available to be issued. The Corporation did not note any subsequent events requiring disclosure or adjustment to these consolidated financial statements.

New Accounting Standards

Effective July 1, 2009, the FASB established the Codification as the source of authoritative GAAP for companies to use in the preparation of financial statements. The guidance contained in the Codification supersedes all existing non-SEC accounting and reporting standards. The Corporation adopted the Codification, as required, for the year ending December 31, 2009.

Note 2 Restriction on Cash and Due From Banks

The Corporation is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank based on a percentage of certain deposits. The required reserve at December 31, 2009 was $271,000.

Note 3 Investment Securities

The amortized cost and fair values of investment securities at December 31, 2009 and 2008 are as follows:

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:				
U.S. Government agency mortgage-backed securities	$ 14,350	$ 185	$ (9)	$ 14,526
Obligations of states and political subdivisions	1,668	47	-	1,715
Other	579	-	-	579
Total available-for-sale securities	16,597	232	(9)	16,820
Held-to-maturity:				
Obligations of states and political subdivisions	926	39	-	965
Total held-to-maturity securities	926	39	-	965
Total investment securities	$ 17,523	$ 271	$ (9)	$ 17,785

The balance sheet as of December 31, 2009 reflects the amortized cost of held-to-maturity securities, $926,000, and the fair value of available-for-sale securities, $16,820,000, for a total of $17,746,000. A net unrealized gain of $223,000 is in the available-for-sale investment securities balance. The unrealized gain, net of tax, is included in shareholders' equity.

Note 3 Investment Securities, continued

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:				
U.S. Government agencies and corporations	$ 2,146	$ 45	$ -	$ 2,191
U.S. Government agency mortgage-backed securities	8,002	96	(5)	8,093
Obligations of states and political subdivisions	1,700	11	(30)	1,681
Other	513	-	-	513
Total available-for-sale securities	12,361	152	(35)	12,478
Held-to-maturity:				
Obligations of states and political subdivisions	1,052	8	(5)	1,055
Total held-to-maturity securities	1,052	8	(5)	1,055
Total investment securities	$ 13,413	$ 160	$ (40)	$ 13,533

The balance sheet as of December 31, 2008 reflects the amortized cost of held-to-maturity securities, $1,052,000, and the fair value of available-for-sale securities, $12,478,000, for a total of $13,530,000. A net unrealized gain of $117,000 is in the available-for-sale investment securities balance. The unrealized gain, net of tax, is included in shareholders' equity.

The amortized cost and fair value of debt securities at December 31, 2009 by contractual maturity are shown below. Expected maturities will differ from contractual maturities as issues of certain debt securities have the right to call or prepay obligations without penalties. Mortgage-backed securities and other equity securities are shown separately, since they are not due on any single maturity date.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts maturing:				
After one year through five years	$ 138	$ 146	$ 533	$ 548
After five years through ten years	557	576	199	216
After ten years	973	993	194	201
	1,668	1,715	926	965
Mortgage-backed securities	14,350	14,526	-	-
Other	579	579	-	-
Totals	$ 16,597	$ 16,820	$ 926	$ 965

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 3 Investment Securities, continued

Investment securities with carrying values of $653,000 and $1,441,000 at December 31, 2009 and 2008, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

During 2009, the Corporation received proceeds totaling $15,146,000 from the sales of investment securities which resulted in gross realized gains of $320,000 and gross realized losses of $10,000. There were no sales of investment securities during 2008.

At December 31, 2009 and 2008, the Corporation had $212,000 and $182,000, respectively, recorded as available-for-sale investment securities that represent stock in the Federal Home Loan Bank (FHLB). As a member of the FHLB system, the Corporation is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 4.5% of advances from the FHLB. The recorded amount of FHLB stock equals its fair value because the shares can only be redeemed by the FHLB at the $100 per share par value. At December 31, 2009 and 2008, the Corporation had $367,000 and $331,000, respectively, recorded as available-for-sale investment securities that represent stock in the Federal Reserve Bank (Fed). The Corporation is required to own Fed stock in an amount based on the Bank's capital. The recorded amount of the Fed stock equals its fair value because the shares can only be redeemed by the Fed at their par value. As a result, these stocks are classified as restricted investment securities, carried at cost and evaluated annually for impairment. During 2009 and 2008, no impairment loss was recorded.

Information pertaining to securities with gross unrealized losses at December 31, 2009 and 2008, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2009:						
Federal agencies	$ 1,249	$ (9)	$ -	$ -	$ 1,249	$ (9)
Municipals	-	-	-	-	-	-
Total	$ 1,249	$ (9)	$ -	$ -	$ 1,249	$ (9)
December 31, 2008:						
Federal agencies	$ 1,402	$ (5)	$ -	$ -	$ 1,402	$ (5)
Municipals	1,259	(14)	389	(21)	1,648	(35)
Total	$ 2,661	$ (19)	$ 389	$ (21)	$ 3,050	$ (40)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 3 Investment Securities, continued

At December 31, 2009, the two debt securities with unrealized losses have depreciated less than 1% from the Corporation's amortized cost basis. Most of these securities are either issued by quasi government agencies or have insurance backing. These unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other-than-temporary.

Note 4 Loans and Allowance for Loan Losses

An analysis of loan categories at December 31, 2009 and 2008 is as follows:

	2009	2008
Commercial, farm and industrial loans	$ 18,985	$ 22,997
Real estate loans:		
Commercial	50,208	44,734
Residential 1-4 family	35,560	40,043
Construction	17,595	31,264
Consumer loans	2,236	2,708
Overdrafts	2	4
	124,586	141,750
Less: Allowance for loan losses	3,554	2,322
Loans, net	$ 121,032	$ 139,428

Transactions in the allowance for loan losses are summarized as follows:

	2009	2008
Balance, beginning of year	$ 2,322	$ 1,930
Provision, charged to income	3,886	1,086
	6,208	3,016
Loans charged-off	(2,662)	(912)
Recoveries of loans previously charged-off	8	218
Net	(2,654)	(694)
Balance, end of year	$ 3,554	$ 2,322

At December 31, 2009 and 2008, the total recorded investment in loans on non-accrual amounted to $14,970,000 and $3,600,000, respectively. At December 31, 2009, there were no loans past due ninety days or more and still accruing interest. At December 31, 2008, there were loans past due ninety days or more and still accruing interest in the amount of $3,395,000.

Note 4 Loans and Allowance for Loan Losses, continued

At December 31, 2009 and 2008, the recorded investment in impaired loans, as defined in authoritative guidance issued by the FASB, is as follows:

	2009	2008
Balance of impaired loans with no allocated allowance	$ 11,060	$ -
Balance of impaired loans with an allocated allowance	5,849	3,600
Total recorded investment in impaired loans	$ 16,909	$ 3,600
Amount of the allowance allocated to impaired loans	$ 1,289	$ 388

The average recorded investment in impaired loans amounted to $10,253,000 and $1,879,000 for the years ended December 31, 2009 and 2008, respectively. No interest income was recognized on these loans during 2009 and 2008. The Corporation has no commitments to loan additional funds to borrowers whose loans have been classified as impaired.

The Corporation grants commercial, consumer and real estate loans to customers within Western Washington State. A substantial portion of its debtors' ability to honor their contracts is dependent upon the commercial and real estate economic sectors in that geographic area.

Note 5 Premises and Equipment

The investment in premises and equipment at December 31, 2009 and 2008, is as follows:

	2009	2008
Land	$ 4,506	$ 3,220
Buildings and improvements	4,091	5,291
Leasehold improvements	1,402	1,105
Furniture, fixtures and equipment	1,592	1,281
Construction in process	-	99
	11,591	10,996
Less accumulated depreciation and amortization	1,719	1,431
Premises and equipment, net	$ 9,872	$ 9,565

Depreciation and amortization on premises and equipment charged to expense totaled $288,000 and $216,000 for the years ended December 31, 2009 and 2008, respectively.

The Corporation leases its original Lynnwood office building and the land where its Mill Creek branch facility is located under operating leases expiring in 2025 and 2027, respectively. Rental expense for the years ended December 31, 2009 and 2008 was $203,000 and $196,000, respectively, which is included in occupancy expense.

Note 5 Premises and Equipment, continued

Minimum net rental commitments under noncancelable leases having an original or remaining term of more than one year for future years ending December 31 are as follows:

2010	$ 196
2011	199
2012	211
2013	219
2014	222
Thereafter	2,945
	$ 3,992

Note 6 Deposits

The carrying amounts of deposits at December 31, 2009 and 2008 are as follows:

	2009	2008
Demand	$ 6,612	$ 8,050
Interest-bearing transaction accounts	28,323	16,085
Savings	5,474	6,349
Time deposits less than $100,000	47,338	55,152
Time deposits $100,000 and over	64,901	78,993
Total deposits	$ 152,648	$ 164,629

Maturities of time deposits for each of the next five years are:

2010	$ 101,186
2011	8,966
2012	2,087
2013	-
2014	-
	$ 112,239

Included in deposits at December 31, 2009 and 2008 are institutional deposits obtained from institutions outside of the Corporation's primary market area, public deposits obtained from within the Corporation's primary market area and brokered deposits as follows:

	2009	2008
Institutional deposits	$ 7,681	$ 12,677
Public deposits	1,629	13,122
Brokered deposits	9,173	21,259

Note 7 Debentures Payable

On July 31, 2007, Prime Pacific Financial Services, Inc. issued $5,155,000 Floating Rate Junior Subordinated Deferrable Interest Debentures due October 6, 2037 to Prime Pacific Capital Trust I ("Trust"). The trust is considered a variable interest entity for which the Corporation is not the primary beneficiary. Accordingly, the accounts of the trust are not included in the Corporation's consolidated financial statements. See Note 1 – Summary of Significant Accounting Policies for additional information about the Corporation's consolidation policy. Details of the Corporation's transactions with this trust are presented below.

On July 31, 2007, Trust issued 5,000 Floating Rate Capital Securities with each Security having a liquidation amount of $1,000 (total of $5,000,000). The securities represent preferred beneficial interests in the assets of the trust. The trust preferred securities will mature on October 6, 2037 and are redeemable with the approval of the Federal Reserve Board in whole or in part at the option of the Corporation at any time after October 6, 2012, and in whole at any time upon the occurrence of certain events affecting their tax or regulatory capital treatment. Interest is charged at a rate of LIBOR plus 1.43%. At December 31, 2009, the interest rate was 1.71406%. Refer to Note 21 for information regarding the interest rate swap contract that the Corporation entered into during 2008. Interest is payable quarterly, beginning October 6, 2007. Trust also issued 155 Common Securities with each Security having a liquidation amount of $1,000 (total of $155,000). These Common Securities were issued to Prime Pacific Financial Services, Inc. The proceeds of the offering of trust preferred securities and common equity securities were used to purchase $5,155,000 of Floating Rate Junior Subordinated Deferrable Interest Debentures, which have terms substantially similar to the trust preferred securities. There are no principal payments due on these debentures during the next five years.

The Corporation exercised its right under the terms of the Debenture agreement to defer payment of interest beginning with the October 2009 interest payment.

Despite the fact that the accounts of the Trust are not included in the Corporation's consolidated financial statements, the $5,000,000 in trust preferred securities issued by this trust subsidiary are included in the regulatory capital calculations of the Corporation as allowed by the Federal Reserve Board. In February 2005, the Federal Reserve Board issued a final rule that allows the continued inclusion of trust preferred securities in the Tier 1 capital of bank holding companies. The Board's final rule limits the aggregate amount of restricted core capital elements (which includes trust preferred securities, among other things) that may be included in the Tier 1 capital of most bank holding companies to 25% of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability.

Note 8 Federal Income Taxes

The components of the federal income tax (benefit) for December 31, 2009 and 2008 were as follows:

	2009	2008
Current (benefit)	$ (811)	$ 468
Deferred benefit	(884)	(47)
Total income tax (benefit)	$ (1,695)	$ 421

The principal factors causing a variation from the statutory tax rate are as follows:

	2009	2008
Federal income tax (benefit) at statutory rate of 34%	$ (1,650)	$ 451
Effect of tax-exempt interest	(49)	(29)
Bank owned life insurance income	(14)	(15)
Other	18	14
Federal income tax (benefit)	$ (1,695)	$ 421

The net deferred tax asset (liability) at December 31, 2009 and 2008 is comprised of the following temporary differences and carryforward items:

	2009	2008
Deferred Tax Asset:		
Allowance for loan losses	$ 964	$ 674
Nonaccrual interest	230	-
Other	1	1
Total Deferred Tax Asset	1,195	675
Deferred Tax Liability:		
Deferred loan fees	(490)	(717)
Depreciation and amortization	(52)	(26)
Accrual to cash	-	(163)
Unrealized gain on available-for-sale securities	(76)	(40)
Federal Home Loan Bank stock dividends	(3)	(3)
Total Deferred Tax Liability	(621)	(949)
Net Deferred Tax Asset (Liability)	$ 574	$ (274)

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 9 Related Party Transactions

During 2009 and 2008, the Corporation had transactions made in the ordinary course of business with certain of its officers, directors and principal shareholders. All loans included in such transactions were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

A summary of these transactions follows:

	Balance Beginning of Year	Additions	Amounts Collected	Balance End of Year
For the year ended:				
December 31, 2009	$ 2,871	$ 419	$ (866)	$ 2,424
December 31, 2008	$ 2,666	$ 679	$ (474)	$ 2,871

At December 31, 2009, the Corporation held deposits for related parties totaling $2,101,000.

Note 10 Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not reflected in the financial statements. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Corporation uses the same credit policies in making such commitments as it does for instruments that are included in the balance sheets.

Financial instruments whose contract amount represents credit risk were as follows:

	2009	2008
Commitments to extend credit	$ 5,787	$ 10,826
Standby letters of credit	160	80

Note 10 Financial Instruments with Off-Balance-Sheet Risk, continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation's experience has been that approximately 50% of loan commitments are drawn upon by customers. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Corporation has not been required to perform on any financial guarantees during the past two years. The Corporation has not incurred any losses on its commitments in either 2009 or 2008.

Note 11 Compensated Absences

Employees of the Corporation are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Corporation's policy is to recognize the costs of compensated absences when actually paid to employees.

Note 12 Commitments and Contingent Liabilities

The Corporation is subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Corporation.

The Corporation participates in the Washington State Public Depository program. Prior to February 2009, financial institutions that participated in this program were part of the collateral pool that was established to protect public deposits. As a participating corporation, the Corporation was responsible for its pro rata share of restoring the public deposit funds for any uninsured public deposits held in a failed financial institution.

In February 2009, new standards were adopted which require institutions to collateralize uninsured public deposits at 100 percent. At December 31, 2009, the Corporation had pledged investment securities with carrying values of $653,000 to secure public deposits. Refer to Note 3 for additional information.

Note 13 Line of Credit

The Corporation has a line of credit with the Federal Home Loan Bank of Seattle totaling 20% of assets, subject to acceptable collateral requirements. At December 31, 2009, the Corporation had $16,212,000 available to borrow on this line of credit. At December 31, 2009, there were no outstanding borrowings on this line of credit. At December 31, 2008, there were outstanding borrowings on this line of credit totaling $1,500,000. Interest rates were assessed at fixed rates ranging from .95% to 3.00%. All borrowings outstanding at December 31, 2008 were repaid during 2009.

Note 14 Concentration of Credit Risk

The Corporation maintains its cash accounts with several correspondent banks. Generally, accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per bank. In addition, banks had the option to increase the FDIC insurance coverage temporarily to 100% for noninterest-bearing checking accounts. As a result of this increased coverage, there were no uninsured deposits at December 31, 2009. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management regularly evaluates the credit risk associated with the counterparties to these transactions and believes that the Corporation is not exposed to any significant credit risks on cash and cash equivalents.

Most of the Corporation's business activity is with customers located in the state of Washington. Concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Loans are generally limited, by federal banking regulations, to 15% of the Bank's shareholder's equity, plus the allowance for loan losses, excluding accumulated other comprehensive income (loss). Based on regulatory requirements, the Bank currently meets the requirements that allow them to make loans up to 20% of capital with certain restrictions. The Bank generally does not extend credit in excess of $3,190,000 to any single borrower or group of borrowers.

Note 15 Stock Options

The Corporation has two share-based compensation plans which are described below. The compensation cost that has been charged against income for those plans was $33,000 and $15,000 for the years ended December 31, 2009 and 2008, respectively. No income tax expense was recognized for share-based compensation arrangements for the years ended December 31, 2009 and 2008.

Under the Corporation's two Stock Option Plans, the Corporation may grant both incentive and non-qualified options for up to 264,801 shares of its common stock to certain key employees and directors. As of December 31, 2009, there were 21,649 incentive options and 7,057 non-qualified options available for granting. The exercise price of each option equals the fair value of the Corporation's common stock on the date of grant. The options under the Plans are exercisable for ten years from the date of grant. Prior to January 1, 2006, all options vested immediately. Beginning in 2006, options are 20% vested immediately upon grant and vest ratably on January 1 for the next four years.

Note 15 Stock Options, continued

Beginning January 1, 2006, the Corporation began accounting for stock-based awards to employees and directors using the fair value method, in accordance with authoritative guidance issued by the FASB. The Corporation currently uses the Black-Scholes valuation model to estimate the fair value of stock option awards. The following assumptions are used in the Black-Scholes model: expected volatility, expected dividends, expected term and risk-free rate. Expected volatilities are based on the historical volatility of the Corporation's stock and other factors. The Corporation uses historical data to estimate option exercise and employee termination within the model. The expected term of options granted is determined from the output of the option valuation model and management's experience and represent the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions are determined at the date of grant and are not subsequently adjusted for actual.

	2009	2008
Expected volatility	18.95%	15.30%
Weighted-average volatility	18.95%	15.30%
Expected dividends	0%	0%
Expected term (in years)	7.5 yrs	7.5 yrs
Risk-free rate	2.12%	3.39%

A summary of option activity under the Plans as of December 31, 2009 and 2008, and changes during the year then ended, are presented below.

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding at January 1, 2008	139,707	$ 9.46	
Granted	18,625	11.35	
Exercised	(5,039)	7.80	
Forfeited or expired	(2,104)	10.74	
Outstanding at December 31, 2008	151,189	$ 9.73	5.58
Vested or expected to vest at December 31, 2008	151,189	$ 9.73	5.58
Exercisable at December 31, 2008	130,692	$ 9.29	5.09
Outstanding at January 1, 2009	151,189	$ 9.73	
Granted	12,175	6.10	
Exercised	(20)	6.10	
Forfeited or expired	(14,663)	8.79	
Outstanding at December 31, 2009	148,681	$ 9.52	5.03
Vested or expected to vest at December 31, 2009	148,681	$ 9.52	5.03
Exercisable at December 31, 2009	125,131	$ 9.45	4.42

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 15 Stock Options, continued

The weighted-average grant-date fair value of options granted during the year 2009 was $1.66. The fair value of nonvested shares is determined based on the trading price of the Corporation's shares on the grant date. The weighted-average exercise price of shares granted during the year 2009 was $6.10. The proceeds from options exercised were less than $1,000 in 2009 and $39,000 in 2008.

A summary of the status of the Corporation's nonvested shares as of December 31, 2009, and changes during the year then ended, are presented below:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2009	20,497	$ 3.81
Granted	12,175	1.66
Vested	(8,062)	3.23
Forfeited	(1,060)	3.25
Nonvested at December 31, 2009	23,550	$ 2.95

As of December 31, 2009, there was $57,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 3.1 years.

Note 16 Profit-Sharing Plan

The Corporation's defined contribution profit-sharing plan covers substantially all employees who are age 21 and older and who have completed one quarter of service. Generally, employees are eligible to defer up to the maximum amount allowed by the IRS of their gross compensation, with employer contributions to the plan made at the discretion of the board of directors. The Corporation made contributions totaling $56,000 and $54,000 for the years ended December 31, 2009 and 2008, respectively.

Note 17 Restriction on Dividends

In the ordinary course of business, the Corporation is dependent upon dividends from Prime Pacific Bank, N.A. to provide funds for the payment of dividends to shareholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of Prime Pacific Bank, N.A. to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years. At December 31, 2009, Prime Pacific Bank, N.A. could not pay dividends to the Corporation without prior regulatory approval.

Note 18 Regulatory Matters

Banks are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulations), and Tier 1 capital to adjusted total assets (as defined).

Under the capital adequacy guidelines on the regulatory framework for prompt corrective action (as set forth in the table below), the Bank met the criteria to be considered well capitalized as of December 31, 2009. While the Bank continues to remain "well capitalized" under standard bank regulatory guidelines as shown in the table below, the high level of non-performing assets and the written agreement entered into with the Office of the Comptroller of the Currency require the Bank to maintain its Tier 1 Capital (to Adjusted Total Assets) ratio at 9% and its Total Risk-based Capital ratio at 12%. As shown below at December 31, 2009, the Bank's Total Risk-based capital of 13.23% exceeded the required 12%, but the Tier 1 Capital ratio of 8.61% is below the required 9%.

The Bank's actual and required capital amounts and ratios are as follows:

	Actual		Minimum Required for Capital Adequacy Purposes		Required to be Well Capitalized under the Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009:						
Total Risk-based Capital (to Risk-weighted Assets)	$ 17,184	13.23%	$ 10,391	8.00%	$ 12,989	10.00%
Tier 1 Capital (to Risk-weighted Assets)	$ 15,537	11.96%	$ 5,196	4.00%	$ 7,793	6.00%
Tier 1 Capital (to Adjusted Total Assets)	$ 15,537	8.61%	$ 7,216	4.00%	$ 9,021	5.00%
As of December 31, 2008:						
Total Risk-based Capital (to Risk-weighted Assets)	$ 18,925	13.36%	$ 11,331	8.00%	$ 14,164	10.00%
Tier 1 Capital (to Risk-weighted Assets)	$ 17,148	12.11%	$ 5,666	4.00%	$ 8,499	6.00%
Tier 1 Capital (to Adjusted Total Assets)	$ 17,148	9.76%	$ 7,026	4.00%	$ 8,782	5.00%

Note 18 Regulatory Matters, continued

On August 31, 2009, the Bank entered into a Written Agreement with the Comptroller of the Currency. The Written Agreement requires the Bank to take certain actions to strengthen board oversight, strengthen credit risk management, reduce loan concentrations, improve asset quality, review and revise methodology for the allowance for loan losses and maintain specified capital levels over various established timelines.

On December 30, 2009, the Corporation entered into a Written Agreement with the Federal Reserve Bank of San Francisco. The Written Agreement places restrictions on the Corporation regarding payment of dividends, payment of interest and principal payments on debentures and trust preferred securities, incurring new debt and redemption of stock without prior approval of the Federal Reserve Bank.

Note 19 Fair Values of Financial Instruments

The estimated fair values of the Corporation's financial instruments are as follows:

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 622	$ 622	$ 2,010	$ 2,010
Interest-bearing deposits	9,957	9,957	5,511	5,511
Federal funds sold	1,000	1,000	12,215	12,215
Investment securities	17,746	17,785	13,530	13,533
Loans, net of allowance	121,032	122,252	139,428	140,650
Bank owned life insurance	1,217	1,217	1,175	1,175
Interest receivable	553	553	975	975
Financial liabilities:				
Deposits	152,648	149,902	164,629	164,936
Advances from FHLB	-	-	1,500	1,507
Debentures payable	5,155	5,155	5,155	5,155
Interest payable	446	446	634	634

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions.

Note 20 Accumulated Other Comprehensive Income (Loss)

Other comprehensive income (loss) and related changes for the years ended December 31, 2009 and 2008 are reported in the Statements of Changes in Shareholders' Equity. The components of accumulated other comprehensive income (loss) for December 31, 2009 and 2008 are as follows:

	2009	2008
Net unrealized loss in derivative interest rate swap	$ (135)	$ (136)
Net unrealized gains on securities available-for-sale	147	77
Total accumulated other comprehensive income (loss)	$ 12	$ (59)

Note 21 Derivative Financial Instruments

The fair value of derivative positions outstanding is included in accrued interest receivable and other liabilities in the accompanying consolidated balance sheets and in the net change in each of these financial statement line items in the accompanying consolidated statements of cash flows.

Interest Rate Derivatives: The Corporation entered into an interest rate swap contract on March 4, 2008 with a total notional amount of $2,500,000. The interest rate swap contract was designated as a hedging instrument in cash flow hedges with the objective of protecting the overall cash flows from the Corporation's debentures payable through October 9, 2012. This interest rate swap contract provides for a fixed interest rate of 4.89% through its expiration date on October 9, 2012. The interest rate swap was entered into at the current market rate on the transaction date. Accordingly, no premium was paid or received in connection with the swap.

Note 22 Fair Value Measurements

Effective January 1, 2008, the Corporation adopted new authoritative guidance issued by the FASB regarding fair value measurements for financial assets and financial liabilities. In accordance with this guidance, the Corporation delayed the application for fair value measurements of nonfinancial assets and nonfinancial liabilities until January 1, 2009. The new authoritative guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.

The authoritative guidance issued by the FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

Note 22 Fair Value Measurements, continued

The authoritative guidance issued by the FASB requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the authoritative guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2 Inputs* – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- *Level 3 Inputs* – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Corporation's financial assets and financial liabilities carried at fair value effective January 1, 2008.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Corporation's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Corporation's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Corporation's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Note 22 Fair Value Measurements, continued

Securities Available-for-Sale: U.S. Treasury securities are reported at fair value utilizing Level 1 inputs. Other securities classified as available-for-sale are reported at fair value utilizing Level 2 inputs. For these securities, the Corporation obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things.

Impaired Loans: Certain impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure the fair value:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
December 31, 2009:				
Available-For-Sale				
U.S. government agency mortgage-backed securities	$ -	$ 14,526	$ -	$ 14,526
Obligations of states and political subdivisions	-	1,715	-	1,715
Other securities	-	579	-	579
Totals	$ -	$ 16,820	$ -	$ 16,820
December 31, 2008:				
Available-For-Sale				
U.S. government agencies and corporations	$ -	$ 2,191	$ -	$ 2,191
U.S. government agency mortgage-backed securities	-	8,093	-	8,093
Obligations of states and political subdivisions	-	1,681	-	1,681
Other securities	-	513	-	513
Totals	$ -	$ 12,478	$ -	$ 12,478

Note 22 Fair Value Measurements, continued

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). During the years ended December 31, 2009 and 2008, certain impaired loans were remeasured and reported at fair value through a specific valuation allowance allocation of the allowance for possible loan losses based upon the fair value of the underlying collateral. During 2009 and 2008, impaired loans with a carrying value of $5,849,000 and $3,600,000, respectively, were reduced by specific valuation allowance allocations totaling $1,289,000 and $388,000, respectively, to a total reported fair value of $4,560,000 and $3,212,000, respectively, based on collateral valuations utilizing Level 2 valuation inputs.

Certain nonfinancial assets and nonfinancial liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of a goodwill impairment test. Certain nonfinancial assets measured at fair value on a non-recurring basis include nonfinancial assets and nonfinancial liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets and other nonfinancial long-lived assets measured at fair value for impairment assessment. As stated above, the new authoritative guidance issued by the FASB became effective for these fair value measurements beginning January 1, 2009.

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 23 Condensed Financial Information - Parent Company Only

CONDENSED BALANCE SHEETS

	2009	2008
Assets		
Cash	$ 182	$ 424
Investment in subsidiaries	15,769	17,990
Other assets	271	276
Total Assets	$ 16,222	$ 18,690
Liabilities		
Accrued expenses and other liabilities	$ 408	$ 212
Debentures payable	5,155	5,155
Total Liabilities	5,563	5,367
Shareholders' equity	10,659	13,323
Total Liabilities and Shareholders' Equity	$ 16,222	$ 18,690

CONDENSED STATEMENTS OF OPERATIONS

	2009	2008
Income		
Dividend income from subsidiaries	$ 1,200	$ -
Interest income	4	8
Total income	1,204	8
Expenses		
Interest	187	270
Other operating expenses	20	47
Total expenses	207	317
Income (loss) before federal income taxes and equity in undistributed income (loss) of subsidiaries	997	(309)
Federal income tax benefit	(69)	(96)
Income (loss) before equity in undistributed income (loss) of subsidiaries	1,066	(213)
Equity in undistributed income (loss) of subsidiaries	(3,659)	1,118
Net Income (Loss)	$ (2,593)	$ 905

Note 23 Condensed Financial Information - Parent Company Only, continued

CONDENSED STATEMENTS OF CASH FLOWS

	2009	2008
Cash Flows from Operating Activities:		
Net income (loss)	$ (2,593)	$ 905
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Equity in undistributed (income) loss of subsidiaries	3,659	(1,118)
Other - net	2	(215)
Net Cash Provided (Used) by Operating Activities	1,068	(428)
Cash Flows from Investing Activities:		
Capital injection in Bank subsidiary	(1,135)	-
Net Cash Used by Investing Activities	(1,135)	-
Cash Flows from Financing Activities:		
Proceeds from stock options exercised	-	39
Repurchases of stock	(175)	(18)
Net Cash Provided (Used) by Financing Activities	(175)	21
Net decrease in cash	(242)	(407)
Cash at beginning of year	424	831
Cash at end of year	$ 182	$ 424

OTHER FINANCIAL INFORMATION

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2009
(Dollars in Thousands)

	PRIME PACIFIC FINANCIAL SERVICES, INC.	PRIME PACIFIC BANK, N.A.	PRIME PACIFIC PREMISES, INC.	ELIMINATIONS	CONSOLIDATED BALANCES 2009
ASSETS					
Cash and due from banks	$ 182	$ 622	$ 394	$ (576)	$ 622
Interest-bearing deposits in other financial institutions	-	9,957	-	-	9,957
Federal funds sold	-	1,000	-	-	1,000
Investment in subsidiaries	15,769	-	-	(15,614)	155
Investment securities	-	17,746	-	-	17,746
Loans	-	125,731	-	(1,145)	124,586
Allowance for loan losses	-	3,554	-	-	3,554
Net loans	-	122,177	-	(1,145)	121,032
Premises and equipment, net of accumulated depreciation	-	9,546	1,178	(852)	9,872
Foreclosed real estate	-	4,922	-	-	4,922
Bank owned life insurance	-	1,217	-	-	1,217
Net deferred tax asset	-	611	-	(37)	574
Accrued interest receivable	1	552	-	-	553
Other assets	270	1,224	31	(400)	1,125
Total Assets	$ 16,222	$ 169,574	$ 1,603	$ (18,624)	$ 168,775
LIABILITIES					
Deposits	$ -	$ 153,224	$ -	$ (576)	$ 152,648
Debentures payable	5,155	-	-	-	5,155
Other liabilities:					
Accrued interest payable	67	379	-	-	446
Accrued expenses and other liabilities	341	287	201	(400)	429
Notes payable	-	-	1,145	(1,145)	-
Net deferred tax liability	-	-	327	(327)	-
Total other liabilities	408	666	1,673	(1,872)	875
Total Liabilities	5,563	153,890	1,673	(2,448)	158,678
SHAREHOLDERS' EQUITY					
Common stock, no par value:					
Authorized - 5,000,000 shares					
Issued and outstanding - 1,233,697 shares	9,439	12,435	750	(13,185)	9,439
Retained earnings (deficit)	1,208	3,102	(820)	(2,844)	646
Accumulated other comprehensive income, net of tax	12	147	-	(147)	12
Total Shareholders' Equity	10,659	15,684	(70)	(16,176)	10,097
Total Liabilities and Shareholders' Equity	$ 16,222	$ 169,574	$ 1,603	$ (18,624)	$ 168,775

See Independent Auditor's Report.

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
(Dollars in Thousands)

	PRIME PACIFIC FINANCIAL SERVICES, INC.	PRIME PACIFIC BANK, N.A.	PRIME PACIFIC PREMISES, INC.	ELIMINATIONS	CONSOLIDATED BALANCES 2009
Interest income					
Interest and fees on loans	$ -	$ 8,777	$ -	$ (152)	$ 8,625
Interest on investment securities	-	748	-	-	748
Interest on federal funds sold and interest-bearing deposits with financial institutions	-	131	-	-	131
Other interest income	4	-	-	-	4
Total interest income	4	9,656	-	(152)	9,508
Interest expense					
On deposits	-	4,830	-	-	4,830
On borrowed funds	187	18	152	(152)	205
Total interest expense	187	4,848	152	(152)	5,035
Net interest income	(183)	4,808	(152)	-	4,473
Provision for loan losses	-	3,886	-	-	3,886
Net interest income after provision for loan losses	(183)	922	(152)	-	587
Non-interest income					
Service charges on deposits accounts	-	68	-	-	68
Equity in undistributed loss of subsidiaries	(3,659)	-	-	3,659	-
Dividend income from subsidiaries	1,200	-	-	(1,200)	-
Net gain on sales of investment securities	-	310	-	-	310
Net loss on sales of other real estate	-	(68)	-	-	(68)
Gain on sales of premises	-	-	852	(852)	-
Other	-	166	255	(255)	166
Total non-interest income	(2,459)	476	1,107	1,352	476
Non-interest expense					
Salaries and employee benefits	-	2,463	-	-	2,463
Occupancy	-	695	167	(255)	607
Data processing	-	301	-	-	301
Furniture, fixtures and equipment	-	202	-	-	202
Writedowns on other real estate	-	518	-	-	518
FDIC insurance assessments	-	568	-	-	568
Other	20	1,234	-	-	1,254
Total non-interest expense	20	5,981	167	(255)	5,913
Income (loss) before federal income taxes	(2,662)	(4,583)	788	1,607	(4,850)
Federal income tax (benefit)	(69)	(1,604)	268	(290)	(1,695)
Net Income (Loss)	$ (2,593)	$ (2,979)	$ 520	$ 1,897	$ (3,155)

See Independent Auditor's Report.

PRIME PACIFIC BANK, N.A.
AVERAGE BALANCES AND NET INTEREST INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Dollars in Thousands)

	2009			2008		
	Average Balance	Interest Income/ (Expense)	Average Rate	Average Balance	Interest Income/ (Expense)	Average Rate
Interest Earning Assets:						
Loans	$ 136,805	$ 8,777	6.4%	$ 145,848	$ 11,879	8.1%
Investment securities	22,099	748	3.4%	10,048	449	4.5%
Interest-bearing deposits in banks and federal funds sold	13,751	131	1.0%	12,275	394	3.2%
Total interest earning assets/ interest income	172,655	9,656	5.6%	168,171	12,722	7.6%
Cash and due from banks	1,740			1,644		
Premises and equipment - net	8,023			1,195		
Allowance for loan losses	(2,915)			(2,230)		
Other assets	5,490			2,333		
Total Assets	$ 184,993			$ 171,113		
Interest Bearing Liabilities:						
Deposits:						
Savings and interest-bearing demand	28,801	(466)	1.6%	26,077	(514)	2.0%
Time	129,714	(4,364)	3.4%	116,996	(5,093)	4.4%
Short-term borrowings	804	(18)	2.2%	941	(25)	2.7%
Total interest bearing liabilities/ interest expense	159,319	(4,848)	3.0%	144,014	(5,632)	3.9%
Demand deposits	7,979			9,283		
Other liabilities	810			1,083		
Shareholders' equity	16,885			16,733		
Total Liabilities and Shareholders' Equity	$ 184,993			$ 171,113		
Net interest income		$ 4,808			$ 7,090	
Net Interest Income as a Percentage of Average Earning Assets:						
Interest income			5.6%			7.6%
Interest expense			-2.8%			-3.3%
Net interest income			2.8%			4.3%

See Independent Auditor's Report.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lynnwood, State of Washington, on September 9, 2010.

PRIME PACIFIC FINANCIAL SERVICES, INC.

By: ______________________

Glenn Deutsch, President and Chief Executive Officer

Each person whose signature appears below constitutes and appoints Glenn Deutsch and Don Kiser, and each of them, with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Offering Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of Regulation A, this offering statement has been signed by the following persons in the capacities indicated on September 9, 2010.

Signature	Capacity
Glenn Deutsch	President, Chief Executive Officer and Director (Principal Executive Officer)
Don Kiser	SVP and Chief Financial Officer (Principal Financial and Accounting Officer)
Diana Clay	Director
Norman Goodwin	Director
John Pfeifer	Director

M41383-1432617_9

______________________ David Bolin, Jr.	Director
______________________ Timothy McMahon	Director
______________________ Linda Schoener	Director
______________________ Harry Truitt	Director
______________________ Roger Werner	Director

M41383-1432617_9

PART III
EXHIBITS

Item 1. Index to Exhibits

Item 2. Description of Exhibits

The following is a list and description of the exhibits filed as part of this Form 1-A Offering Statement.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Articles of Incorporation of Prime Pacific Financial Services, Inc.
2.2	Bylaws of Prime Pacific Financial Services, Inc.
4.1	Form of Subscription Agreement
6.1	2009 Stock Option and Equity Compensation Plan
6.2	Employment Agreement – Glenn Deutsch
6.3	Employment Agreement – Eric Carlsen
6.4	Employment Agreement – Don Kiser
8.2	Articles of Association of Prime Pacific Bank
8.3	Bylaws of Prime Pacific Bank
10.1	Consent of Independent Certified Public Accountants
10.2	Consent of Legal Counsel (included in legal opinion - filed as Exhibit 11.1)
11.1	Opinion of Graham & Dunn PC regarding legality of the securities covered by the Offering Statement

Exhibit 2.1

ARTICLES OF CORRECTION
TO ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
PRIME PACIFIC FINANCIAL SERVICES, INC.

In accordance with the provisions of the Washington Business Corporation Act, the undersigned corporation adopts the following Articles of Correction to its Articles of Amendment to its Articles of Incorporation:

1. The name of the corporation is Prime Pacific Financial Services, Inc.

2. The corporation filed Articles of Amendment to its Articles of Incorporation on July 28, 2003. These Articles amended Article 7 of the Articles of Incorporation. In this Amendment, the par value of the corporation's common stock was misstated at $10 per share. The corporation's common stock has no par value. Article 7 should read as corrected below:

   7. Capitalization. The amount of authorized capital stock of this Corporation will be five million (5,000,000) shares of common stock, no par value. The capital stock may be increased or decreased from time to time in accordance with the provisions of the laws of the state of Washington. No holder of shares of the capital stock of any class of the Corporation will have any pre-emptive or preferential right of subscription to any shares of any class of stock of the Corporation, whether now or later authorized, or to any obligations convertible into stock of the Corporation, issued or sold nor any right of subscription of the foregoing other than as the Board of Directors in its discretion may from time to time determine and at such price as the Board of Directors may from time to time fix.

This document is hereby executed under penalties of perjury and is, to the best of my knowledge, true and correct.

Date: 8/14/03

Glenn Deutsch, President and CEO
Prime Pacific Financial Services, Inc.

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION OF
PRIME PACIFIC FINANCIAL SERVICES, INC.


FILED
SECRETARY OF STATE
JUL 28 2003
STATE OF WASHINGTON

In accordance with the provisions of the Washington Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1. The name of the corporation is Prime Pacific Financial Services, Inc.

2. Article 7 of the Articles of Incorporation is deleted in its entirety and, the following Article 7 is inserted in lieu thereof:

   7. Capitalization. The amount of authorized capital of this Corporation will be five million (5,000,000) shares of common stock, par value ten dollars ($10) each. The capital stock may be increased or decreased from time to time in accordance with the provisions of the laws of the state of Washington. No holder of shares of the capital stock of any class of the Corporation will have any pre-emptive or preferential right of subscription to any shares of any class of stock of the Corporation, whether now or later authorized, or to any obligations convertible into stock of the Corporation, issued or sold nor any right of subscription of the foregoing other than as the Board of Directors in its discretion may from time to time determine and at such price as the Board of Directors may from time to time fix.

3. The Amendment to the Articles does not provide for an exchange, reclassification or cancellation of issued shares.

4. The Amendment to the Articles of Incorporation of Prime Pacific Financial Services, Inc. was duly approved at the Annual Meeting of the stockholders held on May 13, 2003 and is to become effective upon filing with the Secretary of State. The Amendment was approved by the stockholders as follows:

   a. On the date of adoption, there were 533,127 common shares outstanding. On such date, there were 365,031 shares (68.47%) represented at the meeting and entitled to vote on the Amendment.

   b. Of the 533,127 total common shares outstanding, 337,511 shares (63.31%) were voted in favor of the Amendment, 11,400 shares were voted against the Amendment, and 23,841 shares abstained.

   c. The number of shares cast in favor of the Amendment was sufficient for approval of the Amendment.

This document is hereby executed under penalties of perjury and is, to the best of my knowledge, true and correct.

Date: 7/25/03

[signature]
Glenn Deutsch, President and CEO
Prime Pacific Financial Services, Inc.

ARTICLES OF AMENDMENT
OF THE
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
PRIME PACIFIC FINANCIAL SERVICES, INC.

THESE ARTICLES OF AMENDMENT of the Amended and Restated Articles of Incorporation of Prime Pacific Financial Services, Inc., a Washington corporation are executed and delivered for filing in accordance with the provisions of Section 23B.10.060 of the Washington Business Corporation Act:

1. The name of the corporation is Prime Pacific Financial Services, Inc.

2. The first sentence of Article 7 of the Amended and Restated Articles of Incorporation of the corporation is hereby amended to read as follows:

> "The amount of authorized capital stock of this Corporation will be One Million (1,000,000) shares of common stock, no par value."

3. The above amendment was adopted on December 19, 2002.

4. The amendment set forth herein was duly approved by the Board of Directors of the corporation, without shareholder action, in accordance with the provisions of Section 23B.10.020(1) of the Washington Business Corporation Act. Shareholder action was not required to effect this amendment.

These Articles of Amendment are executed by the corporation by its duly authorized officer.

DATED this 20th day of March, 2003.

PRIME PACIFIC FINANCIAL SERVICES, INC.

By: [signature]
Glenn Deutsch
Its: Executive Vice President

FILED
SECRETARY OF STATE

JUN 19 2001

STATE OF WASHINGTON

CERTIFICATE OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION OF
PRIME PACIFIC FINANCIAL SERVICES, INC.

In accordance with the provisions of the Washington Business Corporation Act, the undersigned corporation adopts the following Certificate of Amendment to its Articles of Incorporation:

1. The name of the corporation is Prime Pacific Financial Services, Inc.

2. The existing Articles of Incorporation are deleted in their entirety and, in lieu thereof, Amended and Restated Articles of Incorporation are adopted as set forth in Exhibit A.

3. The Amended and Restated Articles do not provide for an exchange, reclassification or cancellation of issued shares.

4. The Amended and Restated Articles were adopted by the Board of Directors on March 15, 2001.

5. The attached Amended and Restated Articles of Incorporation of Prime Pacific Financial Services, Inc. were duly approved at the Annual Meeting of the stockholders held on April 10, 2001. The Amended and Restated Articles were approved by the stockholders as follows:

   a. On the date of adoption, there were 169,756 common shares outstanding. On such date, there were 130,307 shares (77 %) represented at the meeting and entitled to vote on the Amended and Restated Articles.

   b. Of the 169,756 total common shares outstanding, 124,960 shares (73.6%) were voted in favor of the Amended and Restated Articles, 3,550 shares were voted against the Amended and Restated Articles, and 1,797 shares abstained.

   c. The number of shares cast in favor of the Amended and Restated Articles were sufficient for approval of the Amended and Restated Articles.

Gary M. Hopper, President and CEO
Prime Pacific Financial Services, Inc.

ATTEST:

Assist Secretary, Maurice F. Green
Prime Pacific Financial Services, Inc.

[p\p16508\999\rld\cert of amendment...]

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

PRIME PACIFIC FINANCIAL SERVICES, INC.

The undersigned, for the purpose of organizing a corporation under the laws of the State of Washington, do hereby make and adopt the following Articles of Incorporation:

1. **Name.** The title of this corporation is: Prime Pacific Financial Services, Inc.

2. **Location.** The main office of the Corporation is located at 4710 196th Street, S.W., Lynnwood, Snohomish County, Washington 98036. The general business of the Corporation will be conducted at its main office.

3. **Registered Office.** The Corporation's registered office and principal place of business in the State of Washington shall be located at 4710 196th Street S.W., Lynnwood, Washington 98036.

4. **Incorporator.** The name and address of the incorporator and Registered Agent of the Corporation is:

Gary M. Hopper
4710 196th Street S.W.
Lynnwood, Washington 98036

5. **Board of Directors.**

A. The Board of Directors of the Corporation will consist of not less than five (5) nor more than fifteen (15) persons, the exact number to be fixed and determined from time to time by a majority of the full Board of Directors or by resolution of a majority of the stockholders at any regular or special meeting. By the vote of a majority of the full Board, between annual meetings of the stockholders, the Board of Directors may increase the membership of the Board by not more than two (2) members and by like vote appoint qualified persons to fill the vacancies so created; provided, that at no time will the total number of directors exceed fifteen (15).

B. The Board of Directors shall be divided into three (3) classes, as nearly equal in number as the then authorized numbers of directors constituting the whole Board permits, with the term of office of one class expiring each year and with each director serving for a term ending at the third annual meeting of stockholders of the Corporation following the annual meeting at which the director was elected unless the director has been elected into a class the term of office of which expires sooner than three (3) years, in which case the director's election shall be for a term associated with the class into which he or she has been elected. Any vacancies in the Board of Directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the Board of Directors, acting by a majority of the directors then in office, although less than a quorum, and any director so chosen shall hold office until the next annual election of directors. At the next annual election of directors, the stockholders shall elect a successor to the director to hold office until the next election of the class for which the director shall have been chosen or until his or her successor shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

C. There shall be no cumulative voting rights in the election of directors.

6. **Annual Meeting of Stockholders.** The regular annual meeting of the stockholders of this Corporation will be held at its main office, or other convenient place duly authorized by the Board of Directors, on such day of each year as is specified in the Bylaws, but if no election is held on that day, it may be held on any subsequent day according to such lawful rules as prescribed by the Board of Directors.

7. **Capitalization.** The amount of authorized capital stock of this Corporation will be One Million (1,000,000) shares of common stock, par value ten dollars ($10.00) each. The capital stock may be increased or decreased from time to time, in accordance with the provisions of the laws of the state of Washington. No holder of shares of the capital stock of any class of the Corporation will have any preemptive or preferential right of subscription to any shares of any class of stock of the Corporation, whether now or later authorized, or to any obligations convertible into stock of the Corporation, issued or sold, nor any right of subscription to the foregoing other than as the Board of Directors in its discretion may from time to time determine and at such price as the Board of Directors may from time to time fix.

8. **Officers and Employees.** The Board of Directors will appoint one of its members President of this Corporation, who will be Chairman of the Board, unless the Board appoints another director to be the Chairman. The Board of Directors will have the power to appoint one or more Vice Presidents who, as specified in the Bylaws, will be authorized in the absence of the President, to perform all acts and duties pertaining to the office of President; to appoint a Secretary and/or a Cashier and such other officers and employees as may be required to transact business of this Corporation; to fix the salaries to be paid to such officers and employees of this Corporation, and to dismiss any of such officers or employees and appoint others to take their place.

The Board of Directors will have the power to define the duties of the officers and employees of the Corporation and to require adequate bonds from them for the faithful performance of their duties; to make all bylaws that may be lawful for the general regulation of the business of this Corporation and the management of its affairs; and generally to do and perform all acts that may be lawful for a Board of Directors to do and perform.

9. **Existence.** The corporate existence of this Corporation will continue until terminated in accordance with the laws of the state of Washington.

10. **Call and Notice of Stockholder Meetings.** The Board of Directors of this Corporation, or stockholders owning, in the aggregate, not less than twenty-five percent (25%) of the stock of this Corporation, may call a special meeting of stockholders at any time.

Unless otherwise provided by the laws of the state of Washington, or waived by the stockholders as provided in the Bylaws, a notice of the time, place, and purpose of every annual and special meeting of the stockholders will be given by first-class mail, postage prepaid, mailed at least ten (10), and no more than sixty (60), days prior to the date of such meeting to each stockholder of record at his or her address as shown upon the books of this Corporation.

11. **Indemnification.**

A. As used in this Article:

(1) "Egregious conduct" by a person will mean acts or omissions that involve intentional misconduct or a knowing violation of law, or participation in any transaction from which the person will personally receive a benefit in money, property, or services to which the person is not legally entitled.

(2) "Finally adjudged" will mean stated in a judgment based upon clear and convincing evidence by a court having jurisdiction, from which there is no further right to appeal.

(3) "Director" will mean any person who is a director of the Corporation and any person who, while a director of the Corporation, is serving at the request of the Corporation as a

director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or is a fiduciary or party in interest in relation to any employee benefit plan covering any employee of the Corporation or of any employer in which it has an ownership interest; and "conduct as a director" will include conduct while a director is acting in any of such capacities.

(4) "Officer-director" will mean any person who is simultaneously both an officer and director of the Corporation and any person who, while simultaneously both an officer and director of the Corporation, is serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or is a fiduciary or party in interest in relation to any employee benefit plan covering any employee of the Corporation or of any employer in which it has an ownership interest; and "conduct as an officer-director" will include conduct while an officer-director is acting as an officer of the Corporation or in any of such other capacities.

(5) "Subsidiary corporation" will mean any corporation at least eighty percent of the voting stock of which is held beneficially by this Corporation.

B. No director, officer-director, former director or former officer-director of the Corporation will be personally liable to the Corporation or its stockholders for monetary damages for conduct as a director or officer-director occurring after the effective date of this Article unless (1) the conduct is finally adjudged to have been egregious conduct, as defined herein, or (2) the liability is established in a final order from an administrative proceeding or action instituted by an appropriate bank regulatory agency.

C. No director, officer, former director, or former officer of a subsidiary corporation will be personally liable in any action brought directly by this Corporation as a stockholder of the subsidiary corporation or derivatively on behalf of the subsidiary corporation (or by any stockholder of this Corporation double-derivatively on behalf of this Corporation and the subsidiary corporation) for monetary damages for conduct as a director or officer of such subsidiary corporation occurring after the effective date of this Article unless the conduct is finally adjudged to have been egregious conduct, as defined here.

D. The Corporation will indemnify any person who is, or is threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether by or in the right of the Corporation or its stockholders or by any other party, by reason of the fact that the person is or was a director or officer-director of the Corporation or of a subsidiary corporation against judgments, penalties or penalty taxes, fines, settlements (even if paid or payable to the Corporation or its stockholders or to a subsidiary corporation) and reasonable expenses, including attorneys' fees, actually incurred in connection with such proceeding, unless the liability and expenses were on account of conduct finally adjudged to be egregious conduct, as defined here. The reasonable expenses, including attorneys' fees, of such person incurred in connection with such proceeding will be paid or reimbursed by the Corporation, upon request of such person, in advance of the final disposition of such proceeding upon receipt by the Corporation of a written unsecured promise by the person to repay such amount if it will be finally adjudged that the person is not eligible for indemnification. All expenses incurred by such person in connection with such proceeding will be considered reasonable unless finally adjudged to be unreasonable.

E. No action by the Board of Directors, the stockholders, independent counsel, or any other person or persons will be necessary or appropriate to the determination of the Corporation's indemnification obligation under paragraph D above in any specific case, to the determination of the reasonableness of any expenses incurred by a person entitled to indemnification under such paragraph, nor to the authorization of such indemnification in any specific case.

F. Notwithstanding paragraph D above, the Corporation will not be obligated to indemnify any person: (1) for any expenses, including attorneys' fees, incurred to assert any claim against the Corporation (except a claim based on paragraph G below) or any person related to or associated with it, including any person who would be entitled by this Article to indemnification in connection with the claim; or (2) for any expenses, penalties or other payments incurred in an administrative proceeding or action instituted by an appropriate bank regulatory agency which proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by the person in the form of payments to the Corporation.

G. The Corporation will indemnify any person granted indemnification rights under this Article against any reasonable expenses incurred by the person to enforce such rights.

H. Any person granted indemnification rights by this Article may directly assert such rights in set-off of any claim raised against the person by or in the right of the Corporation and will be entitled to have the same tribunal which adjudicates the Corporation's claim adjudicate the person's entitlement to indemnification by the Corporation.

I. The indemnification rights provided in this Article will continue as to a person who has ceased to be a director or officer-director and will benefit the heirs, executors and administrators of such person.

J. Any amendment or repeal of this Article will not adversely affect any right or protection of a director, officer-director, former director or former officer-director existing at the time of such amendment or repeal with respect to acts or omissions occurring prior to such amendment or repeal.

K. Each of the substantive provisions of this Article is separate and independent of the others, so that if any provision is held to be invalid or unenforceable for any reason, such invalidity or unenforceability will not affect the validity or enforceability of the other provisions.

12. **Consideration of Non-Monetary Factors.** The Board of Directors of the Corporation, when evaluating any offer of another party to (a) make a tender or exchange for any equity security of the Corporation, (b) merge or consolidate the Corporation with another association or corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, will, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its stockholders, give due consideration to all relevant factors, including without limitation the social and economic effects on the employees, customers, suppliers, and other constituents of the Corporation and its subsidiaries and on the communities in which the Corporation and its subsidiaries operate or are located.

13. **Approval of Certain Transactions.** The affirmative vote of the holders of not less than two-thirds of the outstanding stock of the Corporation is required to authorize (a) a merger, share exchange or consolidation of the Corporation with, or (b) the sale, exchange or lease of all or substantially all of the assets of the Corporation to, any person or entity unless approval of any such transaction when (a) or (b) above is recommended by at least a majority of the entire Board of Directors. If any such transaction is recommended to stockholders by at least a majority of the Board of Directors, then only a majority vote of stockholders is required. For purposes of this provision, "substantially all of the assets" shall mean assets having a fair market value or book value, whichever is greater, of twenty-five percent (25%) or more of the total assets as reflected on the consolidated balance sheet of the Corporation as of a date no earlier than forty-five (45) days prior to any acquisition of such assets.

14. **Article Amendments.** Subject to the provisions of the laws of the state of Washington, these Articles of Incorporation may be amended at any meeting of the stockholders for which adequate notice has been given, by the affirmative vote of the owners of a majority of the stock of this Corporation, voting in person or by proxy, unless the vote of holders of a greater amount of stock is required by these Articles or by law, and in that case by the vote of the holders of such greater amount.

15. **Amendment of Certain Provisions.** The provisions of Articles 5, 13 and 15 shall be amended, altered or repealed only on the vote of the holders of not less than two-thirds of the outstanding shares of the Corporation.

This document is hereby executed under penalties of perjury, and is, to the best of my knowledge, true and correct.

Date: May 16, 2001

Gary M Hopper

Gary M. Hopper, Incorporator

Exhibit 2.2


PRIME PACIFIC
FINANCIAL SERVICES INCORPORATED

BYLAWS

TABLE OF CONTENTS

PRIME PACIFIC FINANCIAL SERVICES, INC.

ARTICLE 1.

MEETINGS OF STOCKHOLDERS

SECTION 1.1 - Stockholder Meetings. Stockholder meetings will be held at the principal office of the Corporation, or at such other location within or outside the State of Washington, as determined by the Board of Directors and stated in the Notice of Meeting.

SECTION 1.2 - Annual Meeting. The regular annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting will be held on a date and time as prescribed by the Board of Directors, according to the provisions of law.

SECTION 1.3 - Special Meetings. Special meetings of the stockholders may be called in the manner set forth in the Articles of Incorporation.

SECTION 1.4 - Notice. Notice of all stockholder meetings will be given in the manner set forth in the Articles of Incorporation. Notice of any stockholders' meeting may be waived at any time, either before or after the meeting, if the waiver is in writing, evidences actual notice of the meeting, is signed by the stockholders entitled to notice, and is delivered to the Corporation. A stockholder's attendance at a meeting waives objection to lack of notice or defective notice of the meeting unless that stockholder objects at the beginning of the meeting to holding the meeting or transacting business at the meeting. A stockholder waives objection to consideration of a particular matter at a meeting that is not within the purpose or purposes described in the meeting notice unless the stockholder objects to considering the matter when it is presented.

SECTION 1.5 - Quorum. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum at a meeting of stockholders. When a quorum is present at any meeting, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter will be the act of the stockholders, unless otherwise provided by law.

SECTION 1.6 - Adjournment. A majority of the shares represented at a meeting, even if less than a quorum, may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally stated in the notice of meeting. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 1.7 - Chairman of the Meeting. The Chairman, or in the Chairman's absence, the Vice Chairman, will preside at all meetings of the stockholders unless the Board of Directors otherwise determines.

SECTION 1.8 - Secretary of Meeting. The Secretary will act as a secretary at all meetings of the stockholders, and in the Secretary's absence, the presiding officer may appoint any person to act as secretary.

SECTION 1.9 - Conduct of Meetings. Stockholder meetings will be conducted in an orderly and fair manner, but the presiding officer will not be bound by any technical rules of parliamentary procedure.

SECTION 1.10 - Voting. At all meetings of the stockholders, every registered owner of shares entitled to vote may vote in person or by proxy and will have one vote for each share standing in his or her name on the books of the Corporation, and in all elections of directors. The Board of Directors, or if the Board has made the appointment, the chairman presiding at any meeting of stockholders, will have the power to appoint two or more persons to act as inspectors or tellers, to receive, canvas and report the votes cast by the stockholders at such meetings; but no candidate for the office of director will be appointed as inspector or teller at any meeting for the election of directors.

SECTION 1.11 - Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his or her duly authorized attorney in fact. Such proxy must be dated and filed with the Secretary of the Corporation before or at the time of the meeting. No proxy will be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy. No officers or employees of this Corporation may hold a proxy.

SECTION 1.12 - Stockholder Advisor. A stockholder or holder of a valid proxy may be accompanied at any stockholders' meeting by one personal advisor, but no such advisor may address the meeting without the consent of the presiding officer.

SECTION 1.13 - Recording of Proceedings. The proceedings of a stockholders' meeting may not be mechanically or electronically recorded other than by the Secretary or acting secretary without the express approval of all individuals in attendance at the meeting.

SECTION 1.14 - Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment of a meeting, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders. Such date in any case will not be more than sixty (60) days and, in case of a meeting of stockholders, nor less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed by the Board of Directors, the date on which notice of the meeting is mailed or the date on which the resolution of the Board declaring such dividend is adopted, as the case may be, will be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination will apply to any adjournment of that meeting.

SECTION 1.15 - List of Stockholders. The Secretary of the Corporation will make a complete record of the stockholders entitled to vote at a meeting of stockholders, or any adjournment of the meeting, arranged in alphabetical order, with the address of and the number of shares held by each as shown on the Corporation's stock transfer books on the record date. Such record will be kept on file at the registered office of the Corporation for a period often (10) days prior to the meeting of stockholders. Such record will be produced and kept open at the time and place of the stockholders' meeting and will be subject to the inspection of any stockholder during the meeting for any proper purpose.

ARTICLE 2.

Directors

SECTION 2.1 - Authority and Size of Board. All corporate powers will be exercised by, or under authority of, and the business and affairs of the Corporation will be managed under the direction of the Board of Directors (the "Board"). The number of directors will be fixed in the manner set forth in the Articles of Incorporation.

SECTION 2.2 - Qualifications of Directors. Any person of lawful age, a citizen of the United States of America, no history of felony convictions, approved by the Board of Directors, a Washington State resident, and if required, approval by the regulators may become a director of this Corporation. In addition, the new Director must obtain the regulatory required stock in Prime Pacific Financial Services, Inc.

SECTION 2.3 - Nominations of Directors. Nominations for election to the Board of Directors, other than those made by or on behalf of the nominating committee, must be made in writing and delivered or mailed to the Chairman or President of the Corporation not less than fourteen (14) days nor more than fifty (50) days prior to any meeting of stockholders called for the election of directors; provided however, that if less than twenty-one (21) days' notice of the meeting is given to stockholders, such nomination must be mailed or delivered not later than the close of business on the seventh (7th) day following the day on which the notice of meeting was mailed. Such notification must contain the following information, to the extent known to the notifying stockholder: (1) the name and address of each proposed nominee; (2) the principal occupation of each proposed nominee; (3) the name and residence address of the notifying stockholder; and (4) the number of shares of capital stock of the Corporation owned by the notifying stockholder. Nominations not made in accordance with these provisions may, at the discretion of the chairman of the meeting, be disregarded.

SECTION 2.4 - Term of Office. The Board of Directors shall be divided into three (3) classes, as nearly equal in number as the then authorized numbers of directors constituting the whole Board permits, with the term of office of one class expiring each year and with each director serving for a term ending at the third annual meeting of stockholders of the Corporation following the annual meeting at which the director was elected.

SECTION 2.5 - Vacancies. Any vacancy occurring in the Board of Directors, unless caused by the vote of the stockholders, will be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy will be elected for the unexpired term of his or her predecessor in office.

SECTION 2.6 - Annual Meetings. As soon as possible after the annual meeting of stockholders, the directors will meet to elect officers and transact any other business.

SECTION 2.7 - Place of Meetings. Meetings of the Board of Directors, regular or special, may be held within or outside the State of Washington.

SECTION 2.8 - Regular Meetings. Regular meetings of the Board of Directors will be held at least quarterly, with notice, and at such time and at such place as the Board may by vote from time to time designate.

SECTION 2.9 - Special Meetings. Special meetings of the Board of Directors may be called by the Chairman, the President or by any two (2) directors.

SECTION 2.10 - Notices. Notices of special meetings of the Board of Directors stating the date, time, place and, in general terms, the purpose or purposes of the meeting must be delivered to each director, by mailing written notice or by telephoning, email, telephonic fax at least two (2) days before the meeting. A special meeting must be held not more than twenty (20) days after the delivery of said notice. If mailed, such notice will be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the director at the address provided to the Secretary. An entry of the service of notice, given in the manner above provided, will be made in the minutes of the proceedings of the Board of Directors, and such entry, if read and approved at the subsequent meeting of the Board, will be conclusive on the question of service. Attendance of a director at a special meeting constitutes a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened. A director may waive any notice required for any regular meeting by executing a written waiver of notice either before or after said meeting, and it will be equivalent to the giving of such notice. Notice of any special meeting of the Board may be waived at any time, either before or after the meeting, if the waiver is in writing, evidences actual notice of the meeting, is signed by the director entitled to notice, and is delivered to the Corporation.

SECTION 2.11 - Quorum. A majority of the directors will constitute a quorum for the transaction of business. Unless otherwise provided in these Bylaws, the act of the majority of the directors present at a meeting at which a quorum is present will be the act of the Board of Directors. A majority of those present at the time and place of any regular or special meeting, although less than a quorum, may adjourn from time to time, without further notice, until a quorum is present. When a quorum reconvenes, the continuation of the prescribed agenda will continue.

SECTION 2.12 - Attendance by Conference Telecommunication. Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone or similar communications equipment, by means of which all persons participating in the meeting can hear each other at the same time, and participation by such means will constitute presence in person at a meeting.

SECTION 2.13 - Consent to Action. Any action which may be taken at a special meeting of the Board of Directors, or at a meeting of any committee of the Board, may be taken without a meeting if a consent in writing, setting forth the action so taken will be signed by all of the directors or all the members of the committee. Such consent will have the same force and effect as a unanimous vote at a duly convened meeting.

SECTION 2.14 - Removal of Director. The entire board of directors may be removed only with cause, at a special meeting of stockholders called expressly for that purpose, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors. Any individual director may be removed for cause at a special meeting of stockholders called expressly for that purpose, but if the votes cast against a director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, a director will not be removed. Any vacancy caused by such removal will be filled by the stockholders at such meeting, and any director elected to fill such vacancy will serve only for the unexpired term of his or her predecessor in office. For the purposes of this Section 2.14, "cause" shall mean, but is not limited to, fraudulent or dishonest acts or gross abuse of authority, such as malfeasance of duty, fraud, misappropriation, theft, dishonesty, gross negligence of duty, obscene or immoral conduct, willful misconduct, sexual harassment or failure to properly manage personal or business affairs. Additionally, termination of the President of the Company shall constitute "cause" for the purpose of the President's termination from the board of directors.

SECTION 2.15 - Compensation. The directors will receive such reasonable compensation for their services as directors and as members of any committee appointed by the Board as may be prescribed by the Board of Directors, and may be reimbursed by the Corporation for ordinary and reasonable expenses incurred in the performance of their duties.

SECTION 2.16 - Manifestation of Dissent. A director of the Corporation who is present at a meeting of the Board at which action on any corporate matter is taken will be presumed to have assented to the action taken unless the director's dissent is entered in the minutes of the meeting. The director may also file his or her written dissent, which will be entered in the minutes of the meeting. The director may file his or her written dissent, to such action, with the person acting as the Secretary of the meeting before the adjournment of the meeting or forward such dissent by certified mail or telephonic fax to the Secretary of the Corporation and recording Secretary within 30 days of the adjournment of the meeting. Such right to dissent will not apply to a director who voted in favor of such action.

ARTICLE 3.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors must formally ratify written policies authorized by committees of the Board before such policies become effective. Each committee must have one or more member(s), who serve at the purpose of the Board of Directors. Provisions of the articles and bylaws governing place of meeting, notice of meeting, quorum and voting requirements of the Board of Directors, apply to committees and their members as well. The creation of a committee and appointment of members to it must be approved by the Board of Directors.

SECTION 3.1 - Committees. The Board of Directors may appoint, from time to time, from its own members, any committees of one or more persons, for such purposes and with such powers as the Board may determine. However, a committee may not authorize distributions of assets or dividends, approve action required to be approved by stockholders, fill vacancies on the Board of Directors or any of its committees, amend Articles of Incorporation or adopt, amend or repeal bylaws, and may not authorize or approve issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares.

SECTION 3.2 - Rules of Procedure. The majority of the members of any committee may fix its rules of procedure. All actions by any committee will be reported in written minutes available at any reasonable time to any Board member. Such actions will be subject to revision, alteration and approval by the Board of Directors; provided, that no rights or acts of third parties who have relied in good faith on the authority granted here will be affected by such revision or alteration.

SECTION 3.3 – Standing Committees.

Audit Committee – The Audit Committee shall be comprised of at least four outside Directors and the President (who is a non voting member). This committee shall convene at least annually to review the consolidated statement of the company.

Executive Committee – The Executive Committee shall be comprised of the President, Chairman of the Board, Vice Chairman of the Board, and the Secretary of the Corporation. This committee shall convene at least annually.

ARTICLE 4.

OFFICERS AND EMPLOYEES

SECTION 4.1- Officers. The Board of Directors may elect from its own number a Chairman of the Board (Chairman) and a Vice Chairman of the Board (Vice Chairman) and will elect from its own number a President. It will also elect one or more Vice Presidents, a Secretary and/or a Treasurer, and such additional officers (who may or may not be directors) as in the opinion of the Board the business of the Corporation requires. The Board may also elect or appoint, or in its discretion delegate to the President the authority to appoint, from time to time such other or additional officers as are desirable for the conduct of the business of the Corporation. Except as otherwise provided herein, any two or more offices, except President and Secretary positions, may be held simultaneously by one individual.

SECTION 4.2 -Election. None of the officers, except the Chairman, Vice Chairman and the President, need to be a director. The officers will be elected annually by the Board of Directors at the meeting of the Board following the annual meeting of stockholders, and they will hold office at the pleasure of the Board of Directors.

SECTION 4.3 - Removal and Vacancy. The Officers of the Corporation may be removed by the Board of Directors at any time with or without cause. Such removal, however, will be without prejudice to the contract rights, if any, of the persons so removed. Election or appointment of an officer or agent or employee will not of itself create contract rights. If any corporate office becomes vacant by reason of death, resignation, removal or otherwise, the Board of Directors or the executive officer possessing delegated authority to appoint such an officer will have power to fill such vacancies. In case of the absence or disability of any officer, the Board of Directors or the President may delegate the powers or duties of any such officer to another officer for the time being.

SECTION 4.4 - Compensation. The Board of Directors, or a committee of the Board appointed for that purpose, will establish the types and amounts of compensation for the President. Compensation for all other employees or agents of the Corporation will be established by or at the direction of the President subject to guidelines established by the Board of Directors and reviewed by the Executive Committee on an annual basis.

SECTION 4.5 - Exercise of Rights as Stockholders. Unless otherwise ordered by the Board of Directors, the Chairman, the Vice Chairman, or the President, or their designee acting by written designation, will have full power and authority on behalf of the Corporation to attend and to vote at any meeting of stockholders of any association in which this Corporation may hold stock, other than in a fiduciary capacity, and may exercise on behalf of this Corporation any and all of the rights and powers incident to the ownership of such stock at any such meeting and will have power and authority to execute and deliver proxies and consents on behalf of this Corporation in connection with the exercise by this Corporation of the rights and powers incident to the ownership of such stock. The Board of Directors, from time to time, may confer like powers upon any other person or persons.

SECTION 4.6 - Duties of Chairman of the Board. The Chairman of the Board will preside over all stockholders and directors meetings and will perform such other duties as may from time to time be assigned by the Board of Directors; the Chairman of the Board will not, by reason of his or her office, be considered an executive officer of the Corporation or be assigned executive responsibilities or participate in the operational management of the Corporation.

SECTION 4.7 -Duties of Vice Chairman. The Vice Chairman will assist the Chairman in the performance of his or her duties and will have such powers and exercise such other duties as will be delegated by the Board or the Chairman. In the absence of the Chairman, the Vice Chairman will perform all of the duties and assume all of the responsibilities of the Chairman.

SECTION 4.8 - Duties of Secretary. The Secretary of the Board (or his designate) will, subject to the direction of the President; (provided, however, that the Secretary will not, by reason of his or her office, be considered an executive officer of the Corporation or be assigned executive responsibilities or participate in the operational management of the Corporation) keep the minutes of all meetings of the stockholders and of the Board of Directors, and to the extent ordered by the Board of Directors or the President the minutes of all meetings of all committees. The Secretary will cause notice to be given of the meetings of the stockholders, of the Board of Directors, and of any committee appointed by the Board. The Secretary will provide for the keeping of proper records of all transactions of the Corporation. The Secretary will have custody of the corporate seal and general charge of the records, documents, and papers of the Corporation not pertaining to the performance of the duties vested in other officers, which will at all reasonable times be open to the examination of any director. The Secretary will have charge (directly or through such transfer agents or registrars as the Board of Directors may appoint) of the issuance, transfer and registration of certificates for shares of the Corporation and of the records pertaining to them. Said records will be kept in such manner as to show at any time the number of shares of the Corporation issued and outstanding, the manner in which and the time when such shares were paid for, the names and addresses of their holders of record, the number and classes of shares held by each, and the time when each became a holder of record. The Secretary will perform such other duties as may be assigned by the Board of Directors or the President.

ARTICLE 5.

SHARES AND CERTIFICATES FOR SHARES

SECTION 5.1 - Stock Certificates. The certificates will be in such form as designated by the Board of Directors, will be numbered in the order in which they will be issued, and will be signed by the President, and by the Secretary or an Assistant Secretary. The signatures may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation or an employee of the Corporation. The corporate seal will be affixed to the certificate. Each certificate will state upon its face the name and location of the Corporation, the name of the person to whom it is issued, the number and class of shares which the certificate represents, and such other items as may be required by applicable law.

SECTION 5.2 - Lost Certificates. No new certificate will be issued until the former certificate for the shares represented by it has been surrendered and canceled, except in the case of lost or destroyed certificates, and in that case only after the receipt of a completed *Affidavit of Lost Certificate* by the Corporation, satisfactory to the Board of Directors, indemnifying the Corporation and all persons against loss in consequence of the issuance of such new certificate.

SECTION 5.3 - Transfer of Shares. Shares of the Corporation may be transferred by endorsement by the signature of the owner, his or her agent, attorney or legal representative, and the delivery of the certificate; but no transfer will be valid except between the parties, until the same has been entered on the books of the Corporation, so as to show the names of the parties, by and to whom transferred, the numbers and designation of the shares and the date of transfer.

SECTION 5.4 - Holder of Record. The person registered on the books of the Corporation as the owner of the issued shares will be recognized by the Corporation as the person exclusively entitled to have and to exercise the rights and privileges incident to the ownership of such shares.

SECTION 5.5 - Issuance of Shares. Any shares authorized but not issued will be issued only upon authorization of the Board of Directors.

SECTION 5.6 - Subscription. A subscription for shares of this Corporation will be in writing and upon such terms as may be approved by the Board of Directors.

SECTION 5.7 - Payment of Subscriptions. A subscription for shares will be paid in accordance with the terms set forth in the subscription or related subscription agreement, if any. If the subscription or subscription agreement does not require payment on or before a stated date or at a fixed period after a stated date, then payment will be made in such manner and at such times as may be determined by the Board of Directors and expressed by it in a written call for payment; provided, that the call will be uniform as to all shares of the same class or series and that the call will be mailed to each subscriber at his or her last post office address known to the Corporation at least thirty (30) days in advance of the due date for payment of the first installment, if installment payments are called for.

SECTION 5.8 - Default in Payment of Subscriptions. If a payment required by a subscription, a subscription agreement, or a call of the Board of Directors is not paid when due, then the Corporation may make written demand for payment upon the defaulting subscriber by personal service or by mailing a copy of the demand to the subscriber at his or her last post office address known to the Corporation. If the payment is not made within twenty (20) days of the serving or mailing of the demand for payment, the Corporation may terminate the subscription, forfeit the subscriber's rights, retain as liquidated damages any sums previously paid on the subscription, and hold and dispose of the shares as though never subject to the subscription. In lieu of forfeiture, the Corporation may proceed to collect the amount due in the same manner as any debt due the Corporation.

ARTICLE 6.

SEAL

SECTION 6.1 - Corporate Seal. The Board of Directors, by resolution, will adopt a suitable seal for the Corporation. The President, Secretary, or any assistant secretary or other officer designated by the Board, will have authority to affix the corporate seal to any document requiring such seal, and to attest the same.

ARTICLE 7.

MISCELLANEOUS PROVISIONS

SECTION 7.1 - Fiscal Year. The fiscal year of the Corporation will be the calendar year.

SECTION 7.2 - Records. The Articles of Incorporation, the Bylaws, and the proceedings of all meetings of the stockholders, the Board of Directors and standing committees of the Board will be recorded in appropriate minute books provided for that purpose. The minutes of each meeting will be signed by the Secretary or other officer appointed to act as Secretary.

ARTICLE 8.

BYLAWS

SECTION 8.1 - Inspection. A copy of the Bylaws, with all amendments to them, will at all times be kept in a convenient place at the main office of the Corporation, and will be open for inspection of all stockholders during normal business hours.

SECTION 8.2 - Amendments. Except as otherwise provided in these Bylaws, the Bylaws may be amended, altered or repealed, at any meeting of the Board of Directors, by a vote of the majority of the whole Board of Directors, provided that a written statement of the proposed action has been personally delivered or mailed to all directors at least two (2) days prior to any such meeting. Nothing herein shall deny the concurrent power of the stockholders to adopt, alter, amend, or repeal the Bylaws.

I, John R. Pfeifer, CERTIFY that: (1) I am the duly constituted Board Secretary of Prime Pacific Financial Services, Inc. and as such officer I am the official custodian of its records; (2) the foregoing Bylaws are the Bylaws of said Corporation, and all of them are now lawfully in force and in effect.

IN WITNESS THE FOREGOING, I have signed this document on the 15th day of June, 2006.

John R. Pfeifer, Secretary

Exhibit 4.1

SUBSCRIPTION FOR COMMON STOCK
PRIME PACIFIC FINANCIAL SERVICES, INC.

Prime Pacific Financial Services, Inc. is offering for sale up to 1,562, 500 shares of common stock, no par value per share ("Common Stock"), at a subscription price of $3.20 per share.

The undersigned, having received and read the Offering Circular of Prime Pacific Financial Services, Inc. dated ________, 2010, hereby subscribes for the purchase of the number of shares of Common Stock of the Company set forth below at a subscription price of $3.20 per share, and encloses herewith the full aggregate subscription price. Checks or money orders should be made payable to PRIME PACIFIC FINANCIAL SERVICES, INC.

Shares subscribed for .... ***(Minimum 3,125 shares for new shareholders, no minimum for existing shareholders)***	____________
Aggregate purchase price (enclosed)..	$____________

SUBSCRIPTIONS MUST BE RECEIVED BY PRIME PACIFIC FINANCIAL SERVICES, INC. NOT LATER THAN **5:00 P.M. LOCAL TIME ON** ____________, UNLESS THE OFFERING IS TERMINATED EARLIER OR EXTENDED. THE COMPANY RESERVES THE RIGHT TO REJECT ANY SUBSCRIPTION, IN WHOLE OR IN PART.

Shares purchased by the undersigned shall be registered as listed below. (If certificates for shares are to be issued in more than one name, please specify whether ownership is to be as tenants in common, joint tenants, etc. If certificates for shares are to be issued in the name of one person for the benefit of another, please indicate whether registration should be as trustee or custodian for such other person.)

How Shares To Be Registered *(Please Print)*	No. of Shares *(at $3.20 per share)*
____	____________
____	____________
____	____________

IN WITNESS WHEREOF, I/we have executed this Subscription, retaining a copy for my/our records, and returning the original copy by mail or delivery to:

PRIME PACIFIC FINANCIAL SERVICES, INC.
2502 196th Street
Lynnwood, WA 98036

Date: ______________________, 2010

______________________________	______________________________
(Signature)	(Signature) (If shares to be issued in more than one name)
______________________________	______________________________
Name (Please print or type)	Name (Please print or type)
______________________________	______________________________
Street Address	Street Address
______________________________	______________________________
City and State ZIP	City and State ZIP
Telephone:______________________	Telephone:______________________
Social Security No.:______________ or Taxpayer I.D. No.	Social Security No.:______________ or Taxpayer I.D. No.

IF SHARES TO BE HELD IN JOINT OWNERSHIP, ALL JOINT OWNERS SHOULD SIGN THIS SUBSCRIPTION.

Exhibit 6.1

PRIME PACIFIC FINANCIAL SERVICES, INC.
2009 STOCK OPTION AND EQUITY COMPENSATION PLAN

1. Purpose of the Plan

The purpose of the Plan is to enhance the value of shares of stock in Prime Pacific Financial Services, Inc. for the benefit of its shareholders by providing opportunities for employees and directors of the company and its subsidiaries to participate in the company's growth and success, thereby attracting and retaining the best available personnel for positions of responsibility with the company and its subsidiaries and encouraging them to exert their maximum efforts on behalf of the company and its subsidiaries.

2. Definitions

As used herein, the following definitions shall apply:

"Award" means an Option, Restricted Stock, Restricted Stock Unit or Stock Appreciation Right.

"Award Agreement" means a written agreement entered into by and between a Grantee and Company setting forth terms and conditions relating to an Award granted to the Grantee. The agreement shall take such form, and contain such terms and conditions, as shall be determined from time to time by the Committee in its sole discretion.

"Company" means "Prime Pacific Financial Services, Inc.," a corporation formed and existing under the laws of the State of Washington.

"Board" means the board of directors of Company.

"Cause" means, with respect to a Grantee, any of the following: (i) dishonesty by Grantee in performing his duties to Company or a Subsidiary, (ii) willful misconduct, or a willful failure to act, by Grantee with the intent to injure, or having the effect of injuring, the reputation, business or business relationships of Company or a Subsidiary, or any of their officers, directors or employees; (iii) conviction of Grantee for a felony or a crime involving moral turpitude or that reflects unfavorably on Company or a Subsidiary; (iv) willful or prolonged absence by Grantee from work or a failure by Grantee for any reason to perform his duties as an Employee or Director, unless excused by Company or a Subsidiary, whichever may be the entity for which services are required to be performed; and (v) a breach by Grantee of any material terms of an employment or service agreement with Company or a Subsidiary, including an Award Agreement. The Committee shall have the right to determine, in its sole discretion, whether Cause exists in any particular case.

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" has the meaning given such term in Section 4.a.

"Director" means a person elected or appointed to be a member of the Board or the board of directors of a Subsidiary.

"Disability" has the meaning given to such term in Code Section 22(e)(3).

"Employee" means a person employed by Company or a Subsidiary.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fair Market Value" means, as of any date, the value of Shares determined as follows:

(1) If Shares are listed on any established stock exchange or a national market system, including without limitation The Nasdaq National Market or The Nasdaq Small Market of the Nasdaq Stock Market, the Fair Market Value shall be the closing sales price for such stock (or the closing bid price, if no sales were reported) as quoted on such exchange or system for such date (or, if such pricing information is not published for such date, the last date prior to such date for which pricing information is published), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(2) If the Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such stock as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(3) In the absence of an established market for Shares, the Fair Market Value shall be determined in good faith by the Committee.

"Grantee" means a person who has been granted an Award.

"Incentive Stock Option" means an Option that qualifies as an "incentive stock option," as that term is defined in Code Section 422.

"Nonqualified Stock Option" means an Option, other than an Incentive Stock Option.

"Option" means a right granted under the Plan to purchase Shares. Options granted under this Plan may be either Incentive Stock Options or Nonqualified Stock Options; and the term shall mean either or both an Incentive Stock Option and/or a Nonqualified Stock Option, as required by the context. Each Award Agreement shall state whether an Option subject to the agreement is an Incentive Stock Option or a Nonqualified Stock Option.

"Plan" means this "Prime Pacific Financial Services, Inc. 2009 Stock Option and Equity Compensation Plan."

"Restricted Stock" means a Share issued under the Plan that is subject to such restrictions and conditions as are set forth in the Plan and the related Award Agreement.

"Restricted Stock Unit" means a right granted under the Plan to receive a payment in cash or Shares or a combination of both, as determined by the Committee, of an amount equal to the Fair Market Value on the date of exercise of the right of one Share per Restricted Stock Unit. Such Fair Market Value shall not be increased or otherwise adjusted because of dividends or other distributions paid at any time on or with respect to shares of stock in Company, except as may be required by Section 16.

"SEC" means the U.S. Securities and Exchange Commission.

"Share" means a share of the no par value common stock in Company.

"Shareholder-Employee" means an Employee who owns, at the time an Incentive Stock Option is granted, stock representing more than ten percent (10%) of the total combined voting power of all classes of stock in Company or a Subsidiary. For this purpose, the attribution of stock ownership rules of Code Section 424(d) shall apply.

"Stock Appreciation Right" means a right granted under the Plan to receive a payment in cash or Shares or a combination of both, as determined by the Committee, of an amount equal to the excess of the Fair Market Value on the date the right is exercised of one Share per Stock Appreciation Right, over the Fair Market Value on the date the right is granted of such Share. Such Fair Market Value shall not be increased, decreased or otherwise adjusted because of dividends or other distributions paid at any time on or with respect to shares of stock in Company, except as may be required by Section 16. Notwithstanding any contrary provisions of the Plan, (i) compensation payable under a Stock Appreciation Right cannot be greater than the excess of the Fair Market Value of Shares (disregarding lapse restrictions as defined in §1.83-3(i)) on the date the Stock Appreciation Right is exercised over an amount specified on the date of grant of the Stock Appreciation Right (the Stock Appreciation Right exercise price), with respect to a number of Shares fixed on or before the date of grant of the right; (ii) the Stock Appreciation Right exercise price may never be less than the Fair Market Value of the underlying Shares (disregarding lapse restrictions as defined in §1.83-3(i)) on the date the right is granted; and (iii) the Stock Appreciation Right may not include any feature for the deferral of compensation other than the deferral of recognition of income until the exercise of the Stock Appreciation Right.

"Subsidiary" means a corporation that is a "subsidiary corporation," as defined in Code Section 424(f), with respect to Company.

"Vest" means that the Grantee has satisfied all conditions precedent imposed by the Plan and the related Award Agreement to the right to exercise an Option, to hold Restricted

Stock free of any obligation to forfeit or retransfer the same to Company or to receive payments under a Restricted Stock Unit or Stock Appreciation Right, as the case may be.

3. **Stock Subject to Plan**

Subject to the adjustments provided in Section 16, the maximum number of Shares that are reserved by Company and that may be made subject to or issued under Awards of all types shall be EIGHTY THOUSAND (80,000), of which a maximum of TWENTY THOUSAND (20,000) Shares may be made subject to or issued under Awards granted to directors. The Committee shall adopt such rules for counting Shares subject to Awards against the number of reserved Shares as it deems appropriate to avoid issuing more Shares than have been reserved. A Share shall be counted against reserved Shares to the extent it has been delivered and is no longer subject to a risk of forfeiture. To the extent that an Award is canceled, expired, forfeited, settled in cash, settled by issuance of fewer Shares than the number subject to the Award, or otherwise terminated without delivery of Shares to the Grantee, the Shares not actually issued with respect to such Award shall be available to be made subject to or issued under additional Awards. The aggregate number of Shares that may be made subject to or issued under Incentive Stock Options shall equal the maximum number of Shares that may be made subject to or issued under Awards, as described in the first sentence of this Section 3, reduced by the number of Shares that have been made subject to or issued under other types of Awards.

4. **Administration of the Plan**

a. **The Committee.** The power and authority to administer the Plan is vested in a committee (the "Committee"), as set forth in this Section 4. The Committee shall be selected by the Board and shall consist of at least three (3) directors, each of whom shall be a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and, if Company is a "publicly held corporation" within the meaning of Code Section 162(m), an "outside director" within the meaning of Code Section 162(m). If the Committee does not exist or the Board, for any reason determined by it, desires to directly administer the Plan, then the Board may take any action under the Plan that would otherwise be the responsibility of the Committee. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause), appoint individuals in substitution therefor, and fill vacancies however caused. The Committee shall select one of its members as chairman, and shall hold meetings at such times and places as the chairman or a majority of the Committee may determine.

b. **Delegation of Responsibilities.** Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may delegate all or some of its power and authority to administer the Plan to one or more of its members, or to any other person or persons selected by it. The Committee may revoke such delegation at any time.

c. **Reports.** At least annually, the Committee shall present a written report to the Board setting forth the following information relating to Awards granted since the date of the last such report: the date or dates of each such Award; the type of each such Award; the number of Shares subject to and issued under each such Award; and the exercise price for, and Fair Market Value on the date of grant of, Shares subject to or issued under Awards.

d. **Powers of the Committee.** Subject to the terms and conditions explicitly set forth in the Plan, the Committee shall have the authority and discretion to do the following:

(1) determine the persons to whom Awards are to be granted, the times of grant, and the number of Shares subject to and issued under each Award;

(2) determine the exercise price for Shares to be issued pursuant to the exercise of an Option; the purchase price, if any, of Restricted Stock; and the Fair Market Value of Shares used to determine the amount required to be paid under a Restricted Stock Unit or Stock Appreciation Right;

(3) determine all other terms and conditions (which need not be identical between or among Grantees) of each Award;

(4) modify or amend the terms of any Award previously granted, or grant substitute Options, subject to the provisions of Sections 14 and 20;

(5) cancel or suspend Awards, subject to the restrictions imposed by Section 20;

(6) interpret the Plan;

(7) authorize any person or persons to execute and deliver Award Agreements, or to take any other actions deemed by the Committee to be necessary or appropriate, to effectuate the grant of Awards;

(8) waive any conditions to Vesting; and

(9) make all other determinations, and take all other actions that the Committee deems necessary or appropriate, to administer the Plan in accordance with its terms and conditions.

All decisions, determinations and interpretations of the Committee relating to the Plan and Awards shall be final and binding upon all persons, including all Grantees and any other persons interested in any Awards, unless otherwise expressly determined by a vote of a majority of the entire Board. No member of the Committee or the Board shall be liable to any person for any action or determination made in good faith with respect to the Plan or any Awards.

5. **Eligibility**

All Employees and Directors are eligible to be selected to be granted an Award. Notwithstanding any contrary provisions of this Plan, a Director who is not also an Employee may not be selected to be granted an Incentive Stock Option.

6. **Granting of Awards**

a. **General.** Only Employees and Directors selected by the Committee, in its sole discretion, may be granted Awards. An Award may consist solely of Incentive Stock Options, Nonqualified Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights or any combination of the foregoing. All Awards are subject to the terms and conditions of the Plan.

b. **Award Agreement.** Each Award shall be evidenced by an Award Agreement that sets forth the terms and conditions of the Award. A person who is granted an Award shall have no rights under the Award unless and until such person duly executes and delivers to Company an Award Agreement. An Award shall expire, and Company shall have no further obligations with respect thereto, if the person does not so execute and deliver an Award Agreement within any period of time prescribed by the Committee.

c. **Consideration.** The Committee shall determine the form and amount, if any, of consideration required to be paid by a Grantee with respect to an Award. Such consideration may take the form of cash, property, Shares, services or a "cashless exercise."

d. **Arrangements Relating to Restricted Stock.** Company may make such arrangements as it deems necessary or appropriate to hold shares of Restricted Stock in escrow until Grantee satisfies all conditions to Vesting and to automatically cancel such shares if Grantee fails to satisfy such conditions.

7. **Vesting of Awards**

The Committee may impose any terms and conditions on the Vesting of an Award that it determines to be appropriate, including requiring the Grantee to continue to provide services as an Employee or Director for a specified period of time or to meet performance goals established by the Committee. Such terms and conditions shall be set forth in an Award Agreement.

8. **Exercise and Settlement of Awards**

a. **Options.** Grantee shall pay the full exercise price for Shares purchased under an Option, at the time the Option is exercised, in cash or other consideration of comparable value deemed acceptable by the Committee (including by tendering, by either actual delivery of Shares or by attestation, Shares acceptable to the Committee and valued at Fair Market Value as of the date of exercise), or in any combination thereof, as determined by the Committee. The Committee may permit a Grantee to elect to pay the exercise price upon the exercise of an

Option by irrevocably authorizing a third party to sell Shares (or a portion of the Shares sufficient to pay the exercise price) acquired upon exercise of the Option and remit to Company the sale proceeds there from sufficient to pay the entire exercise price and any tax withholding resulting from such exercise.

b. **Restricted Stock.** Company shall take such actions as it determines to be reasonably necessary to release Restricted Stock from forfeiture restrictions as soon as practicable after the Restricted Stock Vests.

c. **Stock Appreciation Rights.** Company shall settle payment of any amounts owed under a Stock Appreciation Right upon exercise of such right by the Grantee. If the Committee determines that Stock Appreciation Rights are to be settled in Shares, the Committee may elect to cause Company to pay cash *in lieu* of fractional shares.

d. **Restricted Stock Units.** Company shall settle payment of amounts owed under Restricted Stock Units on or before the later of *(i)* the date that is two and one-half (2 ½) months after the end of the Grantee's first taxable year in which such amounts are no longer subject to a substantial risk of forfeiture, or *(ii)* the date that is two and one-half (2 ½) months after the end of the first taxable year of the person for whom the Grantee performed services in which such amounts are no longer subject to a substantial risk of forfeiture. If the Committee determines that Restricted Stock Units are to be settled in Shares, the Committee may elect to cause Company to pay cash *in lieu* of fractional shares.

9. **Terms Applicable to Options**

a. **Limit on Value of Options Granted.** Subject to Section 3, any number of Options may be granted from time to time to a person eligible to receive the same hereunder, except that in the case of Incentive Stock Options the aggregate Fair Market Value (determined as of the date each Option is granted) of all Shares with respect to which Incentive Stock Options become exercisable for the first time by the Grantee in any one calendar year (under all incentive stock option plans of Company and all Subsidiaries taken together) shall not exceed $100,000.

b. **Exercise Price.** The exercise price for Shares subject to an Option shall not be less than 100% of the Fair Market Value of a Share as of the date of grant of the Option; provided, however, that in the case of an Incentive Stock Option granted to an Employee who immediately before the grant of such Incentive Stock Option is a Shareholder-Employee, the Incentive Stock Option exercise price shall not be less than 110% of the Fair Market Value of the Shares as of the date of grant of the Incentive Stock Option.

c. **Term of Option.** No Incentive Stock Option granted under the Plan shall in any event be exercisable after the expiration of ten (10) years from the date such Option is granted; provided, however, that in the case an Incentive Stock Option granted to an Employee is a Shareholder-Employee who immediately before such Incentive Stock Option is granted, the term of the Incentive Stock Option shall be not more than five (5) years from the date such Option is granted. Subject to the foregoing and other applicable provisions of the Plan, the Committee shall determine the term of each Option in its sole discretion.

d. **Exercise During Lifetime of Grantee.** During the lifetime of a Grantee, only the Grantee may exercise an Option.

10. **Termination of Employment.**

a. **Unvested Awards**. Grantee shall forfeit all rights in, to and under all Awards that have not Vested at or before the time the Grantee first ceases to be an Employee or Director. Such forfeiture shall occur without the need for further action by any person.

b. **Vested Awards Other than Options.** All Awards (other than Options) that are Vested at the time a Grantee first ceases to be an Employee or Director shall be settled immediately.

c. **Vested Options.** Options that are Vested at the time a Grantee first ceases to be an Employee or Director shall terminate on, if not exercised before, the earlier of *(i)* the same day of the third month after the date of termination of his status as an Employee or Director, or *(ii)* the expiration date of the Option provided in the Award Agreement. Notwithstanding the immediately preceding sentence:

(i) Upon the death of a Grantee who at the time of his death is and has been an Employee or Director at all times since the date of grant of the Option, an Option that is Vested at such time shall terminate, and may no longer be exercised, on the earlier of *(a)* one year after the date of death of the Grantee or at such later date as the Committee may set, in is sole discretion; or *(b)* the expiration date of the Option provided in the Award Agreement, except that if the expiration date of an Option should occur during the 90-day period immediately following the Grantee's death, such Option shall terminate, and may no longer be exercised, at the end of such 90-day period. The Option shall be exercisable at any time prior to such termination by the Grantee's estate, or by any person or persons who acquire the right to exercise the Option by bequest, inheritance or otherwise by reason of the death of the Grantee;

(ii) If a Grantee ceases to be an Employee or Director at any time during the Option period by reason of a Disability and the Grantee has been an Employee or Director at all times since the date of grant of the Option, an Option that is Vested at such time shall terminate, and may no longer be exercised, on the earlier of *(i)* one year after the date the Grantee ceases to be an Employee or Director, or *(ii)* the expiration date of the Option provided in his Award Agreement;

(iii) If Grantee ceases to be an Employee or Director for Cause, then all Options that are Vested at such shall terminate, and may no longer be exercised, immediately upon his ceasing to be an Employee or Director; and

(iv) Nonqualified Stock Options granted to a person who is a Director but who ceases thereafter to be a Director (other than due to death, Disability or termination for Cause) shall expire at such time as the Committee shall determine, but in no event more than six (6) months after the person ceases to be a Director, and shall otherwise be exercisable on such terms and conditions as the Committee shall determine.

d. **Permitted Absences From Work.** A person shall not be treated as ceasing to be an Employee or Director if the interruption of his services as such is caused by military leave, sick leave or any other bona fide leave of absence approved by Company or a Subsidiary, whichever is the entity for which the person performs services; provided, however, that in the case of Incentive Stock Options, the foregoing is subject to any restrictions of laws or regulations applicable to such options.

11. **Compliance with Applicable Law.**

Shares shall not be issued pursuant to the Plan or any Award granted thereunder, unless the issuance and delivery of the Shares will not violate, and can otherwise be done in a manner that complies with, the provisions of applicable law (including, without limitation, the Securities Act of 1933, as amended, and the Exchange Act), and the rules regulations of any stock exchange on which the Shares may then be listed. Issuance of Shares is further subject to the approval of counsel for Company with respect to such compliance.

12. **Tax Compliance.**

Company, in its sole discretion, may take any actions that it deems to be necessary or advisable to comply with all tax reporting and withholding requirements applicable to Awards under law, including, but not limited to, withholding or causing to be withheld from any form of compensation or other amount due a Grantee such amounts as Company determines is required to be withheld.

13. **Non-Transferability.**

No Award or rights under an Award may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, other than by will or by the laws of descent or distribution. Restricted Stock, may be sold, pledged, assigned, hypothecated, transferred, or disposed of only after they Vest.

14. **Merger, Sale of Assets, Etc.**

Except as otherwise provided in the Award Agreement, in the event of a merger or other reorganization of Company with and into another corporation following which Company does not survive (other than a reorganization where the ownership of the surviving Company is substantially the same as that of Company immediately before the reorganization), or in the event of a proposed sale of all or substantially all of the assets of Company, or in the event of a proposed dissolution or liquidation of Company, then all Awards shall immediately Vest as of the date of the closing of such transaction, unless the Committee elects to Vest the Awards as of an earlier date. Notwithstanding the immediately preceding sentence, if the surviving, successor or acquiring corporation in the transaction (or its parent) agrees to replace Awards with rights to its shares that confer substantially the same benefits as those represented by the Awards, as determined by the Committee, then the Awards shall not Vest but shall be so replaced. The Committee shall notify each Grantee in writing of any action to Vest or replace Awards hereunder not less than sixty (60) days prior to the expected closing date of the transaction that prompts such action.

15. **Rights as a Shareholder.**

No person shall have any rights as a Shareholder by reason of an Award until and unless Company actually issues and delivers Shares to such person pursuant to the Award. In the case of Restricted Stock, the Grantee thereof shall have all the rights of a shareholder (including voting, dividend and liquidation rights) with respect to shares of Restricted Stock that are issued and delivered to the Grantee, until such shares are forfeited or reacquired by Company in accordance with the terms of the Award.

16. **Adjustments Upon Changes in Capitalization**

Subject to any required action by the shareholders of Company, the number of Shares subject to and issued under Awards, the number of Shares available for grants under additional Awards, the exercise price for Shares specified in each outstanding Option, and the value of Shares used to determine amounts required to be paid under Restricted Stock Units and Stock Appreciation Rights shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split or other subdivision or consolidation of Shares, the payment of any stock dividend (but only on the Shares) or any other increase or decrease in the number of such Shares effected without receipt of consideration by Company; provided, however, that conversion of any convertible securities of Company shall not be deemed to have been "effected without receipt of consideration." The Committee shall make such adjustments and its determination of the adjustments shall be final, binding and conclusive. No Incentive Stock Option shall be adjusted by the Committee pursuant to this Section 16 in a manner that causes the Incentive Stock Option to fail to continue to qualify as an "incentive stock option" within the meaning of Code Section 422. Except as otherwise expressly provided in this Section 16, no Grantee shall have any rights by reason of any stock split or other subdivision or consolidation of shares, any payment of a stock dividend, or any other increase or decrease in the number of such Shares. Except as otherwise expressly provided in this Section 16, any issuance by Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect the number or price of Shares subject to or issued under any Award, and no adjustments in Awards shall be made by reason thereof. The grant of an Award shall not affect in any way the right or power of Company to adjust, reclassify, reorganize or change its capital or business structure.

17. **Term of the Plan**

The Plan shall become effective on the earlier of the date it is *(i)* adopted by the Board; or *(ii)* approved by the shareholders. Revisions and amendments to the Plan requiring the approval of shareholders of Company, as described in Section 20, shall be effective when approved by the shareholders. Subject to Section 20, the Plan shall be unlimited in duration. In the event the Plan is terminated as provided in Section 20, it shall remain in effect with respect to any Awards granted under it that are outstanding at the time of such termination. Notwithstanding the foregoing provisions of this Section 17, to the extent required by the Code, no Incentive Stock Option may be granted under the Plan on a date that is more than ten (10) years from the date the Plan (or amendment increasing Shares available under the Plan) is adopted or, if earlier, the date the Plan (or amendment increasing Shares available under the Plan) is approved by shareholders.

18. **Performance-Based Compensation.**

a. **General.** Any Award that is intended to be "performance-based compensation" within the meaning of Code Section 162(m) shall be conditioned on the achievement of one or more objective performance measures, to the extent required by Code Section 162(m), as may be determined by the Committee. The grant of an Award and the establishment of performance measures that are intended to be performance-based compensation shall be made during the period required under Code Section 162(m).

b. **Performance Measures.** Performance measures may be based on any one or more of the following: earnings; financial return ratios; increase in revenue, operating or net cash flows; cash flow return on investment; total stockholder return; market share; net operating income, operating income or net income; debt load reduction; expense management; economic value added; stock price; assets, asset quality level, charge offs, loan reserves, non-performing assets, loans, deposits, growth of loans, deposits or assets; interest sensitivity gap levels, regulatory compliance, improvement of financial rating, gross premiums written, net premiums written, premiums earned, losses and loss expenses, underwriting and administrative expenses, achievement of balance sheet or income statement objectives and strategic business objectives, consisting of one or more objectives based on meeting specific cost targets, business expansion goals and goals relating to acquisitions or divestitures. Performance measures may be based on the performance of Company as a whole or of any one or more Subsidiaries or business units of Company or a Subsidiary and may be measured relative to a peer group, an index or a business plan.

c. **Partial Achievement.** The terms of an Award may provide that partial achievement of the performance measures may result in a payment or vesting based upon the degree of achievement.

d. **Adjustments.** In certain circumstances the Committee may adjust performance measures; *provided,* however, that no adjustment may be made with respect to an Award that is intended to be performance-based compensation, except to the extent the Committee exercises such negative discretion as is permitted under applicable law for purposes of an exception under Code Section 162(m). If the Committee determines that a change in the business, operations, corporate structure or capital structure of Company or the manner in which Company or its Subsidiaries conducts its business or other events or circumstances render current performance measures to be unsuitable, the Committee may modify such performance measures, in whole or in part, as the Committee deems appropriate. If a Grantee is promoted, demoted or transferred to a different business unit during a performance period, the Committee may determine that the selected performance measures or applicable performance period are no longer appropriate, in which case, the Committee, in its sole discretion, may: *(i)* adjust, change or eliminate the performance measures or change the applicable performance period; or *(ii)* cause to be made a cash payment to the Grantee in an amount determined by the Committee.

19. **No Right to Employment.**

Neither the adoption of the Plan nor the granting of an Award shall *(i)* confer upon any person a right to be employed by or to provide services to Company or any Subsidiary, or to continue such employment or service; or *(ii)* interfere in any way with the right of a person, or the right of Company or a Subsidiary, to terminate such employment relationship or service at any time.

20. **Amendment or Early Termination of the Plan**

a. **Amendment or Early Termination.** The Board may terminate the Plan at any time. The Board may amend the Plan from time to time in such respect as the Board deems advisable, except that, without proper approval of the shareholders of Company, no such revision or amendment shall:

(1) increase the number of Shares subject to the Plan, other than in connection with an adjustment under Section 16; or

(2) modify the Plan in a manner that would require shareholder approval under any applicable laws or regulations.

b. **Modification and Amendment of Awards.** The Board or Committee may modify or amend outstanding Awards granted under the Plan, provided, however that the modification or amendment shall not, without the consent of the Grantee, impair or diminish any of his rights or any of the obligations of Company under such Award. Except as otherwise provided in this Plan, no outstanding Award shall be terminated without the consent of the Grantee. Unless the Grantee otherwise agrees, any changes or adjustments made to outstanding Incentive Stock Options granted under this Plan shall be prospective only and shall be made in a manner that will not constitute a "modification," as defined in Code Section 424(h), and will not cause such Incentive Stock Options to fail to qualify as "incentive stock options" under Code Section 422.

c. **Re-pricing.** The exercise price of outstanding Options may not be changed, except *(i)* with the approval of shareholders of Company, or *(ii)* as otherwise required or permitted in the Plan.

21. **Nature of Awards**

All Awards are unfunded and unsecured obligations of Company. Any bookkeeping entries maintained by Company with respect to Awards are merely for the convenience of Company. Company is not required to segregate any assets that may at any time represent an Award and no Grantee or other person shall have any rights or interests in any particular assets of Company by reason of an Award. A Grantee is a mere general unsecured creditor of Company with respect to an Award.

22. **IRC Section 409A.**

The provisions of this Plan are intended to comply with Section 409A of the U.S. Internal Code of 1986, as amended, U.S. Treasury regulations issued thereunder, and related U.S. Internal Revenue Service guidance ("409A Rules"). Such provisions will be interpreted and applied in a manner consistent with the 409A Rules so that payments and benefits provided to Employee hereunder will not, to the greatest extent possible, be subject to taxation under such Section 409A. Notwithstanding any contrary provisions hereof, this Plan and any Award Agreement may be amended by Company if and to the extent it determines that such amendment is necessary to comply with the 409A Rules.

23. **Construction of Certain Terms**

The term "Section" or "Sections," as used herein, shall mean a Section or Sections of this Plan, unless otherwise required by the context. The masculine form of words shall include the feminine, and vice-versa, as required by the context.

* * * * *

CERTIFICATE OF ADOPTION

I certify that the foregoing Plan was duly adopted by the Board of Directors of Prime Pacific Financial Services, Inc. on March 16, 2009 and duly approved by the shareholders of Prime Pacific Financial Services, Inc. on MAY 12, 2009.

John A. Bjeufa, Secretary

Exhibit 6.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is made and entered into effective January 1, 2009 by and between Prime Pacific Bank, N.A., hereinafter referred to as "Employer" or "Bank", and Glenn Deutsch, hereinafter referred to as "Employee".

WHEREAS, Employer is a National Bank, and

WHEREAS, Employee wishes to serve and Employer wishes to employ.

NOW THEREFORE, in consideration of the mutual covenants herein exchanged the parties HEREBY AGREE AS FOLLOWS:

1. EMPLOYMENT

Employee agrees to serve Employer as its President and Chief Executive Officer ("CEO").

2. DUTIES

Employee shall serve the Employer faithfully, devote the necessary time and energy to this employment and use his best efforts and ability to promote the Employer's interests. The position of President and CEO is responsible for the overall direction and administration of programs and services provided by the Bank. The president will ensure that all aspects of the Bank's activities obtain maximum profits commensurate with the best interest of shareholders, customers, employees and the public. President will report to the Board of Directors as the highest-ranking officer of the Bank. All executive officers of the Bank report to the position of President/Chief Executive Officer. The President will provide the highest level of customer relations and service; and ensure compliance with the Bank's policies and procedures. This position is directly responsible for attaining all of the Bank's established operational and financial goals.

3. COMPENSATION

As compensation for his full time services during the Term (as defined in Section 4 below), Employer shall pay Employee the following:

3.1 SALARY

The salary ("Base Compensation") will be $210,000 per annum from commencement date January 1, 2009. Base Compensation shall be payable in equal installments at least semi-monthly. Employer shall be responsible for collecting payroll withholdings from Employee and payment of the applicable taxes and insurance premiums normally paid by an Employer. Employee is eligible for and shall receive annual performance evaluations by February 28th with an opportunity for an adjustment in salary.

3.2 BONUS

The Board of Directors, using subjective and objective performance criteria, will determine the criteria for the current year's bonus, and determine and pay last year's bonus, if any, by March 15th.

3.3 DEFERRED COMPENSATION

Employee has the right to defer any portion of his salary to the extent permitted under the Employer's deferred compensation plan.

3.4 STOCK OPTION

The Board of Directors will determine stock options.

3.5 EXPENSE ACCOUNT

Employee is expected to make certain expenditures in performing his duties and in promoting the business of the Employer and will be reimbursed for such expenses. In addition, it is deemed advisable for employee to join the South Snohomish Chamber of Commerce and a local service club and therefore employer agrees to pay any necessary membership fees, dues and expenses relating thereto.

3.6 AUTOMOBILE

Employer will provide employee with a Bank owned automobile. Personal use of the automobile will be regarded as income according to the IRS regulations.

3.7 ASSOCIATION MEMBERSHIP/EDUCATION

Employee is entitled and encouraged to belong to appropriate professional state and national associations and to attend meetings, seminars, and conventions at Employer's expense.

3.8 VACATION/SICK LEAVE

Employee shall be entitled to an annual vacation with pay of five (5) weeks, which vacation time shall accrue on a monthly basis. Employee's disability, vacation and sick leave shall be in accordance with the Employer's disability, vacation and sick leave policy.

3.9 INSURANCE

Employee shall be entitled to receive such insurance benefits that are available to other employees of the holding company as adopted by its Board of Directors.

3.10 401K Plan

Employee shall be entitled to receive such benefits during the course of Employee's employment that are available to other employees of Employer as adopted by the Board of Directors.

4. TERM OF EMPLOYMENT

The Term of Employee's employment shall be from January 1st, 2009 through December 31, 2011.

4.1 TERMINATION

In the event that Employer terminates Employee's employment hereunder prior to the expiration of the Term, Employee's compensation in that event shall be limited to the following:

4.1.1 WITH CAUSE

Any provision of this Agreement to the contrary notwithstanding, no benefits or other payments payable under section 4.4 or 6 will be payable on termination except Base Compensation and benefits accrued to date of termination when Employee's employment is terminated for Cause. Termination shall be determined to be for Cause in the event Employee is convicted of a felony or is removed from office by order of the OCC or other bank regulatory agency, or failure to comply with a board resolution or for violations of the Bank's written policies.

4.1.2 WITHOUT CAUSE AT WILL

Employee acknowledges and agrees that his employment is at will. The Employer reserves the right to terminate Employee's employment at any time whatsoever with or without cause by a vote of at least two-thirds (2/3) of the directors (with the Employee not voting and not counted in the denominator for purposes of determining a two-thirds majority) and by giving thirty (30) days' written notice to Employee thereof. The Term of Employment shall terminate on the last day of the notice period, but the Employer may require Employee to cease performing services at any time after such notice is given. The Employee shall receive three (3) months base salary following termination without cause.

4.2 VOLUNTARY TERMINATION

At any time the Employee can terminate this contract with thirty (30) days notice.

4.3 DEATH

Death of the Employee terminates this contract. The Employee's estate shall receive one (1) month's Base Compensation following death, in addition to any amounts accrued to the date of death.

4.4 CHANGE IN CONTROL

In the event the Outside Board of Directors sells or merges the Bank and or its holding company (referred to collectively as the "Company") into an unaffiliated entity, or some person or group acting in concert acquires a 25% or greater interest in the Company under circumstances where the acquirers are required to file a notice of change in bank control with the appropriate bank regulatory authorities (either of these events shall be deemed a change of control), and the Employee opposes the event, and either of these events directly results in Employee's termination or demotion within a 12 month period following consummation of such transaction, then Employee will receive an amount equal to two (2) years base compensation at his salary level in effect at the time of the change of control. Notwithstanding any other provision of this Agreement, Employer shall not be required to make any payment to the extent that such payment would be nondeductible by the Employer by reason of Section 280G of the Internal Revenue Code of 1986, as amended (the"Code"), or would subject Employee to the excise tax described in Section 4999 of the Code.

If the Bank is merged under a forced regulatory action, no payment shall be paid under this paragraph. If this change of control clause takes effect, no severance is payable under 4.1.2.

Additionally, all of the Employee's stock options will fully vest as of the date of termination or demotion within a 12 month period (as the case may be), following the change of control.

5. NONCONTACT

Employee hereby covenants and agrees that for a period of twelve (12) months following the separation of employment under this agreement, he shall not, directly or indirectly; contact the customers, clients, employees and pending customers and clients of Prime Pacific Bank. Employee acknowledges that the restrictions and obligations set forth and imposed herein will not prevent him from obtaining gainful employment in his field of expertise or cause him undue hardship, and that the restrictions imposed herein are reasonable and necessary to protect the legitimate business interests of Prime Pacific Bank. Employee further acknowledges that it would be difficult, if not impossible, to measure the monetary damages to Employer by reason of breach of any of the provisions contained herein, and that in the event of a breach by Employee, Employer shall be entitled to equitable relief. Employee further understands and agrees that if a court shall hold any part of this noncontact as unenforceable due to its general scope, duration or geographic restriction, then in such event Employee agrees that the scope, duration or geographic restriction shall be amended to the greatest scope, longest period of time and the largest geographical area enforceable under the applicable law of the state.

6. PROCEEDINGS AND ATTORNEY'S FEES

6.1 ATTORNEY'S FEES

It is the intention of the parties hereto that this Agreement, the performance hereunder, and all suits and special proceedings hereunder be construed in accordance with, under, and pursuant to the laws of the State of Washington. The substantially prevailing party in any suit or special proceeding shall be entitled to reasonable attorney's fees and costs of suit. The venue of any legal proceedings shall be in Snohomish County, Washington.

6.2 ASSIGNABILITY

Employee shall not be entitled to transfer, assign, encumber, sell or otherwise dispose of his rights under this Agreement and any attempt to do so shall be void.

6.3 NOTICE

Any notice to be delivered under this Agreement shall be given in writing and delivered, personally or by certified mail - postage prepaid, addressed to Employer or Employee at their last known address.

6.4 NON-WAIVER

No delay or failure by either party to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that or any other right.

6.5 SEVERABILITY

If any provision of this Agreement shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions shall continue to be fully effective.

6.6 INDEPENDENT COUNSEL

Employee acknowledges the opportunity to consult with his own, independent legal/tax counsel with respect to negotiating, drafting and executing this Agreement.

6.7 ENTIRE AGREEMENT

This Agreement represents the entire agreement of the parties. This Agreement supersedes any prior oral or written agreement between parties on the subject matter hereof and may be modified only by a subsequent agreement in writing signed by the parties. Both parties have contributed to the drafting of this Agreement and none of the terms, provisions or words shall be construed in favor of either particular party.

6.8 BINDING EFFECT

Subject to the restrictions set forth, it is agreed that all covenants, terms, and conditions of this Agreement shall extend, apply to, and bind the heirs, executors, administrators, assigns, and successors in interest of the respective parties hereto as fully as the respective parties themselves are bound. Without limiting the foregoing, it is anticipated that upon the approval

IN WITNESS WHEREOF, the parties have signed the Agreement on this 4th day of March, 2009.

EMPLOYER	EMPLOYEE
By:____________________	By:____________________
Prime Pacific Bank	Glenn A. Deutsch
Diana Clay, Chairman	

By:____________________

John R. Pfeifer, Secretary

Exhibit 6.3

EMPLOYMENT AGREEMENT ADDENDUM

This addendum to the Employment Agreement between Eric Carlsen (Employee) and Prime Pacific Bank, N.A. (Employer) dated January 13, 2002 is hereby modified as follows:

Section 4 TERM OF EMPLOYMENT is hereby modified as follows:

4. The term of Employee's employment shall be from January 13, 2002 through December 31, 2004. The term will automatically renew for successive two year periods unless either party has provided specific notice of non renewal.

All other terms and conditions of the EMPLOYMENT AGREEMENT shall remain as agreed.

IN WITNESS WHEREOF, the parties have signed this ADDENDUM as of this 19 day of January 2005.

EMPYOYER

By: [signature]
Glenn Deutsch, President & CEO
Prime Pacific Bank, N.A.

EMPLOYEE

By: [signature]
Eric Carlsen

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is made and entered into this 12-23-02, 2002 by and between Prime Pacific Bank, N.A., hereinafter referred to as "Employer", and Eric Carlsen, hereinafter referred to as "Employee".

WHEREAS, Employer is a National Bank, and

WHEREAS, Employee wishes to serve and Employer wishes to employ.

NOW THEREFORE, in consideration of the mutual covenants herein exchanged the parties HEREBY AGREE AS FOLLOWS:

1. EMPLOYMENT

Employee agrees to serve Employer as its Senior Vice President ("SVP") and Chief Lending Officer ("CLO").

2. DUTIES

The SVP ensures that all aspects of the banks activities obtain maximum profits commensurate with the best interest of shareholders, customers, employees and the public. The SVP will report to the Executive Vice President (EVP) who is the highest ranking officer of the bank. The SVP provides the highest level of customer relations and service; and ensure compliance with bank policies and procedures.

The CLO provides support, direction, credit information, and loan policies and procedures to ensure the overall quality of the Bank's lending portfolio. The CLO calculates the Allowance for Loan and Lease Loss Reserve ("ALLL") and recommends ALLL monthly allocations to executive management and the Board of Directors. In addition, the CLO reviews and makes recommendations on large and complex loans prior to submission to the Loan Committee. The CLO also directly supervises and coordinates department staff for coverage in all related areas. Employee shall serve the Employer faithfully, devote the necessary time and energy to this employment and use his best efforts and ability to promote the Employer's interests.

3. COMPENSATION

As compensation for his full time services during the Term (as defined in Section 4 below), Employer shall pay Employee the following:

3.1. SALARY

The salary ("Base Compensation") will be $90,000 per annum from commencement date (JANUARY 13, 2002). Base Compensation shall be payable in equal installments at least semi-monthly. Employer shall be responsible for all of the appropriate taxes and insurance premiums normally paid by an Employer. Employee is eligible for and shall receive annual performance evaluations with an opportunity for an increase in salary.

3.2. BONUS

Bonuses shall not be paid unless the Employer has positive retained earnings. Bonuses will be based on holding company Net Return on Equity (ROE) after paying all taxes. Bonus shall be payable no later than thirty (30) days after the approval of the audited December 31 financial statement by the Board of Directors.

3.3. DEFERRED COMPENSATION

Employee has the right to defer any portion of his salary.

3.4. STOCK OPTION

Employee shall be granted an option to purchase 5,000 shares of Prime Pacific Financial Services, Inc., the Holding Company of the Employer, common stock at the rate of $10.00 per share in the manner set forth in the Stock Option Plan. The options will remain exercisable until the expiration of the option, per the Stock Option Plan.

3.5. EXPENSE ACCOUNT

Employee is expected to make certain expenditures in performing his duties and in promoting the business of the Employer and will be reimbursed for such expenses.

3.5.1 ASSOCIATION MEMBERSHIP/EDUCATION

Employee is entitled and encouraged to belong to appropriate professional state and national associations and to attend meetings, seminars, and conventions at Employer's expense.

3.6. VACATION/SICK LEAVE

Employee shall be entitled to an annual vacation with pay of four (4) weeks, which vacation time shall accrue on a monthly basis (1.667 days/month). Beginning with the 2004 calendar year, Employee shall be entitled to an annual vacation with pay of five (5) weeks. Employee's disability, vacation and sick leave shall be in accordance with the Employer's disability, vacation and sick leave policy.

3.7. INSURANCE

Employee shall be entitled to receive such insurance benefits that are available to other employees of the holding company as adopted by its Board of Directors.

4. TERM OF EMPLOYMENT

The Term of Employee's employment shall be from January 13, 2002 through December 31, 2004.

4.1. TERMINATION

In the event that Employer terminates Employee's employment hereunder prior to the expiration of the Term, Employee's compensation in that event shall be limited to the following:

4.1.1 WITH CAUSE

Any provision of this Agreement to the contrary notwithstanding, no benefits will be payable on termination except Base Compensation and benefits accrued to date of termination when Employee's employment is terminated for Cause. Termination shall be determined to be for Cause only in the event Employee is convicted of a felony or is removed from office by order of the OCC or other bank regulatory agency or for continued or repeated violations of the Bank's written policies (after written warning to cease). Employee may be terminated should he not be acceptable to the OCC as an executive officer of the Bank.

4.1.2 NOTICE

If Employer is to terminate Employee's services by December 31, 2004 than Employer will notify Employee 120 days prior.

4.1.3 CHANGE IN CONTROL

Should a Change of Control occur during the term of employment by merger, sale, or other acquisition of the bank or bank holding company, where the services of the Employee are terminated or terminated within one year of above merger, sale or acquisition, then Employee shall be entitled to his monthly Base Compensation for one year.

4.1.4 VOLUNTARY TERMINATION

At any time the Employee can terminate this contract with thirty (30) days notice.

4.1.5 DEATH

Death of the Employee terminates this contract. The Employee's estate shall receive one (1) month's Base Compensation following death, in addition to any amounts accrued to the date of death.

4.2. NONCONTACT AGREEMENT

Employee hereby covenants and agrees that for a period of twelve (12) months following the separation of employment under this agreement, he shall not, directly or indirectly; contact the customers, clients, employees and pending customers and clients of Prime Pacific Bank. Employee acknowledges that the restrictions and obligations set forth and imposed herein will not prevent him from obtaining gainful employment in his field of expertise or cause him undue hardship, and that the restrictions imposed herein are reasonable and necessary to protect the legitimate business interests of Prime Pacific Bank. Employee further acknowledges that it would be difficult, if not impossible, to measure the monetary damages to Employer by reason of breach of any of the provisions contained herein, and that in the event of a breach by Employee, Employer shall be entitled to equitable relief. Employee further understands and agrees that if a court shall hold any part of this non contacte as unenforceable due to its general scope, duration or geographic restriction, then in such event Employee agrees that the scope, duration or geographic restriction shall be amended to the greatest scope, longest period of time and the largest geographical area enforceable under the applicable law of the state.

5. PROCEEDINGS AND ATTORNEY'S FEES

5.1. ATTORNEY'S FEES

It is the intention of the parties hereto that this Agreement, the performance hereunder, and all suits and special proceedings hereunder be construed in accordance with, under, and pursuant to the laws of the State of Washington. The substantially prevailing party in any suit or special proceeding shall be entitled to reasonable attorney's fees and costs of suit. The venue of any legal proceedings shall be in Snohomish County, Washington.

5.2. ASSIGNABILITY

Employee shall not be entitled to transfer, assign, encumber, sell or otherwise dispose of his rights under this Agreement and any attempt to do so shall be void.

5.3. NOTICE

Any notice to be delivered under this Agreement shall be given in writing and delivered, personally or by certified mail - postage prepaid, addressed to Employer or Employee at their last known address.

5.4. NON-WAIVER

No delay or failure by either party to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that or any other right.

5.5. SEVERABILITY

If any provision of this Agreement shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions shall continue to be fully effective.

5.6. INDEPENDENT COUNSEL

Employee acknowledges the opportunity to consult with his own, independent legal/tax counsel with respect to negotiating, drafting and executing this Agreement.

5.7. ENTIRE AGREEMENT

This Agreement represents the entire agreement of the parties. This Agreement supersedes any prior oral or written agreement between parties on the subject matter hereof and may be modified only by a subsequent agreement in writing signed by the parties. Both parties have contributed to the drafting of this Agreement and none of the terms, provisions or words shall be construed in favor of either particular party.

5.8. BINDING EFFECT

Subject to the restrictions set forth, it is agreed that all covenants, terms, and conditions of this Agreement shall extend, apply to, and bind the heirs, executors, administrators, assigns, and successors in interest of the respective parties hereto as fully as the respective parties themselves are bound. Without limiting the foregoing, it is anticipated that upon the approval

IN WITNESS WHEREOF, the parties have signed the Agreement as of the day, month and year first written.

EMPLOYER

By:____________________________

Prime Pacific Bank
Glenn Deutsch
Executive Vice President

EMPLOYEE

By: Eric Carlsen

Eric Carlsen

Exhibit 6.4

EMPLOYMENT AGREEMENT ADDENDUM

This addendum to the Employment Agreement between Don Kiser (Employee) and Prime Pacific Bank, N.A. (Employer) dated May 27, 2003 is hereby modified as follows:

Section 4 TERM OF EMPLOYMENT is hereby modified as follows:

4. The term of Employee's employment shall be from May 27, 2003 through December 31, 2004. The term will automatically renew on an annual basis unless either party has provided specific notice of non renewal.

All other terms and conditions of the EMPLOYMENT AGREEMENT shall remain as agreed.

IN WITNESS WHEREOF, the parties have signed this ADDENDUM as of this 7th day of January 2005.

EMPYOYER

By: ____________________
Glenn Deutsch, President & CEO
Prime Pacific Bank, N.A.

EMPLOYEE

By: ____________________
Don Kiser

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is made and entered into this 27th day of May, 2003 by and between Prime Pacific Bank, N.A., hereinafter referred to as "Employer", and Don Kiser, hereinafter referred to as "Employee".

WHEREAS, Employer is a National Bank, and

WHEREAS, Employee wishes to serve and Employer wishes to employ.

NOW THEREFORE, in consideration of the mutual covenants herein exchanged the parties HEREBY AGREE AS FOLLOWS:

1. EMPLOYMENT

Employee agrees to serve Employer as its Senior Vice President ("SVP") and Chief Financial Officer ("CFO").

2. DUTIES

The position of Chief Financial Officer is responsible for the all of the Bank's fiscal operating results utilizing generally accepted accounting principals, such as cost accounting, budgets, regulatory agency and government reports ensuring the safeguard of Bank assets. Counsels senior management on fiscal control and profitability; prepares, presents and interprets financial reports to senior management; adheres to tax laws and regulatory compliance to properly reflect the financial position of the Bank. Directs accounting department activities; provides leadership, training and supervision within the department; provides a high level of customer relations and service; and ensures compliance with Bank policies and procedures. The position of Chief Financial Officer assists in attaining established Bank and department financial goals. Performs supervisory duties of department staff, coordinates staff for coverage in all related areas of the department.

3. COMPENSATION

As compensation for his full time services during the Term (as defined in Section 4 below), Employer shall pay Employee the following:

3.1. SALARY

The salary ("Base Compensation") will be $95,000 per annum from commencement date (May 27, 2003). Base Compensation shall be payable in equal installments at least semi-monthly. Employer shall be responsible for all of the appropriate taxes and insurance premiums normally paid by an Employer. Employee is eligible for annual performance evaluations with an opportunity for an increase in salary.

3.2. BONUS

Bonuses shall not be paid unless the Employer has positive retained earnings. Bonuses will be based on holding company Net Return on Equity (ROE) after paying all taxes. Bonus shall be payable annually after the approval of the audited December 31 financial statement by the Board of Directors.

3.3. DEFERRED COMPENSATION

Employee has the right to defer any portion of his salary.

3.4. STOCK OPTION

Employee shall be granted an option to purchase 5,000 shares of Prime Pacific Financial Services, Inc., the Holding Company of the Employer, common stock at the rate of $10.00 per share in the manner set forth in the Stock Option Plan. The options will remain exercisable until the expiration of the option, per the Stock Option Plan. The options are considered fully vested at the time of granting

3.5. EXPENSE ACCOUNT

Employee is expected to make certain expenditures in performing his duties and in promoting the business of the Employer and will be reimbursed for such expenses.

3.5.1 ASSOCIATION MEMBERSHIP/EDUCATION

Employee is entitled and encouraged to belong to appropriate professional state and national associations and to attend meetings, seminars, and conventions at Employer's expense.

3.6. VACATION/SICK LEAVE

Employee shall be entitled to an annual vacation with pay of four (4) weeks, which vacation time shall accrue on a monthly basis (1.667 days/month). Employee's disability, vacation and sick leave shall be in accordance with the Employer's disability, vacation and sick leave policy.

3.7. INSURANCE

Employee shall be entitled to receive such insurance benefits that are available to other employees of the Employer as adopted by its Board of Directors.

4. TERM OF EMPLOYMENT

The Term of Employee's employment shall be from May 27, 2003 through December 31, 2004.

4.1. TERMINATION

In the event that Employer terminates Employee's employment hereunder prior to the expiration of the Term, Employee's compensation in that event shall be limited to the following:

4.1.1 WITH CAUSE

Any provision of this Agreement to the contrary notwithstanding, no benefits will be payable on termination except Base Compensation and benefits accrued to date of termination when Employee's employment is terminated for Cause. Termination shall be determined to be for Cause only in the event Employee is convicted of a felony or is removed from office by order of the OCC or other bank regulatory agency or for continued or repeated violations of the Bank's written policies (after written warning to cease). Employee may be terminated should he not be acceptable to the OCC as an executive officer of the Bank.

4.1.2 NOTICE

If Employer is to terminate Employee's services by December 31, 2004 than Employer will notify Employee 90 days prior.

4.1.3 CHANGE IN CONTROL

Should a Change of Control occur during the term of employment by merger, sale, or other acquisition of the bank or bank holding company, where the services of the Employee are terminated or terminated within one year of above merger, sale or acquisition, then Employee shall be entitled to his monthly Base Compensation for one year.

4.1.4 VOLUNTARY TERMINATION

At any time the Employee can terminate this contract with thirty (30) days notice.

4.1.5 DEATH

Death of the Employee terminates this contract. The Employee's estate shall receive one (1) month's Base Compensation following death, in addition to any amounts accrued to the date of death.

4.2. NONCONTACT AGREEMENT

Employee hereby covenants and agrees that for a period of twelve (12) months following the separation of employment under this agreement, he shall not, directly or indirectly; solicit the customers, clients, employees and pending customers and clients of Prime Pacific Bank. Employee acknowledges that the restrictions and obligations set forth and imposed herein will not prevent him from obtaining gainful employment in his field of expertise or cause him undue hardship, and that the restrictions imposed herein are reasonable and necessary to protect the legitimate business interests of Prime Pacific Bank. Employee further acknowledges that it would be difficult, if not impossible, to measure the monetary damages to Employer by reason of breach of any of the provisions contained herein, and that in the event of a breach by Employee, Employer shall be entitled to equitable relief. Employee further understands and agrees that if a court shall hold any part of this non contact as unenforceable due to its general scope, duration or geographic restriction, then in such event Employee agrees that the scope, duration or geographic restriction shall be amended to the greatest scope, longest period of time and the largest geographical area enforceable under the applicable law of the state.

5. PROCEEDINGS AND ATTORNEY'S FEES

5.1. ATTORNEY'S FEES

It is the intention of the parties hereto that this Agreement, the performance hereunder, and all suits and special proceedings hereunder be construed in accordance with, under, and pursuant to the laws of the State of Washington. The substantially prevailing party in any suit or special proceeding shall be entitled to reasonable attorney's fees and costs of suit. The venue of any legal proceedings shall be in Snohomish County, Washington.

5.2. ASSIGNABILITY

Employee shall not be entitled to transfer, assign, encumber, sell or otherwise dispose of his rights under this Agreement and any attempt to do so shall be void.

5.3. NOTICE

Any notice to be delivered under this Agreement shall be given in writing and delivered, personally or by certified mail - postage prepaid, addressed to Employer or Employee at their last known address.

5.4. NON-WAIVER

No delay or failure by either party to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that or any other right.

5.5. SEVERABILITY

If any provision of this Agreement shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions shall continue to be fully effective.

5.6. INDEPENDENT COUNSEL

Employee acknowledges the opportunity to consult with his own, independent legal/tax counsel with respect to negotiating, drafting and executing this Agreement.

5.7. ENTIRE AGREEMENT

This Agreement represents the entire agreement of the parties. This Agreement supersedes any prior oral or written agreement between parties on the subject matter hereof and may be modified only by a subsequent agreement in writing signed by the parties. Both parties have contributed to the drafting of this Agreement and none of the terms, provisions or words shall be construed in favor of either particular party.

5.8. BINDING EFFECT

Subject to the restrictions set forth, it is agreed that all covenants, terms, and conditions of this Agreement shall extend, apply to, and bind the heirs, executors, administrators, assigns, and successors in interest of the respective parties hereto as fully as the respective parties themselves are bound. Without limiting the foregoing, it is anticipated that upon the approval

IN WITNESS WHEREOF, the parties have signed the Agreement as of the day, month and year first written.

EMPLOYER

By:________________________
Prime Pacific Bank
Glenn Deutsch
Executive Vice President

EMPLOYEE

By:________________________
Don Kiser

ARTICLES OF ASSOCIATION

OF

PRIME PACIFIC BANK, NATIONAL ASSOCIATION

For the purpose of organizing an association to perform any lawful activities of national banks, the undersigned do enter into the following Articles of Association:

FIRST - Name. The title of this Association is: "PRIME PACIFIC BANK, NATIONAL ASSOCIATION."

SECOND - Location. The main office of the Association is in Lynnwood, Snohomish County, Washington. The general business of the Association will be conducted at its main office and its legally established branches.

THIRD - Board of Directors. The Board of Directors of this Association will consist of not less than five nor more than twenty-five persons, the exact number to be fixed and determined from time to time by a majority of the full Board of Directors or by resolution of a majority of the shareholders at any regular or special meeting. By the vote of a majority of the full Board, between annual meetings of the shareholders, the Board of Directors may increase the membership of the Board by not more than two members and by like vote appoint qualified persons to fill the vacancies so created; provided, that at no time will the total number of directors exceed twenty-five. Each director will own $1,000 equity interest in this Association or in a company which has control of the Association. The amount of the specified interest will conform to the requirements of 12 U.S.C. 72, as amended.

FOURTH - Annual Meeting of Shareholders. The regular annual meeting of the shareholders of this Association will be held at its main office, or other convenient place duly authorized by the Board of Directors, on such day of each year as is specified in the Bylaws, but if no election is held on that day, it may be held on any subsequent day according to such lawful rules as prescribed by the Board of Directors.

FIFTH - Capitalization. The amount of authorized capital stock of this Association will be Six Hundred Thousand (600,000) shares of common stock of the par value of ten dollars ($10.00) each; but said capital stock may be increased or decreased from time to time, in accordance with the provisions of the laws of the United States. No holder of shares of the capital stock of any class of the Association will have any preemptive or preferential right of subscription to any shares of any class of stock of the Association, whether now or later authorized, or to any obligations convertible into stock of the Association, issued or sold, nor any right of subscription to the foregoing other than as the Board of Directors in its discretion may from time to time determine and at such price as the Board of Directors may from time to time fix.

SIXTH - Officers and Employees. The Board of Directors will appoint one of its members President of this Association, who will be Chairman of the Board, unless the Board appoints another director to be the Chairman. The Board of Directors will have the power to appoint one or more Vice Presidents who, as specified in the Bylaws, will be authorized in the absence of the President, to perform all acts and duties pertaining to the office of President; to appoint a Secretary and/or a Cashier and such other officers and employees as may be required to transact business of this Association; to fix the salaries to be paid to such officers and employees of this Association, and to dismiss any of such officers or employees and appoint others to take their place.

The Board of Directors will have the power to define the duties of the officers and employees of the Association and to require adequate bonds from them for the faithful performance of their duties; to make all bylaws that may be lawful for the general regulation of the business of this Association and the management of its affairs; and generally to do and perform all acts that may be lawful for a Board of Directors to do and perform.

SEVENTH - Change in Location. The Board of Directors will have the power to change the location of the main office of this Association to any other place within the limits of Lynnwood without the approval of the shareholders, and will have the power to establish or change the location of any branch or branches of the Association to any other location permitted under applicable law, without the approval of the shareholders but subject to the approval of the Comptroller of the Currency.

EIGHTH - Existence. The corporate existence of this Association will continue until terminated in accordance with the laws of the United States.

NINTH - Call and Notice of Shareholder Meetings. The Board of Directors of this Association, or shareholders owning, in the aggregate, not less than twenty-five percent (25%) of the stock of this Association, may call a special meeting of shareholders at any time.

Unless otherwise provided by the laws of the United States, or waived by the shareholders as provided in the Bylaws, a notice of the time, place, and purpose of every annual and special meeting of the shareholders will be given by first-class mail, postage prepaid, mailed at least ten (10), and no more than sixty (60), days prior to the date of such meeting to each shareholder of record at his or her address as shown upon the books of this Association.

TENTH - Indemnification. A. As used in this Article:

(1) "Egregious conduct" by a person will mean acts or omissions that involve intentional misconduct or a knowing violation of law, or participation in any transaction from which the person will personally receive a benefit in money, property, or services to which the person is not legally entitled.

(2) "Finally adjudged" will mean stated in a judgment based upon clear and convincing evidence by a court having jurisdiction, from which there is no further right to appeal.

(3) "Director" will mean any person who is a director of the Association and any person who, while a director of the Association, is serving at the request of the Association as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or is a fiduciary or party in interest in relation to any employee benefit plan covering any employee of the Association or of any employer in which it has an ownership interest; and "conduct as a director" will include conduct while a director is acting in any of such capacities.

(4) "Officer-director" will mean any person who is simultaneously both an officer and director of the Association and any person who, while simultaneously both an officer and director of the Association, is serving at the request of the Association as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or is a fiduciary or party in interest in relation to any employee benefit plan covering any employee of the Association or of any employer in which it has an ownership interest; and "conduct as an officer-director" will include conduct while an officer-director is acting as an officer of the Association or in any of such other capacities.

(5) "Subsidiary corporation" will mean any corporation at least eighty percent of the voting stock of which is held beneficially by this Association.

B. No director, officer-director, former director or former officer-director of the Association will be personally liable to the Association or its shareholders for monetary damages for conduct as a director or officer-director occurring after the effective date of this Article unless (1) the conduct is finally adjudged to have been egregious conduct, as defined herein, or (2) the liability is established in a final order from an administrative proceeding or action instituted by an appropriate bank regulatory agency.

C. No director, officer, former director, or former officer of a subsidiary corporation will be personally liable in any action brought directly by this Association as a shareholder of the subsidiary corporation or derivatively on behalf of the subsidiary corporation (or by any shareholder of this Association double-derivatively on behalf of this Association and the subsidiary corporation) for monetary damages for conduct as a director or officer of such subsidiary corporation occurring after the effective date of this Article unless the conduct is finally adjudged to have been egregious conduct, as defined here.

D. The Association will indemnify any person who is, or is threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether by or in the right of the Association or its shareholders or by any other party, by reason of the fact that the person is or was a director or officer-director of the Association or of a subsidiary corporation against judgments, penalties or penalty taxes, fines, settlements (even if paid or payable to the Association or its shareholders or to a subsidiary corporation) and reasonable expenses, including attorneys' fees, actually incurred in connection with such proceeding, unless the liability and expenses were on account of conduct finally adjudged to be egregious conduct, as defined here. The reasonable expenses, including attorneys' fees, of such person incurred in connection with such proceeding will be paid or reimbursed by the Association, upon request of such person, in advance of the final disposition of such proceeding upon receipt by the Association of a written, unsecured promise by the person to repay such amount if it will be finally adjudged that the person is not eligible for indemnification. All expenses incurred by such person in connection with such proceeding will be considered reasonable unless finally adjudged to be unreasonable.

E. No action by the Board of Directors, the shareholders, independent counsel, or any other person or persons will be necessary or appropriate to the determination of the Association's indemnification obligation under paragraph D above in any specific case, to the determination of the reasonableness of any expenses incurred by a person entitled to indemnification under such paragraph, nor to the authorization of such indemnification in any specific case.

F. Notwithstanding paragraph D above, the Association will not be obligated to indemnify any person: (1) for any expenses, including attorneys' fees, incurred to assert any claim against the Association (except a claim based on paragraph G below) or any person related to or associated with it, including any person who would be entitled by this Article to indemnification in connection with the claim; or (2) for any expenses, penalties or other payments incurred in an administrative proceeding or action instituted by an appropriate bank regulatory agency which proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by the person in the form of payments to the Association.

G. The Association will indemnify any person granted indemnification rights under this Article against any reasonable expenses incurred by the person to enforce such rights.

H. Any person granted indemnification rights by this Article may directly assert such rights in set-off of any claim raised against the person by or in the right of the Association and will be entitled to have the same tribunal which adjudicates the Association's claim adjudicate the person's entitlement to indemnification by the Association.

I. The indemnification rights provided in this Article will continue as to a person who has ceased to be a director or officer-director and will benefit the heirs, executors and administrators of such person.

J. Any amendment or repeal of this Article will not adversely affect any right or protection of a director, officer-director, former director or former officer-director existing at the time of such amendment or repeal with respect to acts or omissions occurring prior to such amendment or repeal.

K. Each of the substantive provisions of this Article is separate and independent of the others, so that if any provision is held to be invalid or unenforceable for any reason, such invalidity or unenforceability will not affect the validity or enforceability of the other provisions.

ELEVENTH - Consideration of Non-Monetary Factors. The Board of Directors of the Association, when evaluating any offer of another party to (a) make a tender or exchange for any equity security of the Association, (b) merge or consolidate the Association with another association or corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Association, will, in connection

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with the exercise of its judgment in determining what is in the best interests of the Association and its stockholders, give due consideration to all relevant factors, including without limitation the social and economic effects on the employees, customers, suppliers, and other constituents of the Association and its subsidiaries and on the communities in which the Association and its subsidiaries operate or are located.

TWELFTH - Article Amendments. Subject to the provisions of the laws of the United States, these Articles of Association may be amended at any meeting of the shareholders for which adequate notice has been given, by the affirmative vote of the owners of a majority of the stock of this Association, voting in person or by proxy, unless the vote of holders of a greater amount of stock is required by these Articles or by law, and in that case by the vote of the holders of such greater amount.

TO WITNESS THE FOREGOING, we have signed this document as of February 23, 1995.

David A. Bolin, Jr.

Diana L. Clay

Norman P. Goodwin

Gary M. Hopper

John R. Pfeifer

Linda C. Schoener

Harry E. Truitt

Roger D. Werner

Timothy J. McMahon

DATE ACCEPTED: March 30, 1995

BY:

Nanette G. Goulet, Director for Bank Analysi
OFFICE OF THE COMPTROLLER OF THE CURRENCY
WESTERN DISTRICT OFFICE

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Exhibit 8.3


PRIME PACIFIC
BANK

BYLAWS

TABLE OF CONTENTS

PRIME PACIFIC BANK NA.

ARTICLE 1.

Directors

SECTION 1.1 - Authority and Size of Board. All corporate powers will be exercised by, or under authority of, and the business and affairs of the Association will be managed under the direction of the Board of Directors (the "Board"). The number of directors will be fixed in the manner set forth in the Articles of Association.

SECTION 1.2 - Qualifications of Directors. Any person of lawful age, a citizen of the United States of America, no history of felony convictions, approved by the Board of Directors and if required, approval by the regulators may become a director of this Association.

Additional requirements maybe: 1.) Basic knowledge of the banking industry, the financial regulatory system, and the laws and regulations that govern the operation of the institution, 2.) A willingness to put the interest of the bank ahead of personal interests, 3.) A willingness to avoid conflicts of interests, 4.) Knowledge of the communities served by the bank, 5.) Background, knowledge, and experience in business or another discipline to oversee the bank, 6.) A willingness and ability to commit the time necessary to prepare for and regularly attend board and committee meetings.

SECTION 1.3 - Nominations of Directors. Since the only Bank shareholder is the Holding Company (Prime Pacific Financial Services, Inc.), all nominations of the bank directors will be made by the Board of Directors of Prime Pacific Financial Services, Inc.

SECTION 1.4 - Term of Office. The Board of Directors shall be divided into three (3) classes, as nearly equal in number as the then authorized numbers of directors constituting the whole Board permits, with the term of office of one class expiring each year and with each director serving for a term ending at the third annual meeting of stockholder(s) of the Association following the annual meeting at which the director was elected.

SECTION 1.5 - Vacancies. Any vacancy occurring in the Board of Directors, unless caused by the vote of the stockholder(s), will be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy will be elected for the unexpired term of his or her predecessor in office.

SECTION 1.6 - Regular Meetings. Regular meetings of the Board of Directors will be held at least monthly, without notice, and at such time and at such place as the Board may designate.

SECTION 1.7 - Special Meetings. Special meetings of the Board of Directors may be called by the Chairman, the President or by any two (2) directors.

SECTION 1.8 - Notices. Notices of special meetings of the Board of Directors stating the date, time, place and, in general terms, the purpose or purposes of the meeting must be delivered to each director, by mailing written notice, by telephoning, by email, or telephonic fax at least two (2) days before the meeting. A special meeting must be held not more than twenty (20) days after the delivery of said notice. If mailed, such notice will be deemed to be delivered when deposited in the

United States mail, postage prepaid, addressed to the director at the address provided to the Secretary. An entry of the service of notice, given in the manner above provided, will be made in the minutes of the proceedings of the Board of Directors, and such entry, if read and approved at the subsequent meeting of the Board, will be conclusive on the question of service. Attendance of a director at a special meeting constitutes a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened. A director may waive any notice required for any regular meeting by executing a written waiver of notice either before or after said meeting, and it will be equivalent to the giving of such notice. Notice of any special meeting of the Board may be waived at any time, either before or after the meeting, if the waiver is in writing, evidences actual notice of the meeting, is signed by the director entitled to notice, and is delivered to the Association.

SECTION 1.9 - Quorum. A majority of the directors will constitute a quorum for the transaction of business. Unless otherwise provided in these Bylaws, the act of the majority of the directors present at a meeting at which a quorum is present will be the act of the Board of Directors. A majority of those present at the time and place of any regular or special meeting, although less than a quorum, may adjourn from time to time, without further notice, until a quorum is present. When a quorum reconvenes, the continuation of the prescribed agenda will continue.

SECTION 1.10 - Attendance by Conference Telecommunication. Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone or similar communications equipment, by means of which all persons participating in the meeting can hear each other at the same time, and participation by such means will constitute presence in person at a meeting.

SECTION 1.11 - Consent to Action. Any action which may be taken at a special meeting of the Board of Directors, or at a meeting of any committee of the Board, may be taken without a meeting if consent in writing, setting forth the action so taken, will be signed by all of the directors or all the members of the committee. Such consent will have the same force and effect as a unanimous vote at a duly convened meeting.

SECTION 1.12 - Removal of Director. The entire board of directors may be removed, with or without cause, at a special meeting of stockholder(s) called expressly for that purpose, by a vote of the holders of a majority of the shares then entitled to vote in an election of directors. Any individual director may be removed, with or without cause, at a special meeting of stockholder(s) called expressly for that purpose. Any vacancy caused by such removal will be filled by the stockholder(s) at such meeting, and any director elected to fill such vacancy will serve only for the unexpired term of his or her predecessor and office. For the purposes of this Section 1.14, "cause" shall mean, but is not limited to, fraudulent or dishonest acts or gross abuse of authority, such as malfeasance of duty, fraud, misappropriation, theft, dishonesty, gross negligence of duty, obscene or immoral conduct, willful misconduct, sexual harassment, or failure to properly manage personal or business financial affairs. Additionally, termination of the President of the Bank shall constitute "cause" for the purpose of the President's termination from the board of directors.

SECTION 1.13 - Compensation. The directors will receive such reasonable compensation for their services as directors and as members of any committee appointed by the Board as may be prescribed by the Board of Directors, and may be reimbursed by the Association for ordinary and reasonable expenses incurred in the performance of their duties.

SECTION1.14 - Manifestation of Dissent. A director of the Association who is present at a meeting of the Board at which action on any corporate matter is taken will be presumed to have assented to the action taken unless the director's dissent is entered in the minutes of the meeting. The director may also file his or her written dissent, which will be entered in the minutes of the meeting. The director may file his or her written dissent to such action, with the person acting as the Secretary of the meeting before the adjournment of the meeting or forward such dissent by certified mail or telephonic fax to the Secretary of the Association and recording Secretary within 30 days of the adjournment of the meeting. Such right to dissent will not apply to a director who voted in favor of such action.

ARTICLE 2.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors must formally ratify written policies authorized by committees of the Board before such policies become effective. Each committee must have one or more member(s), who serve at the purpose of the Board of Directors. Provisions of the articles and bylaws governing place of meeting, notice of meeting, quorum and voting requirements of the Board of Directors, apply to committees and their members as well. The creation of a committee and appointment of members to it must be approved by the Board of Directors.

SECTION 2.1 - Committees. The Board of Directors may appoint, from time to time, from its own members, any committees of one or more persons, for such purposes and with such powers as the Board may determine. However, a committee may not authorize distributions of assets or dividends, approve action required to be approved by stockholders, fill vacancies on the Board of Directors or any of its committees, amend Articles of Association or adopt, amend or repeal bylaws, and may not authorize or approve issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares.

SECTION 2.2 - Rules of Procedure. The majority of the members of any committee may fix its rules of procedure. All actions by any committee will be reported in written minutes available at any reasonable time to any Board member. Such actions will be subject to revision, alteration and approval by the Board of Directors; provided that no rights or acts of third parties who have relied in good faith on the authority granted here will be affected by such revision or alteration.

SECTION 2.3 – Standing Committees.

Executive Committee - The Executive Committee shall be comprised of the President, Chairman of the Board, Vice Chairman of the Board and the Secretary of the Board. This committee will convene as needed and at least annually.

Asset/Liability Committee – The Asset/Liability Committee shall be comprised of at least three outside Directors. This committee will meet at least quarterly.

Audit Committee – The Audit Committee shall be comprised of at least three outside Directors. This committee will meet at least quarterly.

IT Committee – The Information Technology Committee shall be comprised of at least two outside Directors. This committee will meet at least quarterly.

Loan Committee – The Loan Committee shall be comprised of at least three outside Directors. This committee will meet at least monthly.

Personnel Committee – The Personnel Committee shall be comprised of at lest three outside directors. This committee will meet at least annually.

ARTICLE 3.

OFFICERS AND EMPLOYEES

SECTION 3.1- Officers. The Board of Directors may elect from its own number a Chairman of the Board (Chairman) and a Vice Chairman of the Board (Vice Chairman) and will elect from its own number a President. It will also elect one or more Vice Presidents, a Secretary and/or a Treasurer, and such additional officers (who may or may not be directors) as in the opinion of the Board the business of the Association requires. The Board may also elect or appoint, or in its discretion delegate to the President the authority to appoint, from time to time such other or additional officers as are desirable for the conduct of the business of the Association. Except as otherwise provided herein, any two or more offices, except President and Secretary positions, may be held simultaneously by one individual.

SECTION 3.2 -Election. None of the officers, except the Chairman, Vice Chairman and the President, need to be a director. The officers will be elected annually by the Board of Directors at the meeting of the Board following the annual meeting of stockholders, and they will hold office at the pleasure of the Board of Directors.

SECTION 3.3 - Removal and Vacancy. The President of the Bank may be removed by the Board of Directors at any time with or without cause. Such removal, however, will be without prejudice to the contract rights, if any, of the persons so removed. Election or appointment of an officer or agent or employee will not of itself create contract rights. If any corporate office becomes vacant by reason of death, resignation, removal or otherwise, the Board of Directors or the executive officer possessing delegated authority to appoint such an officer will have power to fill such vacancies. In case of the absence or disability of any officer, the Board of Directors or the President may delegate the powers or duties of any such officer to another officer for the time being.

SECTION 3.4 - Compensation. The Board of Directors, or a committee of the Board appointed for that purpose, will establish the types and amounts of compensation for the President. Compensation for all other employees or agents of the Association will be established by or at the direction of the President subject to guidelines established by the Board of Directors and reviewed by the Executive Committee on an annual basis.

SECTION 3.5 - Duties of Chairman of the Board. The Chairman of the Board will preside over all stockholders and directors meetings and will perform such other duties as may from time to time be assigned by the Board of Directors; the Chairman of the Board will not, by reason of his or her office, be considered an executive officer of the Association or be assigned executive responsibilities or participate in the operational management of the Association.

SECTION 3.6 -Duties of Vice Chairman. The Vice Chairman will assist the Chairman in the performance of his or her duties and will have such powers and exercise such other duties as will be delegated by the Board or the Chairman. In the absence of the Chairman, the Vice Chairman will perform all of the duties and assume all of the responsibilities of the Chairman.

SECTION 3.7 - Duties of Secretary. The Secretary of the Board (or their designee) will, subject to the direction of the President; (provided, however, that the Secretary will not, by reason of his or her office, be considered an executive officer of the Associate or be assigned executive responsibilities or participate in the operational management of the Association) keep the minutes of all meetings and of the Board of Directors, and to the extent ordered by the Board of Directors or the President the minutes of all meetings of all committees. The Secretary will cause notice to be given of the meetings, of the Board of Directors, and of any committee appointed by the Board. The Secretary will provide for the keeping of proper records of all transactions of the Association. The Secretary will have general charge of the records, documents, and papers of the Association not pertaining to the performance of the duties vested in other officers, which will at all reasonable times be open to the examination of any director. The Secretary will perform such other duties as may be assigned by the Board of Directors or the President.

ARTICLE 4.

MISCELLANEOUS PROVISIONS

SECTION 4.1 - Fiscal Year. The fiscal year of the Association will be the calendar year.

SECTION 4.2 - Records. The Articles of Association, the Bylaws, and the proceedings of all meetings, the Board of Directors and standing committees of the Board will be recorded in appropriate minute books provided for that purpose. The minutes of each meeting will be duly signed and recorded and presented to the full Board of Directors at their next regularly scheduled meeting.

ARTICLE 5.

BYLAWS

SECTION 5.1 - Inspection. A copy of the Bylaws, with all amendments to them, will at all times be kept in a convenient place at the main office of the Association.

SECTION 5.2 - Amendments. Except as otherwise provided in these Bylaws, the Bylaws may be amended, altered or repealed, at any meeting of the Board of Directors, by a vote of the majority of the whole Board of Directors, provided that a written statement of the proposed action has been personally delivered or mailed to all directors at least two (2) days prior to any such meeting. Nothing herein shall deny the concurrent power of the stockholder(s) to adopt, alter, amend, or repeal the Bylaws.

I, John R. Pfeifer, CERTIFY that: (1) I am the duly constituted Board Secretary of Prime Pacific Bank NA and as such officer I am the official custodian of its records; (2) the foregoing Bylaws are the Bylaws of said Association, and all of them are now lawfully in force and in effect.

IN WITNESS THE FOREGOING, I have signed this document on the 15th day of June, 2006.

John R. Pfeifer

John R. Pfeifer, Secretary

Exhibit 10.1

INDEPENDENT AUDITOR'S CONSENT

We consent to the use in this Regulation A Offering Statement of Prime Pacific Financial Services, Inc., filed under Form 1-A with the Securities and Exchange Commission on or about September 10, 2010, of our report, dated April 12, 2010, appearing in the Regulation A Offering Statement.

We also consent to the reference of our firm under the caption "Independent Auditors" in such Regulation A Offering Statement.

Stovall, Grandey & Allen, LLP

STOVALL, GRANDY & ALLEN, L.L.P.
Fort Worth, Texas
September 8, 2010

GRAHAM & DUNN PC

Exhibit 11.1

September 9, 2010

Board of Directors
Prime Pacific Financial Services, Inc.
2502 196th Street
Lynnwood, WA 98036

Re: Legality of Securities to be Issued

Ladies and Gentlemen:

We have acted as special counsel to Prime Pacific Financial Services, Inc., a Washington corporation (the "Company"), in connection with the offering of maximum of 1,562,500 shares of the Company's common stock, no par value per share (the "Shares") to be sold by the Company in an offering to the public, as described in an Offering Statement on Form 1-A (the "Offering Statement") to be filed with the Securities and Exchange Commission ("SEC"). The Offering Statement will be filed pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act").

In connection with the opinion rendered hereby, we have examined (a) the Company's Articles of Incorporation; (b) the Offering Statement; (c) resolutions adopted by the Company's Board of Directors in connection with the offering, and (d) such other documents as we have deemed necessary to form the opinion herein after expressed. As to various questions of fact material to such opinions, where relevant facts were not independently established, we have relied upon statements of officers of the Company.

Based and relying solely upon the foregoing, we advise you that in our opinion the Shares, or any portion thereof, when sold by the Company pursuant to the terms of the Offering Statement and after the Offering Statement has been qualified by the SEC, will be legally issued under the laws of Washington, fully paid and non-assessable.

Consent is hereby given to the filing of this opinion as an exhibit to the Offering Statement and to the reference in the Offering Circular contained therein to our firm under the caption "Legal Matters" as having passed upon the legality of the Shares. In giving this consent, we do not admit that we are experts within the meaning of the 1933 Act, to the extent it may apply.

Very truly yours,

GRAHAM & DUNN PC

Graham & Dunn PC

Pier 70
2801 Alaskan Way ~ Suite 300
Seattle WA 98121-1128
Tel 206.624.8300
Fax 206.340.9599
www.grahamdunn.com

M41383-1440371